Exhibit 99.1

James Hardie Industries SE

FY 2012 Irish Statutory Accounts

FY 2012 Irish Statutory Accounts	1

James Hardie Industries SE

Directors’ Report and

Consolidated Financial Statements

For the Year Ended 31 March 2012

FY 2012 Irish Statutory Accounts	2

James Hardie Industries SE

Table of Contents

Directors’ Report	4
Statement of Directors’ Responsibilities	44
Independent Auditors’ Report	45
Consolidated Profit and Loss Account	47
Consolidated Balance Sheet	48
Consolidated Statement of Cash Flows	49
Consolidated Reconciliation of Movement in Shareholders’ Equity	50
Notes to Consolidated Financial Statements	51
Glossary of Abbreviations and Terms	106
Forward-Looking Statements	107
Company Balance Sheet	109
Notes to the Company Balance Sheet	110

FY 2012 Irish Statutory Accounts	3

Directors’ Report

For the year ended 31 March 2012

The directors present their report and audited consolidated financial statements for the fiscal year ended 31 March 2012 on the consolidated entity consisting of James Hardie Industries SE and its direct and indirect wholly-owned subsidiaries and special purpose entity, collectively referred to as either the “Company”, “we”, “us” or “our” and “JHI SE”, together with its subsidiaries as of the time relevant to the applicable reference, the “James Hardie Group,” unless the context indicates otherwise.

The directors have elected to prepare the consolidated financial statements in accordance with section 1 of the Companies (Miscellaneous Provisions) Act 2009, which provides that a true and fair view of the state of affairs and profit or loss may be given by preparing the financial statements in accordance with accounting principles generally accepted in the United States of America (US GAAP), as defined in Section 1(1) of the Companies (Miscellaneous Provisions) Act 2009, to the extent that the use of those principles in the preparation of the financial statements does not contravene any provision of the Companies Acts or of any regulations made thereunder.

Principal Activities

The principal activities of the Company during fiscal year 2012 were the manufacture and marketing of fibre cement products in the United States, Australia, New Zealand, the Philippines and Europe.

The Company’s fibre cement products are used in a number of markets, including new residential construction (single and multi-family housing), manufactured housing (mobile and pre-fabricated homes), repair and remodeling and a variety of commercial and industrial applications (stores, warehouses, offices, hotels, motels, schools, libraries, museums, dormitories, hospitals, detention facilities, religious buildings and gymnasiums). The Company manufactures numerous types of fibre cement products with a variety of patterned profiles and surface finishes for a range of applications, including external siding and soffit lining, internal linings, facades, fencing and floor and tile underlayments.

Review of the Development and Performance of the Business

Trends and Economic Events

The Company’s products are primarily sold in the residential housing markets. Residential construction levels fluctuate based on new home construction activity and the repair and renovation of existing homes. These levels of activity are affected by many factors, including home mortgage interest rates, the availability of financing to homeowners to purchase a new home or make improvements to their existing homes, inflation rates, unemployment levels, existing home sales, the average age and the size of housing stocks, consumer home repair and renovation spending, gross domestic product growth and consumer confidence levels. In fiscal year 2012, a number of these factors continued to be generally unfavourable, inhibiting the rate of improvement in the US housing market. In addition, although Asia Pacific businesses improved their contribution to the Company, market conditions, particularly in Australia, softened as fiscal year 2012 progressed.

According to the US Census Bureau, single family housing starts, which are one of the key drivers for our performance, were relatively flat at 445,600 units in fiscal year 2012 compared to 444,000 units in fiscal year 2011.

According to the Australian Bureau of Statistics, the total number of new dwellings approvals (on an original basis) decreased 11% in fiscal year 2012 compared to fiscal year 2011.

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Operating Results

The following table shows our selected financial and operating data for continuing operations for fiscal years 2012 and 2011, expressed in millions of US dollars, unless otherwise stated:

	Fiscal Years Ended 31 March
	2012		2011		Favourable (Unfavourable) Change
Net sales:
USA and Europe Fibre Cement		$862.0		$814.0	6%
Asia Pacific Fibre Cement		375.5		353.0	6

Total net sales		1,237.5		1,167.0	6
Cost of goods sold		(830.5)		(775.1)	(7)

Gross profit		407.0		391.9	4
Selling, general and administrative expenses		(191.0)		(173.4)	(10)
Research and development expenses		(30.4)		(28.0)	(9)
Impairment charge		(14.3)		—	—
Asbestos adjustments		(15.8)		(85.8)	82

Operating income		155.5		104.7	49
Net interest expense		(7.4)		(4.4)	(68)
Other income (expense)		3.0		(3.7)	—

Income before income taxes		151.1		96.6	56
Income tax benefit (expense)		453.2		(443.6)	—

Net income (loss)		$604.3		$(347.0)	—%

Volume (mmsf):
USA and Europe Fibre Cement		1,331.8		1,248.0	7%
Asia Pacific Fibre Cement		392.3		407.8	(4)

Average net sale price per unit (per msf):
USA and Europe Fibre Cement	US$	647	US$	652	(1)
Asia Pacific Fibre Cement	A$	916	A$	916	—%

Net sales. Total net sales increased 6% from US$1,167.0 million in fiscal year 2011 to US$1,237.5 million in fiscal year 2012. The increase in total net sales reflected higher sales volume from the USA and Europe Fibre Cement segment, partially offset by a lower average net sales price. Revenue was also favourably impacted by an appreciation of the Asia Pacific currencies against the US dollar, compared to fiscal year 2011.

USA and Europe Fibre Cement net sales. Net sales increased 6% from US$814.0 million in fiscal year 2011 to US$862.0 million in fiscal year 2012 due to higher sales volume, partially offset by a lower average net sales price.

Sales volume increased 7% from 1,248.0 million square feet in fiscal year 2011 to 1,331.8 million square feet in fiscal year 2012 due to increased fibre cement category share and strong primary demand growth in the northern markets.

The average net sales price decreased 1% from US$652 per thousand square feet in fiscal year 2011 to US$647 per thousand square feet in fiscal year 2012.

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According to the US Census Bureau, single family housing starts, which are one of the key drivers of the Company’s performance, were relatively flat at 445,600 for fiscal year 2012 compared to 444,000 in fiscal year 2011.

USA and Europe Fibre Cement operating income excluding asset impairment charges increased 1% due to higher sales volume, partially offset by higher fixed manufacturing and organisational costs and a lower average net sales price.

The average NBSK pulp price was 3% lower at US$952 per ton, compared to fiscal year 2011. NBSK pulp prices reached a peak of US$1,035 per ton in June 2011.

Despite ongoing challenges in the housing market, including tight credit conditions, elevated unemployment rates and shadow stocks of foreclosed homes, the full year reflected a more stable market environment and consistent operating results when compared with the prior year. Although some industry data suggests increased interest among potential homebuyers, builder confidence remains at low levels and caution remains due to the many challenges that continue to inhibit a sustainable recovery in the overall housing market and broader US economy.

Asia Pacific Fibre Cement net sales. Net sales increased 6% from US$353.0 million in fiscal year 2011 to US$375.5 million in fiscal year 2012. Favourable exchange rate movements in the value of the Asia Pacific business’ currencies compared to the US dollar resulted in a 10% increase in US dollar net sales. In Australian dollars, net sales decreased 4% compared to fiscal year 2011 due to lower sales volume and unfavourable geographic mix, partially offset by price increases.

According to Australian Bureau of Statistics data, the total number of new dwellings approvals for fiscal year 2012 (on an original basis) decreased 11% when compared to fiscal year 2011. The reduction in new dwellings approved reflects weaker consumer confidence and a slowing of the broader Australian economy.

Notwithstanding the softening operating environment, the Australian business gained both market and category share in fiscal year 2012.

The New Zealand business’ sales volumes in fiscal year 2012 were lower than fiscal year 2011 and the New Zealand housing market remains very subdued.

The Philippines business’ results in fiscal year 2012 reflected modest gains in sales volumes compared to fiscal year 2011.

Gross profit. Gross profit increased 4% from US$391.9 million in fiscal year 2011 to US$407.0 million in fiscal year 2012. The gross profit margin decreased 0.7 percentage points from 33.6% to 32.9%.

USA and Europe Fibre Cement gross profit increased 3% compared to the prior year, of which 7% was due to higher sales volume and 4% due to improved plant performance, partially offset by 3% due to a lower average net sales price, 3% due to freight costs and 2% due to higher fixed costs. The gross profit margin of the USA and Europe Fibre Cement business decreased by 0.7 percentage points.

Asia Pacific Fibre Cement gross profit increased 6% compared to fiscal year 2011. Favourable currency exchange rate movements in the Asia Pacific business’ currencies compared to the US dollar resulted in a 10% increase in US dollar gross profit. In Australian dollars, Asia Pacific Fibre Cement gross profit decreased 4% compared to fiscal year 2011, primarily driven by a 4% reduction in sales volume compared to fiscal year 2011. The gross profit margin of the Asia Pacific Fibre Cement business decreased by 0.1 percentage points.

Selling, general and administrative (SG&A) expenses. SG&A expenses increased 10%, from US$173.4 million in fiscal year 2011 to US$191.0 million in fiscal year 2012, primarily due to higher employment costs in the USA and Europe Fibre Cement segment and the inclusion of recoveries from third parties of

FY 2012 Irish Statutory Accounts	6

US$10.3 million in fiscal year 2011 related to the costs of the ASIC proceedings for certain of the ten former officers and directors, as further explained below. As a percentage of sales, SG&A expenses increased 0.5 percentage points to 15.4%. As a percentage of sales, SG&A expenses excluding the recovery of ASIC costs in the prior corresponding period decreased 0.3 percentage points to 15.4%.

SG&A expenses in fiscal year 2012 included non-claims handling related operating expenses of AICF of US$2.8 million, compared to US$2.2 million in fiscal year 2011.

ASIC Proceedings

Legal costs incurred in the ASIC proceedings in fiscal year 2012 were US$1.1 million. The Company’s cumulative net costs in relation to the ASIC proceedings from their commencement in February 2007 to 31 March 2012 have totalled US$15.5 million, net of third party recoveries.

Losses and expenses arising from the ASIC proceedings could have a material adverse effect on the Company’s financial position, liquidity, results of operations and cash flows. It is the Company’s policy to expense legal costs as incurred.

See Note 13 to our consolidated financial statements and “Legal Proceedings” below for further information about the ASIC proceedings.

Research and development expenses. Research and development expenses include costs associated with research projects that are designed to benefit all business units. These costs are recorded in the Research and Development segment rather than attributed to individual business units. These costs were 11% higher for fiscal year 2012 at US$18.8 million compared to fiscal year 2011.

Other research and development costs associated with commercialisation projects in business units are included in the business unit segment results. In total, these costs were 5% higher for fiscal year 2012 at US$11.6 million, compared to fiscal year 2011.

Impairment charge. The Company recorded an asset impairment charge of US$14.3 million in fiscal year 2012 related to machinery and equipment in the USA and Europe Fibre Cement segment.

Asbestos adjustments. The Company’s asbestos adjustments are derived from an estimate of future Australian asbestos-related liabilities in accordance with the Amended and Restated Final Funding Agreement (“AFFA”) that was signed with the New South Wales (“NSW”) Government in November 2006 and approved by the Company’s security holders in February 2007.

The discounted central estimate of the asbestos liability has increased from A$1.478 billion at 31 March 2011 to A$1.580 billion at 31 March 2012. The increase in the discounted central estimate of A$102 million is primarily due to lower discount rates, partially offset by a reduction in the projected future number of claims to be reported for a number of disease types.

The asbestos-related assets and liabilities are denominated in Australian dollars. Therefore, the reported value of these asbestos-related assets and liabilities in the Company’s Consolidated Balance Sheet in US dollars is subject to adjustment, with a corresponding effect on the Company’s Consolidated Profit and Loss Account, depending on the closing exchange rate between the two currencies at the balance sheet date.

During fiscal year 2012, the Australian dollar depreciated against the US dollar by 1%, compared to a 13% appreciation in fiscal year 2011.

The Company receives an updated actuarial estimate as of 31 March each year. The last actuarial assessment was performed as of 31 March 2012. The asbestos adjustments for fiscal years ended 31 March 2012 and 2011 are as follows:

FY 2012 Irish Statutory Accounts	7

	Fiscal Years Ended 31 March
(Millions of US dollars)	2012	2011
Change in estimates	$(9.6)	$21.5
Effect of foreign exchange movements	(6.2)	(107.3)

Asbestos adjustments	$(15.8)	$(85.8)

Claims Data

The number of new claims filed in fiscal year 2012 of 456 is lower than new claims of 494 reported in fiscal year 2011, and below actuarial expectations for fiscal year 2012.

The number of settled claims in fiscal year 2012 of 428 is lower than claims settled of 459 in fiscal year 2011.

The average claim settlement in fiscal year 2012 of A$219,000 is A$15,000 higher than fiscal year 2011. Average claim sizes are in line with actuarial expectations for fiscal year 2012.

Asbestos claims paid of A$99.1 million for fiscal year 2012 are lower than the actuarial expectation of A$108.4 million due to lower settlement activity and lower-than-expected claims received.

All figures provided in this Claims Data section are gross of insurance and other recoveries. See Note 11 to our consolidated financial statements for further information on asbestos adjustments.

AICF Loan Facility

On 17 February 2012, AICF made an initial drawdown of A$29.7 million (being US$32.0 million translated at the prevailing spot exchange rate at 17 February 2012) under the secured standby loan facility and related agreements (the “Facility”) with The State of New South Wales, Australia. The initial drawing is reflected on the Consolidated Balance Sheet within Debt (amounts falling due within one year) at 31 March 2012.

On 2 April 2012, the Company made an early contribution of US$138.7 million to AICF, which enabled AICF to fully repay all amounts outstanding under the Facility on 3 April 2012.

Because the Company consolidates AICF due to the Company’s pecuniary and contractual interests in AICF as a result of the funding arrangements outlined in the AFFA, any drawings, repayments or payments of accrued interest by AICF under the Facility impact the Company’s consolidated financial position, results of operations and cash flows.

Any drawings, repayments, or payments of accrued interest under the Facility by AICF do not impact the Company’s free cash flow, as defined in the AFFA, on which annual contributions remitted by the Company to AICF are based. James Hardie Industries SE and its wholly-owned subsidiaries are not a party to, guarantor of, or security provider in respect of the Facility.

See Note 11 to our consolidated financial statements for further information.

Operating income. Operating income increased 49% to US$155.5 million in fiscal year 2012, compared to US$104.7 million in fiscal year 2011. Operating income in fiscal year 2012 included net unfavourable asbestos adjustments of US$15.8 million, AICF SG&A expenses of US$2.8 million, ASIC expenses of US$1.1 million and asset impairments of US$14.3 million. In fiscal year 2011, operating income included net unfavourable asbestos adjustments of US$85.8 million, AICF SG&A expenses of US$2.2 million and a net benefit related to ASIC proceedings of US$8.7 million.

FY 2012 Irish Statutory Accounts	8

USA and Europe Fibre Cement operating income excluding asset impairments increased 1% from US$160.3 million in fiscal year 2011 to US$162.7 million in fiscal year 2012. The increase in operating income was positively impacted by higher sales volume and improved plant performance, partially offset by higher fixed manufacturing and organisational costs, higher freight costs and a lower average net sales price. The USA and Europe Fibre Cement operating income margin excluding asset impairments was 0.8 percentage points lower at 18.9%.

Asia Pacific Fibre Cement operating income increased 1% from US$79.4 million in fiscal year 2011 to US$80.3 million in fiscal year 2012. In Australian dollars, Asia Pacific Fibre Cement operating income decreased 9% due to due to lower sales volume, unfavourable geographic mix and higher labour costs, partially offset by price increases. The Asia Pacific Fibre Cement operating income margin was 1.1 percentage points lower at 21.4%.

General corporate costs. General corporate costs increased 26% from US$26.9 million in fiscal year 2011 to US$33.9 million in fiscal year 2012.

ASIC expenses moved from a net benefit of US$8.7 million in the prior year to an expense of US$1.1 million. General corporate costs in fiscal year 2011 were materially impacted by US$10.3 million recovered from third parties in respect of prior period ASIC expenses. General corporate costs in fiscal year 2011 also reflected domicile change related costs of US$1.8 million.

General corporate costs excluding ASIC expenses and domicile change related costs decreased from US$33.8 million in fiscal year 2011 to US$32.8 million in fiscal year 2012.

Net interest expense. Net interest expense increased from US$4.4 million in fiscal year 2011 to US$7.4 million in fiscal year 2012. Net interest expense in fiscal year 2012 included interest and borrowing costs relating to the Company’s external credit facilities of US$3.7 million and a realised loss of US$7.5 million on interest rate swaps, partially offset by AICF interest income of US$3.3 million and other interest income of US$0.5 million. Net interest expense in fiscal year 2011 included a realised loss of US$3.9 million on interest rate swaps and interest and borrowing costs relating to the Company’s external credit facilities of US$5.0 million, partially offset by AICF interest income of US$4.3 million.

Other income (expense). Other income (expense) increased from an expense of US$3.7 million in fiscal year 2011 to income of US$3.0 million in fiscal year 2012. Movements in other income (expense) are solely due to changes in the fair value accounting of interest rate swap contracts, which were favourably impacted by an increase in medium term US dollar interest rates.

Income tax benefit (expense). Income tax benefit (expense) moved from an expense of US$443.6 million in fiscal year 2011 to an income tax benefit of US$453.2 million in fiscal year 2012, as further explained below.

The Company’s effective tax rate on earnings excluding asbestos, asset impairments and tax adjustments was 22.9% in fiscal year 2012, compared to 31.1% in fiscal year 2011, due to a higher proportion of taxable earnings in jurisdictions with lower statutory income tax rates. The Company’s geographic mix of earnings and expenses is also affected by fluctuations in foreign currency exchange rates of the US dollar to relevant local jurisdiction currencies.

Tax adjustments. The Company recorded net favourable tax adjustments of US$486.9 million in fiscal year 2012, compared to net unfavourable tax adjustments of US$380.7 million in fiscal year 2011.

Fiscal year 2012 tax adjustments include a net benefit of US$485.2 million relating to the 1999 disputed amended tax assessment with the Australian Taxation Office (“ATO”), due to the High Court of Australia’s refusal to grant special leave for the ATO to appeal the Full Federal Court of Australia’s decision in favour of RCI Pty Ltd (“RCI”), as discussed below. Tax adjustments also reflect adjustments in the value of

FY 2012 Irish Statutory Accounts	9

provisions for uncertain tax positions and net tax benefits that the Company anticipates will eventually become unavailable.

Tax adjustments in fiscal year 2011 reflected a US$32.6 million tax charge arising from the Company’s corporate structure simplification and adjustments in the value of provisions for uncertain tax positions. In addition, income tax for fiscal year 2011 reflected income tax expense for the 1999 disputed amended assessment with the ATO following the dismissal of an appeal by RCI in the Federal Court of Australia on 1 September 2010.

Net income (loss). Net income was US$604.3 million in fiscal year 2012, compared to a loss of US$347.0 million in fiscal year 2011. Net income excluding asbestos, asset impairments, ASIC expenses and tax adjustments increased 20% from US$116.7 million in fiscal year 2011 to US$140.4 million in fiscal year 2012.

Non-GAAP Financial Information Derived from GAAP Measures for Fiscal Years 2012 and 2011

The following tables set forth the reconciliation of our non-GAAP financial measures included in our discussion above to the most directly comparable GAAP financial measure. These non-GAAP financial measures are not prepared in accordance with US GAAP; therefore, the information is not necessarily comparable to other companies' financial information and should be considered as a supplement to, not a substitute for, or superior to, the corresponding measures calculated in accordance with US GAAP.

Operating income excluding asbestos, asset impairments and ASIC expenses – operating income excluding asbestos, asset impairments and ASIC expenses is not a measure of financial performance under US GAAP and should not be considered to be more meaningful than operating income. Management has included these financial measures to provide investors with an alternative method for assessing our operating results in a manner that is focussed on the performance of our ongoing operations and provide useful information regarding our financial condition and results of operations. Management uses this non-US GAAP measure for the same purposes.

	Fiscal Years Ended 31 March
(Millions of US dollars)	2012	2011
USA and Europe Fibre Cement	$162.7	$160.3
Asia Pacific Fibre Cement	80.3	79.4
Research and Development	(20.7)	(20.1)
General Corporate:
General corporate costs	(33.9)	(26.9)
Asset impairments	(14.3)	—
Asbestos adjustments	(15.8)	(85.8)
AICF SG&A expenses	(2.8)	(2.2)

Total operating income	$155.5	$104.7

Excluding:
Asbestos:
Asbestos adjustments	15.8	85.8
AICF SG&A expenses	2.8	2.2
Asset impairments	14.3	—
ASIC related expenses (recoveries)	1.1	(8.7)

Operating income excluding asbestos, asset impairments and ASIC expenses	$189.5	$184.0

FY 2012 Irish Statutory Accounts	10

Effective tax rate excluding asbestos, asset impairments and tax adjustments—Effective tax rate excluding asbestos, asset impairments and tax adjustments is not a measure of financial performance under US GAAP and should not be considered to be more meaningful than effective tax rate. Management has included this financial measure to provide investors with an alternative method for assessing our operating results in a manner that is focussed on the performance of our ongoing operations. Management uses this non-US GAAP measure for the same purposes.

	Fiscal Years Ended 31 March
(Millions of US dollars)	2012	2011
Income before income taxes	$151.1	$96.6

Excluding:
Asbestos:
Asbestos adjustments	15.8	85.8
AICF SG&A expenses	2.8	2.2
AICF interest income	(3.3)	(4.3)
Asset impairments	14.3	—

Income before income taxes excluding asbestos and asset impairments	$180.7	$180.3

Income tax benefit (expense)	453.2	(443.6)
Excluding:
Tax (benefit) expense related to asbestos adjustments	(2.7)	6.9
Tax benefit related to asset impairments	(5.0)	—
Tax adjustments [1]	(486.9)	380.7

Income tax expense excluding tax effect of asbestos adjustments, asset impairments and tax adjustments	$(41.4)	$(56.0)

Effective tax rate	299.9%	(459.2)%
Effective tax rate excluding asbestos, asset impairments and tax adjustments	22.9%	31.1%

1	Fiscal year 2012 includes a benefit of US$485.2 million related to RCI’s successful appeal of the ATO’s disputed 1999 amended assessment. Fiscal year 2011 includes a charge of US$345.2 million related to the dismissal of RCI’s appeal of the 1999 disputed amended tax assessment and a charge of US$32.6 million arising from our corporate structure simplification announced on 17 May 2011.

FY 2012 Irish Statutory Accounts	11

Net income excluding asbestos, asset impairments, ASIC expenses and tax adjustments – Net income excluding asbestos, asset impairments, ASIC expenses and tax adjustments is not a measure of financial performance under US GAAP and should not be considered to be more meaningful than net income. Management has included this financial measure to provide investors with an alternative method for assessing our operating results in a manner that is focussed on the performance of our ongoing operations. Management uses this non-US GAAP measure for the same purposes.

	Fiscal Years Ended 31 March
(Millions of US dollars)	2012	2011
Net income (loss)	$604.3	$(347.0)

Excluding:
Asbestos adjustments	15.8	85.8
AICF SG&A expenses	2.8	2.2
AICF interest income	(3.3)	(4.3)
Tax (benefit) expense related to asbestos adjustments	(2.7)	6.9
Asset impairments	14.3	—
ASIC related expenses (recoveries) (net of tax)	1.1	(7.6)
Tax benefit related to asset impairments	(5.0)	—
Tax adjustments [1]	(486.9)	380.7

Net income excluding asbestos, asset impairments, ASIC expenses and tax adjustments	$140.4	$116.7

1	Fiscal year 2012 includes a benefit of US$485.2 million related to RCI’s successful appeal of the ATO’s disputed 1999 amended assessment. Fiscal year 2011 includes a charge of US$345.2 million related to the dismissal of RCI’s appeal of the 1999 disputed amended tax assessment and a charge of US$32.6 million arising from our corporate structure simplification announced on 17 May 2011.

Liquidity and Capital Resources

Our treasury policy regarding our liquidity management, foreign exchange risk management, interest rate risk management and cash management is administered by our treasury department and is centralised in Ireland. This policy is reviewed annually and is designed to ensure that we have sufficient liquidity to support our business activities and meet future business requirements in the countries in which we operate. Counterparty limits are managed by our treasury department and based upon the counterparty credit rating; total exposure to any one counterparty is limited to specified amounts that are approved annually by the CFO.

We have historically met our working capital needs and capital expenditure requirements through a combination of cash flow from operations, credit facilities and other borrowings, proceeds from the sale of property, plant and equipment and proceeds from the redemption of investments. Seasonal fluctuations in working capital generally have not had a significant impact on our short-term or long-term liquidity. We anticipate that we will have sufficient funds to meet our planned working capital and other cash requirements for the next 12 months based on our existing cash balances and anticipated operating cash flows arising during the year. We anticipate that any additional cash requirements will be met from unutilised committed credit facilities and anticipated future net operating cash flow.

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Excluding AICF’s drawdown on its standby loan facility with the NSW government (which the Company is not a party to, guarantor of or security provider in respect of AICF loan facility), we moved to a net cash position of US$265.4 million at 31 March 2012 compared to net debt of US$40.4 million at 31 March 2011.

As of 31 March 2012, we had credit facilities totaling US$280.0 million, of which no amounts were drawn. The credit facilities are all uncollateralised and consist of the following:

	At 31 March 2012
Description	Effective Interest Rate	Total Facility	Principal Drawn
	(Millions of US dollars)
Term facilities, can be drawn in US$, variable interest rates based on LIBOR plus margin, can be repaid and redrawn until September 2012	—	$50.0	$—
Term facilities, can be drawn in US$, variable interest rates based on LIBOR plus margin, can be repaid and redrawn until December 2012	—	130.0	—
Term facilities, can be drawn in US$, variable interest rates based on LIBOR plus margin, can be repaid and redrawn until February 2013	—	50.0	—
Term facilities, can be drawn in US$, variable interest rates based on LIBOR plus margin, can be repaid and redrawn until February 2014	—	50.0	—

Total		$280.0	$—

The weighted average interest rate on the Company’s total debt was nil and 1.02% at 31 March 2012 and 2011, respectively.

On 28 March 2012, US$40.0 million of our unutilised credit facilities with a maturity of February 2013 were cancelled. We did not replace these credit facilities. Accordingly, at 31 March 2012, US$280.0 million was unutilised and available to us.

We draw on and repay amounts available under our term facilities throughout the financial year. During fiscal year 2012, we drew down US$160.0 million and repaid US$219.0 million of our term facilities. The weighted average remaining term of the total credit facilities of at 31 March 2012 was 0.9 years.

If the Company is unable to extend its remaining credit facilities, or is unable to renew its existing credit facilities on terms that are substantially similar to the ones it presently has, it may experience liquidity issues and may have to reduce its levels of planned capital expenditures, suspend share buy-back activities or dividend payments, or take other measures to conserve cash in order to meet its future cash flow requirements.

The Company has historically met its working capital needs and capital expenditure requirements from a combination of cash flow from operations, credit facilities and other borrowings and proceeds from the sale of property, plant and equipment. Seasonal fluctuations in working capital generally have not had a significant impact on its short-term or long-term liquidity.

The Company anticipates it will have sufficient funds to meet its planned working capital and other expected cash requirements for the next twelve months based on its existing cash balances and anticipated operating cash flows arising during the year. The Company anticipates that any additional cash requirements will be met from existing unutilised committed credit facilities and anticipated future net operating cash flow.

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At 31 March 2012, the Company was in compliance with all restrictive debt covenants contained in its credit facility agreements. Under the most restrictive of these covenants, the Company (i) is required to maintain certain ratios of indebtedness to equity which do not exceed certain maximums, excluding assets, liabilities and other balance sheet items of AICF, Amaba, Amaca, ABN 60 and Marlew Mining Pty Limited, (ii) must maintain a minimum level of net worth, excluding assets, liabilities and other balance sheet items of AICF; for these purposes “net worth” means the sum of the par value (or value stated in the books of the James Hardie Group) of the capital stock (but excluding treasury stock and capital stock subscribed or unissued) of the James Hardie Group, the paid in capital and retained earnings of the James Hardie Group and the aggregate amount of provisions made by the James Hardie Group for asbestos-related liabilities, in each case, as such amounts would be shown in the consolidated balance sheet of the James Hardie Group if Amaba, Amaca, ABN 60 and Marlew Mining Pty Limited were not consolidated with the James Hardie Group, (iii) must meet or exceed a minimum ratio of earnings before interest and taxes to net interest charges, excluding all income, expense and other profit and loss statement impacts of AICF, Amaba, Amaca, ABN 60 and Marlew Mining Pty Limited, and (iv) must ensure that no more than 35% of Free Cash Flow (as defined in the AFFA), in any given financial year (“Annual Cash Flow Cap”) is contributed to AICF on the payment dates under the AFFA in the next following financial year. The Annual Cash Flow Cap does not apply to payments of interest, if any, to AICF and is consistent with contractual obligations of the Performing Subsidiary and the Company under the AFFA.

ATO – 1999 Disputed Amended Assessment

In March 2006, RCI Pty Ltd (“RCI”), a wholly-owned subsidiary of the Company, received an amended assessment from the ATO in respect of RCI’s income tax return for the year ended 31 March 1999. The amended assessment issued to RCI was for a total of A$412.0 million. However, after subsequent remissions of general interest charges (“GIC”) by the ATO the total was changed to A$368.0 million, comprising primary tax after allowable credits, penalties, and GIC.

During fiscal year 2007 RCI agreed with the ATO that in accordance with the ATO Receivables Policy, RCI would pay 50% of the total amended assessment, being A$184.0 million (US$152.5 million), and provide a guarantee from James Hardie Industries SE (formerly James Hardie Industries NV) in favour of the ATO for the remaining unpaid 50% of the amended assessment, pending outcome of the appeal of the amended assessment. RCI also agreed to pay GIC accruing on the unpaid balance of the amended assessment in arrears on a quarterly basis.

On 30 May 2007, the ATO issued a Notice of Decision disallowing RCI’s objection to the amended assessment (Objection Decision). On 11 July 2007, the Company filed an application appealing the Objection Decision with the Federal Court of Australia. The matter was heard before the Federal Court in September 2009. On 1 September 2010, the Federal Court of Australia dismissed RCI’s appeal.

Prior to the Federal Court’s decision on RCI’s appeal, the Company believed it was more-likely-than-not that the tax position reported in RCI’s tax return for the 1999 fiscal year would be upheld on appeal.

As a result of the Federal Court’s decision, the Company re-assessed its tax position with respect to the amended assessment and concluded that the ‘more-likely-than-not’ recognition threshold as prescribed by US GAAP was no longer met. Accordingly, with effect from 1 September 2010, the Company recognised an expense of US$345.2 million (A$388.0 million) on its Consolidated Profit and Loss Account for the year ended 31 March 2011, which did not result in a cash outflow. In addition, the Company recognised an uncertain tax position of US$190.4 million (A$184.3 million) on its Consolidated Balance Sheet at 31 March 2011 relating to the unpaid portion of the amended assessment.

RCI appealed the Federal Court’s judgment to the Full Court of the Federal Court of Australia. RCI’s appeal was heard in May 2011. On 22 August 2011, the Full Federal Court upheld RCI’s appeal, ordered that RCI’s objection be allowed in full and awarded RCI costs.

Following the decision of the Full Federal Court to uphold RCI’s appeal, the Company undertook a review of RCI’s tax position. Due to the continued uncertainty in relation to the ultimate outcome of the matter,

FY 2012 Irish Statutory Accounts	14

the Company continued to reflect a liability on its Consolidated Balance Sheet relating to the unpaid portion of the amended assessment, as discussed above.

Subsequently, on 19 September 2011, the ATO filed an application for special leave to appeal the Full Federal Court’s decision to the High Court of Australia. On 10 February 2012, the High Court refused to grant special leave and dismissed the ATO’s application. Accordingly, the matter was finalised in RCI’s favour.

With all avenues of appeal exhausted and the matter effectively concluded, on 27 February 2012 the ATO issued a notice of amended assessment and paid a refund to RCI of A$248.0 million (US$265.8 million). This amount comprises cash that RCI remitted to the ATO during the appeal proceedings of A$184.3 million (US$197.5 million, translated at the prevailing spot exchange rate of US$1.0714/A$1.00 at 10 February 2012), representing 50% of the previous amended assessment, and general interest charges paid by RCI on the unpaid portion of the previous amended assessment of A$63.7 million (US$68.3 million).

On 7 March 2012, the ATO paid an additional refund to RCI of A$121.8 million (US$130.5 million), being the ATO’s calculation of interest income on amounts taken to have been overpaid in respect of the notice of amended assessment issued by the ATO on 27 February 2012. This additional receipt of funds brings the total refunded by the ATO in respect of the RCI notice of amended assessment to A$369.8 million (US$396.3 million).

During the fourth quarter ended 31 March 2012, the Company recognised an income tax benefit of A$452.9 million (US$485.2 million) within income tax expense, which includes amounts refunded by the ATO noted above and the reversal of the provision for the unpaid portion of the amended assessment, being A$184.3 million (US$197.5 million, translated at the prevailing spot exchange rate of US$1.0714/A$1.00 at 10 February 2012), partially offset by income taxes payable in respect of the reversal of general interest charges previously recognised as deductible, and interest on overpayment of tax, totalling A$101.2 million (US$108.6 million). The Company has determined that it is not required to recognise deferred taxes in association with undistributed profits of RCI.

See Note 14 to our consolidated financial statements for further information.

ASIC Proceedings

See “Operating Results” above for information on the ASIC Proceedings.

Cash Flow — Year Ended 31 March 2012 compared to Year ended 31 March 2011

Net operating cash flow increased US$240.0 million from US$147.2 million in fiscal year 2011 to US$387.2 million in fiscal year 2012. Net operating cash flow was favourably impacted by a cash refund of US$396.3 million from the ATO, reflecting RCI’s successful appeal of a 1999 disputed amended tax assessment, partially offset by a contribution to AICF of US$51.5 million in July 2011 (compared to US$63.7 million in fiscal year 2011) and our early contribution to AICF of US$138.7 million on 2 April 2012, which was reflected as restricted cash at 31 March 2012.

Excluding the ATO cash refund and contributions to AICF, net operating cash flow decreased 14% from US$210.9 million in the prior year to US$181.1 million. Net operating cash flow was unfavourably impacted by a payment of withholding taxes of US$35.5 million arising from the Company’s corporate structure simplification, as announced on 17 May 2011, of which US$32.6 million was recognised as an expense in the final quarter of fiscal year 2011, and settlements of interest rate swap contracts, which resulted in a realised loss of US$7.5 million. These unfavourable movements were partially offset by an unrelated tax refund of US$12.3 million.

Historically, we have generated cash from operations before accounting for unusual or discrete large cash outflows. Therefore, in periods when we do not incur any unusual or discrete large cash outflows,

FY 2012 Irish Statutory Accounts	15

we expect that net operating cash flow will be the primary source of liquidity to fund business activities. In periods where cash flows from operations are insufficient to fund all business activities, we expect to rely more significantly on available credit facilities and other sources of working capital.

Net cash used in investing activities increased from US$49.6 million in fiscal year 2011 to US$49.9 million in fiscal year 2012. The increase was due to the deposit of US$14.4 million related to the acquisition of the assets of a US business engaged in the pultrusion of fibreglass profiles, which was completed in the first quarter of fiscal year 2013. This increase was offset by a US$14.5 million decrease in our capital expenditures from US$50.3 million in fiscal year 2011 to US$35.8 million in fiscal year 2012.

Net cash used in financing activities decreased from US$89.7 million in fiscal year 2011 to US$84.4 million in fiscal year 2012 primarily due to repurchases of common stock of US$19.0 million and dividends paid of US$17.4 million in fiscal year 2012, which were both nil in fiscal year 2011. These decreases were partially offset by a reduction in our outstanding term facilities of US$59.0 million during fiscal year 2012 compared to reduction of US$95.0 million during fiscal year 2011.

Capital Requirements and Resources

Our capital requirements consist of expansion, renovation and maintenance of our production facilities and construction of new facilities. Our working capital requirements, consisting primarily of stocks and accounts receivable and payable, fluctuate seasonally during months of the year when overall construction and renovation activity volumes increase.

During the fiscal year ended 31 March 2012, we met our capital expenditure requirements through a combination of internal cash and funds from our credit facilities. We currently expect to spend between US$70 million and US$100 million in fiscal year 2012 for capital expenditures, including facility upgrades and expansions and equipment to enhance environmental compliance.

We anticipate that our cash flows from operations, net of estimated payments under the AFFA, will be sufficient to fund our planned capital expenditure and working capital requirements in the short-term. If we do not generate sufficient cash from operations to fund our planned capital expenditures and working capital requirements, we believe the cash and cash equivalents of US$265.4 million at 31 March 2012 and the cash that we anticipate will be available to us under credit facilities, will be sufficient to meet any cash shortfalls during at least the next 12 months.

Subject to the terms and conditions of the AFFA, we are required to fund AICF on an annual basis, depending on our net operating cash flow. The initial funding payment of A$184.3 million (US$145.0 million at the time of payment) was made to AICF in February 2007 and annual payments will be made each July, unless quarterly payments are elected by the Company. The amounts of these annual payments are dependent on several factors, including our free cash flow (as defined in the AFFA), actuarial estimations, actual claims paid, operating expenses of AICF and the annual cash flow cap. Further contributions of A$118.0 million (US$110.0 million) (including interest payments), A$72.8 million (US$63.7 million) and A$48.9 million (US$51.5 million) were made in fiscal years 2009, 2011 and 2012, respectively. Under the terms of the AFFA, we were not required to make a contribution to AICF in fiscal years 2008 and 2010. On 2 April 2012, we made an early contribution of US$138.7 million (A$132.3 million) to AICF. We expect to make a further contribution of US$45.4 million on 2 July 2012. Our obligation to make future contributions to AICF continues to be linked under the terms of the AFFA to our long-term financial success, especially our ability to generate net operating cash flow.

No dividends were paid to shareholders in fiscal year 2011. On 17 May 2011, we announced the adoption of a capital management policy to distribute between 20% and 30% of profits after tax (excluding asbestos adjustments, which are substantially of a non-cash nature in the short-term) in the form of ordinary dividends and to conduct a more active approach to capital management which was likely to see us buying back or issuing shares as our capital needs dictate, subject to the Board’s review and declaration. In accordance with this policy, we also announced that we were seeking to acquire up to 5% of our issued capital via an on-market share buyback during the twelve month period which ended on 21

FY 2012 Irish Statutory Accounts	16

May 2012. We acquired 3.4 million shares during fiscal year 2012 at an aggregate cost of US$19.0 million (A$19.1 million) at an average price paid per share of US$5.55 (A$5.59) under this previous share buyback program. As of 31 March 2012, all acquired shares were officially cancelled.

To facilitate the ability to access and distribute surplus cash flows and earnings of our operating subsidiaries more efficiently (including for the purpose of making periodic contributions to AICF), we commenced an internal reorganisation involving simplification of our corporate structure including some of the arrangements which were previously part of our Netherlands domicile. As part of this restructure, we incurred a tax charge of approximately US$32.6 million in fiscal year 2011, which was paid in fiscal year 2012. This charge did not impact our contribution to AICF in July 2011, although it did reduce the amount to be contributed to AICF in July 2012 by approximately US$12.4 million. However, this reduction was offset by the Company’s early contribution to AICF of US$138.7 million on 2 April 2012, which was 35% of amounts received from the ATO during fiscal year 2012.

On 21 May 2012, the Company announced a new share buyback program to acquire up to 5% of its issued capital over the subsequent 12 month period.

In fiscal year 2012, we paid an interim ordinary dividend to shareholders of US4.0 cents per security. The total amount of the dividend was US$17.4 million. On 21 May 2012, we announced an ordinary dividend of US38.0 cents per security. The dividend was declared in United States currency and will be paid on 23 July 2012, with a record date of 29 June 2012. When added to the interim ordinary dividend of US4.0 cents per security, paid from earnings in the first-half of fiscal year 2012, the full year dividend is US42.0 cents per security.

The full year dividend is at the upper end of the dividend payout ratio of 20% to 30% announced by the Company in May 2011. The Company intends to make further distributions to shareholders in the near term and to improve capital efficiency through a more appropriately leveraged balance sheet. This may be achieved, in part, with an increase in the dividend payout ratio.We believe our business is affected by general economic conditions, such as level of employment, consumer confidence, consumer income, the availability of financing and interest rates in the United States and in other countries because these factors affect housing affordability and the level of housing values. Over the past several years, the ongoing sub-prime mortgage fallout, rising unemployment, increased foreclosures, high current stocks of unsold homes, tighter credit and volatile equity markets have materially adversely impacted our business. We expect that business derived from current US forecasts of new housing starts and renovation and remodel expenditures will result in our operations generating cash flow sufficient to fund the majority of our planned capital expenditures. It is possible that a slower recovery than expected in new housing starts in the United States or in other countries in which we manufacture and sell our products would negatively impact our growth and our current levels of revenue and profitability and therefore decrease our liquidity and ability to generate sufficient cash from operations to meet our capital requirements.

Pulp and cement are primary ingredients in our fibre cement formulation, which have been subject to price volatility, affecting our working capital requirements. In fiscal year 2012, the average NBSK pulp price was US$952 per ton, a decrease of 3% compared to fiscal year 2011. Although US dollar pulp prices have fallen from their highs, they are expected to remain at elevated levels compared to previous periods. To minimise additional working capital requirements caused by rising pulp prices, we have entered into various contracts that discount pulp prices in relation to pulp indices and purchase our pulp from several qualified suppliers in an attempt to mitigate price increases and supply interruptions.

Freight costs in the US increased in fiscal year 2012 and are expected to rise over the short to medium term reflecting supply constraints for trucks, as the broader economy improves and the cost of fuel remains high.

The collective impact of the foregoing factors, and other factors, including those identified in “Forward-Looking Statements” may materially adversely affect our ability to generate sufficient cash flows from operations to meet our short and longer-term capital requirements. We believe that we will be able to fund any cash shortfalls for at least the next 12 months with cash that we anticipate will be available under our credit facilities and that we will be able to maintain sufficient cash available under those facilities.

FY 2012 Irish Statutory Accounts	17

Additionally, we may decide that it is necessary to suspend planned dividend payments and/or share buy-backs, scale back or postpone our expansion plans and/or take other measures to conserve cash to maintain sufficient capital resources over the short and longer-term.

Capital Expenditures

Our total capital expenditures for fiscal years 2012 and 2011 were US$35.8 million and US$50.3 million, respectively.

Significant capital expenditures in fiscal years 2012 and 2011 included expenditures related to: a new finishing capability on an existing product line; equipment to enhance environmental compliance at our plants; an upgrade to the US business’ supply chain management IT systems; and a new ColorPlus line at our Cleburne, Texas plant. Significant capital expenditures in fiscal year 2011 also included the addition of 12 foot XLD Trim capability at our Peru, Illinois plant.

Contractual Obligations

The following table summarises our contractual obligations at 31 March 2012:

	Payments Due During Fiscal Year Ending 31 March
(Millions of US dollars)	Total	2013		2014 to 2015		2016 to 2017		Beyond 5 Years
Asbestos Liability[1]	$1,662.6	$	N/A	$	N/A	$	N/A	$	N/A
Long-Term Debt	—		—		—		—		—
Estimated interest payments on Long-Term Debt[2]	3.1		1.9		1.2		—		—
Long-Term Debt – AICF loan facility[3]	30.9		30.9		—		—		—
Estimated interest payments on Long-Term Debt – AICF loan facility[4]	—		—		—		—		—
Operating Leases	90.3		18.4		32.8		21.0		18.1
Purchase Obligations[5]	0.7		0.7		—		—		—

Total	$1,787.6		$51.9		$34.0		$21.0		$18.1

[1]

The amount of the asbestos liability reflects the terms of the AFFA, which has been calculated by reference to (but is not exclusively based upon) the most recent actuarial estimate of the projected future asbestos-related cash flows prepared by KPMG Actuarial. The asbestos liability also includes an allowance for the future claims-handling costs of AICF. The table above does not include a breakdown of payments due each year as such amounts are not reasonably estimable. See Note 11 to our consolidated financial statements for further information regarding our future obligations under the AFFA.

[2]

Interest amounts are estimates based on gross debt remaining unchanged from the 31 March 2012 balance and interest rates remaining consistent with the rates at 31 March 2012. Interest paid includes interest in relation to our debt facilities, as well as the net amount paid relating to interest rate swap agreements. The interest on our debt facilities is variable based on a market rate and includes margins agreed to with the various lending banks. The interest on our interest rate swaps is set at a fixed rate. There are several variables that can affect the amount of interest we may pay in future years, including: (i) new debt facilities with rates or margins different from historical rates; (ii) expiration of existing debt facilities resulting in a change in the average interest rate; (iii) fluctuations in the market interest rate; (iv) new interest rate swap agreements; and (v) expiration of existing interest rate swap agreements. We have not included estimated interest payments subsequent to fiscal year ending 31 March 2018 as such amounts are not reasonably estimable.

[3]

On 3 April 2012, all amounts outstanding under AICF loan facility were fully repaid. JHI SE and its wholly-owned subsidiaries are not a party to, guarantor of, or security provided in respect of the AICF loan facility. However, because we consolidate AICF due to our pecuniary and contractual interest in AICF, any drawings, repayments or payments of accrued interest by AICF under the AICF loan facility impact our consolidated financial position, results of operations and cash flows.

FY 2012 Irish Statutory Accounts	18

[4]

On 3 April 2012, all amounts outstanding under AICF loan facility were fully repaid. The Company is unable to reasonably estimate the timing and amount of future drawings, if any, on the AICF loan facility. Accordingly, future interest payments are deemed to be nil.

[5]

Purchase Obligations are defined as agreements to purchase goods or services that are enforceable and legally-binding on us and that specify all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transactions.

See Notes 9, 11 and 13 to our consolidated financial statements for further information regarding long-term debt, long-term debt – asbestos and operating leases, respectively.

Principal Risks and Uncertainties

Our business, operations and financial condition are subject to various risks and uncertainties. We have described below significant factors that may adversely affect our business, operations, financial performance and condition or industry. You should be aware that the occurrence of any of the events described in the following risk factors, elsewhere in or incorporated by reference into this report, and other events that we have not predicted or assessed, could have a material adverse effect on our financial position, liquidity, results of operations and cash flows.

ASBESTOS-RELATED RISKS

Our wholly owned Australian subsidiary, James Hardie 117 Pty Ltd (which we refer to as the “Performing Subsidiary”), is required to make payments to a special purpose fund that provides compensation for Australian asbestos-related personal injury and death claims for which certain Former James Hardie Companies are found liable. These payments may affect our ability to grow the Company.

On 21 November 2006, JHI SE (formerly James Hardie Industries N.V.), AICF, the Government of the State of New South Wales, Australia (which we refer to as the “NSW Government”) and the Performing Subsidiary entered into the AFFA to provide long-term funding to AICF, a special purpose fund that provides compensation for Australian asbestos-related personal injury and death claims for which certain Former James Hardie Companies, including ABN 60 Pty Limited (which we refer to as “ABN 60”), Amaca Pty Ltd (which we refer to as “Amaca”) and Amaba Pty Ltd (which we refer to as “Amaba”) (collectively, the “Former James Hardie Companies”) are found liable.

We have recorded an asbestos liability of US$1.7 billion in our consolidated financial statements as of 31 March 2012, based on the AFFA governing our anticipated future payments to AICF. The initial funding was made to AICF in February 2007 and annual payments are to be made each July, subject to the terms of the AFFA. The amounts of these annual payments are dependent on several factors, including our free cash flow (as defined in the AFFA), actuarial estimations, actual claims paid, operating expenses of AICF and the annual cash flow cap. In fiscal year 2012, we made a contribution of US$51.5 million (A$48.9 million) to AICF. In addition, in April 2012, we made an early contribution of US$138.7 million (A$132.3 million) to AICF. We expect to make a further contribution of US$45.4 million on 2 July 2012. From the time AICF was established in February 2007 through May 2012, we have contributed approximately A$556 million to the fund. Our obligation to make future contributions to AICF continues to be linked under the terms of the AFFA to our long-term financial success, especially our ability to generate net operating cash flow.

As a result of our obligation to make payments under the AFFA, our funds available for capital expenditures (either with respect to our existing business or new business opportunities), repayments of debt, payments of dividends or other distributions have been, and will be, reduced by the amounts paid to AICF, and consequently, our financial position, liquidity, results of operations and cash flows have been, and will be, reduced or materially adversely affected. Our obligation to make these payments could also affect or restrict our ability to access equity or debt capital markets.

FY 2012 Irish Statutory Accounts	19

Potential escalation in proven claims made against, and associated costs of, AICF could increase our annual funding payments required to be made under the AFFA, which may cause us to have to increase our asbestos liability in the future.

The amount of our asbestos liability is based, in part, on actuarially determined, anticipated (estimated), future annual funding payments to be made to AICF on an undiscounted and uninflated basis. Future annual payments to AICF are based on updated actuarial assessments that are to be performed as of 31 March of each year to determine expected asbestos-related personal injury and death claims to be funded under the AFFA for the financial year in which the payment is made and the next two financial years. Estimates of actuarial liabilities are based on many assumptions, which may not prove to be correct, and which are subject to considerable uncertainty, since the ultimate number and cost of claims are subject to the outcome of events that have not yet occurred, including social, legal and medical developments as well as future economic conditions.

If future proven claims are more numerous, the liabilities arising from them are larger than that currently estimated by AICF’s actuary, KPMG Actuarial, or if AICF investments decline in value, it is possible that pursuant to the terms of the AFFA, we will be required to pay higher annual funding payments to AICF than currently anticipated and on which our asbestos liability is based. If this occurs, we may be required to increase our asbestos liability which would be reflected as a charge in our Consolidated Profit and Loss Account at that date. Any such changes to actuarial estimates which require us to increase our asbestos liability could have a material adverse effect on our financial position, liquidity, results of operations and cash flows.

Even though the AFFA has been implemented, we may be subject to potential additional liabilities (including claims for compensation or property remediation outside the arrangements reflected in the AFFA) because certain current and former companies of the James Hardie Group previously manufactured products that contained asbestos.

Until 1987, two former subsidiaries of ABN 60, Amaca and Amaba, which are now owned and controlled by AICF, manufactured products in Australia that contained asbestos. In addition, prior to 1937, ABN 60, which is also now owned and controlled by AICF, manufactured products in Australia that contained asbestos. ABN 60 also held shares in companies that manufactured asbestos-containing products in Indonesia and Malaysia, and held minority shareholdings in companies that conducted asbestos-mining operations based in Canada and Southern Africa. Former ABN 60 subsidiaries also exported asbestos-containing products to various countries. AICF is designed to provide compensation only for certain claims and to meet certain related expenses and liabilities, and legislation in New South Wales, Australia in connection with the AFFA seeks to defer all other claims against the Former James Hardie Companies. The funds contributed to AICF will not be available to meet any asbestos-related claims made outside Australia, or claims made arising from exposure to asbestos occurring outside Australia, or any claim for pure property loss or pure economic loss or remediation of property. In these circumstances, it is possible that persons with such excluded claims may seek to pursue those claims directly against us. Defending any such litigation could be costly and time consuming, and consequently, our financial position, liquidity, results of operations and cash flows could be materially adversely affected.

Prior to 1988, a New Zealand subsidiary in the James Hardie Group manufactured products in New Zealand that contained asbestos. In New Zealand, asbestos-related disease compensation claims are managed by the state-run Accident Compensation Corporation (which we refer to as the “ACC”). Our New Zealand subsidiary that manufactured products that contained asbestos contributed financially to the ACC fund as required by law via payment of an annual levy while it carried on business. All decisions relating to the amount and allocation of payments to claimants in New Zealand are made by the ACC in accordance with New Zealand law. The Injury Prevention, Rehabilitation and Compensation Act 2001 (NZ) bars compensatory damages for claims that are covered by the legislation which may be made against the ACC fund. However, we may be subject to potential liability if any of these claims are found not to be covered by the legislation and are later brought against us, and consequently, our financial position, liquidity, results of operations and cash flows could be materially adversely affected.

FY 2012 Irish Statutory Accounts	20

Because our revenues are primarily derived from sales in US dollars and the actuarially assessed asbestos liability is recorded in Australian dollars and payments pursuant to the AFFA are made in Australian dollars, we may experience unpredictable volatility in our reported results due to changes in the US dollar (and other currencies from which we derive our sales) compared to the Australian dollar.

Payments pursuant to the AFFA are required to be made to AICF in Australian dollars. In addition, annual payments to AICF are calculated based on various estimates that are denominated in Australian dollars. To the extent that our future obligations exceed our Australian dollar cash flows, and we do not hedge this foreign exchange exposure, we will need to convert US dollars or other foreign currency into Australian dollars in order to meet our obligations pursuant to the AFFA. As a result, any unfavourable fluctuations in the US dollar (the majority of our revenues is derived from sales in US dollars) or other currencies against the Australian Dollar could have a material adverse effect on our financial position, liquidity, results of operations and cash flows.

In addition, because our results of operations are reported in US dollars and the asbestos liability is based on estimated payments denominated in Australian dollars, fluctuations in the exchange rate will cause unpredictable volatility in our reported results for the foreseeable future. For example, during fiscal years 2012 and 2011, we recorded an unfavourable impact of US$6.2 million and US$107.3 million, respectively, due to fluctuations in the US dollar compared to the Australian dollar. Any unfavourable fluctuation in US dollar and the other currencies from which we derive our sales compared to the Australian dollar could have a material adverse effect on our financial position, liquidity, results of operations and cash flows.

The AFFA imposes certain non-monetary obligations.

Under the AFFA, we are also subject to certain non-monetary obligations that could prove onerous or otherwise materially adversely affect our ability to undertake proposed transactions or pay dividends. For example, the AFFA contains certain restrictions that generally prohibit us from undertaking transactions that would materially adversely affect the relative priority of AICF as a creditor, or that would materially impair our legal or financial capacity and that of the Performing Subsidiary, in each case such that we and the Performing Subsidiary would cease to be likely to be able to meet the funding obligations that would have arisen under the AFFA had the relevant transaction not occurred. Those restrictions apply to dividends and other distributions, reorganisations of, or dealings in, share capital which create or vest rights in such capital in third parties, or non-arm’s length transactions. While the AFFA contains certain exemptions from such restrictions (including, for example, exemptions for arm’s length dealings; transactions in the ordinary course of business; certain issuances of equity securities or bonds; and certain transactions provided certain financial ratios are met and certain amounts of dividends), implementing such restrictions could materially adversely affect our ability to enter into transactions that might otherwise be favourable to us and could materially adversely affect our financial position, liquidity, results of operations and cash flows.

The AFFA does not eliminate the risk of adverse action being taken against us.

There is a possibility that, despite certain covenants agreed to by the NSW Government in the AFFA, adverse action could be directed against us by one or more of the NSW Government, the government of the Commonwealth of Australia (which we refer to as the “Commonwealth”), governments of the other states or territories of Australia or any other governments, unions or union representative groups, or asbestos disease groups with respect to the asbestos liabilities of the Former James Hardie Companies or other current and former companies of the James Hardie Group. Any such adverse action could materially adversely affect our financial position, liquidity, results of operations and cash flows.

The complexity and long-term nature of the AFFA and related legislation and agreements may result in litigation as to their interpretation.

FY 2012 Irish Statutory Accounts	21

Certain legislation, the AFFA and related agreements, which govern the implementation and performance of the AFFA are complex and have been negotiated over the course of extended periods between various parties. There is a risk that, over the term of the AFFA, some or all parties may become involved in disputes as to the interpretation of such legislation, the AFFA or related agreements. We cannot guarantee that no party will commence litigation seeking remedies with respect to such a dispute, nor can we guarantee that a court will not order other remedies which may materially adversely affect us.

There is no certainty that the NSW Government loan facility to AICF will remain in place for the entire term of the facility.

Drawings under the NSW Government loan facility to AICF, as described in Note 11 to our consolidated financial statements, are subject to satisfaction of certain specified conditions precedent and the NSW Government (as lender) has the right to cancel the loan facility, require repayment of money advanced and enforce security granted to support the loan in the various circumstances prescribed in the loan facility agreement and related security documentation. There are also certain positive covenants given by, and restrictions on the activities of, AICF and Former James Hardie Companies which apply during the term of the loan. A breach of any of these covenants or restrictions may also lead to cancellation of the facility, early repayment of the loan and/or enforcement of the security. As such, there can be no certainty that the loan facility will remain in place for its intended term.

If the loan facility does not remain in place for its intended term, AICF may experience a short-term funding shortfall. A short-term funding shortfall for AICF could subject us to negative publicity. Such negative publicity could materially adversely affect our financial position, liquidity, results of operations and cash flows, employee morale and the market prices of our publicly traded securities.

We may have insufficient Australian taxable income to utilise tax deductions.

We may not have sufficient Australian taxable income in future years to utilise the tax deductions resulting from the funding payments under the AFFA to AICF. Further, if as a result of making such funding payments we incur tax losses, we may not be able to fully utilise such tax losses in future years of income. Any inability to utilise such deductions or losses could materially adversely affect our financial position, liquidity, results of operations and cash flows.

Certain AFFA tax conditions may not be satisfied.

Despite the ATO rulings for the expected life of the AFFA, it is possible that new (and adverse) tax legislation could be enacted in the future. It is also possible that the facts and circumstances relevant to operation of the ATO rulings could change over the life of the AFFA. We may elect to terminate the AFFA if certain tax conditions are not satisfied for more than 12 months. However, we do not have a right to terminate the AFFA if, among other things, the tax conditions are not satisfied as a result of the actions of a member of the James Hardie Group.

Under certain circumstances, we may still have an obligation to make annual funding payments on an adjusted basis if the tax conditions remain unsatisfied for more than 12 months. If the tax conditions are not satisfied in a manner which does not permit us to terminate the AFFA, our financial position, liquidity, results of operations and cash flows may be materially adversely affected. The extent of this adverse effect will be determined by the nature of the tax condition which is not satisfied.

IRISH DOMICILE RELATED RISKS

In connection with transforming the Company to an Irish SE, we and certain of our subsidiaries entered into an employee involvement agreement setting out the terms of future employee involvement in JHI SE. There is a risk that our entry into the employee involvement agreement may affect our decision making process.

FY 2012 Irish Statutory Accounts	22

Under the SE Regulation and other relevant legislation, formation of an SE through merger requires companies to enter into negotiations with a special negotiating body (which we refer to as the “SNB”), made up of employee representatives in the European Economic Area (which we refer to as the “EEA”) member states. As a result of the SNB process, we and certain of our subsidiaries have entered into an agreement on the involvement of employees governing the provision of information to and consultation with our European employees. The agreement generally provides that the management of JHI SE and certain of our subsidiaries will provide information to our European employees regarding certain matters both annually and as such matters may arise. The agreement also provides that we will, subject to certain conditions, provide additional information and engage in a dialogue and exchange of views with those European employees who express an interest in these communications in a manner and with a content that allows those employees to express an opinion so that their opinion may be taken into account in our decision-making process. We also have agreed that we will convene a meeting with non-EEA member state employees to discuss information related to certain matters.

While we do not expect that the employee involvement agreement will result in a material change to our governance or the way James Hardie runs its business, there can be no assurance that it will not affect our decision making process. In addition, an adverse change in our decision making process as a result of the employee involvement agreement could for a period of time affect our results of operations or the market price of our publicly traded securities.

The benefits that we realise as an Irish SE could be materially different from our current expectations.

As an Irish SE, we are organised in a manner that should, among other things, allow key senior managers with global responsibilities to spend more time with management at our local operations and in our markets and provide more certainty to JHI SE regarding its future tax obligations. In addition, because we are subject to Irish law, we have increased our future flexibility. However, there can be no assurance that the ability of our key senior managers with global responsibilities to spend more time with local operations and in our markets will result in an improvement to our results of operations, that the tax laws applicable to our operations will not adversely change in the future, that Irish law will not become more restrictive or otherwise disadvantageous or that changes to our governance structure and board composition will not adversely affect us. A variety of other factors that are partially or entirely beyond our control could cause the benefits that we realise as an Irish SE to be materially different from what we currently expect.

Tax benefits are available under the US-Netherlands Income Tax Treaty to US and Dutch taxpayers that qualify for those benefits. In spite of a favourable settlement with the Appeals Division of the Internal Revenue Service (which we refer to as the “IRS”) for calendar years 2006 and 2007, our eligibility for continuing benefits under the US-Netherlands Tax Treaty is still undetermined for 2009 to 2010.

On 28 December 2004, the United States and The Netherlands amended the US-Netherlands Income Tax Treaty (prior to amendment, the “Original US-NL Treaty”; post amendment, the “New US-NL Treaty”). We believe that, based on the transitional rules set forth in the New US-NL Treaty, the Original US-NL Treaty applied to us and to our Dutch and US subsidiaries until 31 January 2006. We believe that, under the limitation on benefits (which we refer to as the “LOB”) provision of the Original US-NL Treaty, no US withholding tax applied to interest or royalties that our US subsidiaries paid to our Dutch finance subsidiary. The LOB provision of the Original US-NL Treaty had various conditions of eligibility for reduced US withholding tax rates and other treaty benefits, all of which we satisfied. If, however, we do not qualify for benefits under the New US-NL Treaty, those interest and royalty payments would be subject to a 30% US withholding tax.

Companies eligible for benefits under the New US-NL Treaty qualify for a zero percent US withholding tax rate not only on interest and royalties but also, in certain circumstances, on dividends. However, the LOB provision of the New US-NL Treaty has a number of new, more restrictive eligibility requirements for eliminating or reducing US withholding taxes and for other treaty benefits. We changed our organisational and operational structure as of 1 January 2006 to satisfy the requirements of the LOB provision of the

FY 2012 Irish Statutory Accounts	23

New US-NL Treaty and believe we are eligible for the benefits of the New US-NL Treaty commencing 1 February 2006 until 29 June 2010, at which time we became an Irish tax resident and eligible for benefits under the US-Ireland Income Tax Treaty (the “US-Ireland Treaty”).

In spite of a favourable settlement with the Appeals Division of the IRS for calendar years 2006 and 2007, our eligibility for continuing benefits under the New US-NL Treaty is still undetermined for 2009 and the subsequent period to 29 June 2010 (at which time we became an Irish tax resident and eligible for benefits under the US-Ireland Treaty) because such eligibility is determined on an annual basis. If during a subsequent tax audit or related process, the IRS determines that we are not eligible for continuing benefits under the New US-NL Treaty, we may not qualify for treaty benefits. As a result, our effective tax rate could significantly increase beginning in the fiscal year that such determination is made and we could be liable for taxes owed for calendar year 2009 and the subsequent period to 29 June 2010, which could materially adversely affect our financial position, liquidity, results of operations and cash flows.

Tax benefits are available under the US-Ireland Income Tax Treaty to US and Irish taxpayers that qualify for those benefits. Our eligibility for benefits under the US-Ireland Tax Treaty is determined on an annual basis and we could be audited by the IRS for this issue. If during a subsequent tax audit or related process, the IRS determines that we are not eligible for benefits under the US-Ireland Treaty, we may not qualify for treaty benefits. As a result, our effective tax rate could significantly increase and we could be subject to a 30% US withholding tax rate on payments of interest, royalties and dividends from our US subsidiaries to our Irish resident subsidiaries.

In October 2009 we transferred our intellectual property and our treasury and finance operations to Irish resident subsidiaries. We believe that interest and royalties paid by our US subsidiaries to these Irish resident subsidiaries qualify for treaty benefits in the form of reduced withholding tax under the U.S.-Ireland Treaty. For the period between the incorporation of these subsidiaries until the date that we became a tax resident in Ireland, our Irish subsidiaries qualified for treaty benefits under the "derivative benefits" clause of the US-Ireland Treaty on the basis that we were also eligible for treaty benefits under the amended US-NL Income Tax Treaty.

We believe that, under the LOB provision of the US-Ireland Treaty, no US withholding tax applies to interest or royalties that our US subsidiaries paid to our Irish resident subsidiaries. The LOB provision has various conditions of eligibility for reduced US withholding tax rates and other treaty benefits, all of which we believe are satisfied. If, however, we do not qualify for benefits under the US-Ireland Treaty, those interest and royalty payments would be subject to a 30% US withholding tax.

With effect from 29 June 2010 forward (i.e., the date upon which we became an Irish tax resident), we believe that, under the US-Ireland Treaty, a 5% US withholding tax applies to dividends paid by our US subsidiaries to our Irish resident subsidiaries. The LOB provision of the US-Ireland Treaty has various conditions of eligibility for reduced US withholding tax rates and other treaty benefits, all of which we believe we have satisfied. If, however, we do not qualify for benefits under the US-Ireland Treaty, dividend payments by our US subsidiaries would be subject to a 30% US withholding rate.

Our eligibility for benefits under the US-Ireland Tax Treaty is determined on an annual basis and we could be audited by the IRS for this issue. If during a subsequent tax audit or related process, the IRS determines that we are not eligible for benefits under the US-Ireland Treaty, we may not qualify for treaty benefits. As a result, our effective tax rate could significantly increase beginning in the fiscal year that such determination is made and we could be liable for taxes owing for calendar year 2010 and subsequent periods, which could adversely affect our financial position, liquidity, results of operations and cash flows.

Irish law contains provisions that could delay or prevent a change of control that may otherwise be beneficial to you.

Irish law contains several provisions that could have the effect of delaying or preventing a change of control of our ownership. The Irish Takeover Rules generally prohibit the acquisition of shares of our

FY 2012 Irish Statutory Accounts	24

common stock if, because of an acquisition of a relevant interest (including interests held in the form of shares of our common stock, CHESS House Electronic Subregister Syster (“CUFS”) or American Depositary Shares (“ADS”s) in such shares, the voting rights of the shares in which a person (or persons acting in concert) holds relevant interests increases (i) from 30% or below to over 30% or (ii) from a starting point that is above 30% and below 50%. However, this prohibition is subject to exceptions, including acquisitions that result from acceptances under a mandatory takeover bid made in compliance with the Irish Takeover Rules. Although the Irish Takeover Rules may help to ensure that no person acquires voting control of us without making an offer to all shareholders, they may also have the effect of delaying or preventing a change of control that may otherwise be beneficial to you.

Our ability to pay dividends and conduct share buy-backs is dependent on Irish law and may be limited in the future if we are not able to maintain sufficient levels of distributable profits.

Under Irish corporate law, an Irish company is able to pay dividends and/or conduct a buy-back of shares up to the amount of its distributable profits which are determined under applicable accounting practices generally accepted in Ireland (which we refer to as “Irish GAAP”). We believe that our current corporate structure has allowed us to maintain sufficient levels of distributable profits to continue paying dividends in accordance with our publicly disclosed dividend policy, which is updated from time to time, and to conduct share buy-backs as announced in May 2012. However, transactions or events could cause a reduction in our distributable profits, resulting in our inability to pay dividends on our securities or to conduct share buy-backs, which could have a material adverse impact on the market value of the securities that you have invested in.

In the future, we may be required to withhold Irish dividend withholding tax from distributions made by us to you.

There can be no guarantee that the waiver received from the Irish Revenue authorities in respect of Irish dividend withholding tax will be extended for periods after 31 July 2012 which may result in us being required to withhold Irish dividend withholding tax from distributions made by us to you.

TAXATION RELATED RISKS

Our effective income tax rate could increase and materially adversely affect our business.

We operate in multiple jurisdictions and pay tax on our income according to the tax laws of these jurisdictions. Various factors, some of which are beyond our control, determine our effective tax rate. The primary drivers of our effective tax rate are the tax rates of the jurisdictions in which we operate, the level and geographic mix of pre-tax earnings, intra-group royalties, interest rates and the level of debt which give rise to interest expense on external debt and intra-group debt, extraordinary and non-core items, and the value of adjustments for timing differences and permanent differences, including the non-deductibility of certain expenses, all of which are subject to change and which could result in a material increase in our effective tax rate. Such changes to our effective tax rate could materially adversely affect our financial position, liquidity, results of operations and cash flows.

Exposure to additional tax liabilities due to audits could materially adversely affect our business.

Due to our size and the nature of our business, we are subject to ongoing reviews by authorities in taxing jurisdictions on various tax matters, including challenges to various positions we assert on our income tax and withholding tax returns. We accrue for tax contingencies based upon our best estimate of the taxes ultimately expected to be paid, which we update over time as more information becomes available. Such amounts are included in Creditors (amounts falling due within one year) or Creditors (amounts falling due after more than one year) on our Consolidated Balance Sheet, as appropriate. We record additional tax expense in the period in which we determine that the recorded tax liability is less than the ultimate assessment we expect. The amounts ultimately paid on resolution of reviews by taxing jurisdictions could be materially different from the amounts included in Creditors (amounts falling due within one year) or

FY 2012 Irish Statutory Accounts	25

Creditors (amounts falling due after more than one year) and result in additional tax expense which could materially adversely affect our financial position, liquidity, results of operations and cash flows.

OTHER RISKS

Our business is dependent on the residential and commercial construction markets.

Demand for our products depends in large part on the residential construction markets and, to a lesser extent, on commercial construction markets. The level of activity in residential construction markets depends on new housing starts and residential remodeling projects, which are a function of many factors outside our control, including general economic conditions, the availability of financing, mortgage and other interest rates, inflation, unemployment, the stocks of unsold homes, the level of foreclosures, home resale rates, housing affordability, demographic trends, gross domestic product growth and consumer confidence in each of the countries and regions in which we operate.

Any further slowdown in the markets we serve could result in decreased demand for our products and cause us to experience decreased sales and operating income. In addition, further deterioration or continued weaknesses in general economic conditions, such as higher interest rates, continued high levels of unemployment, continued restrictive lending practices and increased number of foreclosures could have a material adverse effect on our financial position, liquidity, results of operations and cash flows.

Substantial and increasing competition in the building products industry could materially adversely affect our business.

Competition in the building products industry is based largely on price, quality, performance and service. Our fibre cement products compete with products manufactured from natural and engineered wood, vinyl, stucco, masonry, gypsum and other materials as well as fibre cement products offered by other manufacturers. Some of our competitors may have greater product diversity, greater financial and other resources, and better access to raw materials than we do and, among other factors, may be less affected by reductions in margins resulting from price competition.

Increased competition in any of the markets in which we compete would likely cause pricing pressures in those markets. Any of these factors could have a material adverse effect on our financial position, liquidity, results of operations and cash flows.

We rely on only a few customers to buy our fibre cement products and the loss of any major customer could materially adversely affect our business.

Our two largest customers individually account for over 10% of our net sales. These two customers’ accounts receivable represented 21% and 20% of our trade accounts receivable at 31 March 2012 and 2011, respectively. We generally do not have long-term contracts with our large customers. Accordingly, if we were to lose one or more of our large customers because our competitors were able to offer customers more favourable pricing terms or for any other reason, we may not be able to replace customers in a timely manner or on reasonable terms. The loss of one or more of our large customers could have a material adverse effect on our financial position, liquidity, results of operations and cash flows.

Regulatory action and continued scrutiny may have an adverse effect on our business.

Our compliance with laws and regulations can be subject to future government review and interpretation. If we fail to comply with applicable laws and regulations, we could be subject to fines, penalties, or other legal liability. Also, should these laws and regulations be amended or expanded, or should new laws and regulations be enacted, we could incur additional compliance costs or restrictions on our ability to manufacture our products and operate our business. Furthermore, our failure to comply with such laws and regulations could result in additional costs, fees or reporting requirements as well as significant

FY 2012 Irish Statutory Accounts	26

regulatory action including fines, penalties and legal defense costs, and could subject us to negative publicity. Such actions could have a material adverse effect on our financial position, results of operations and cash flows.

Our Irish residency could also result in increased negative publicity related to the Company. There continues to be negative publicity regarding, and criticism of, companies that have subsidiaries which conduct substantial business in the US but are domiciled in foreign countries. We cannot assure you that we will not be subject to similar criticism. We previously have been the subject of significant negative publicity in connection with the events that were considered by the Special Commission of Inquiry and the ASIC proceedings in Australia, which we believe has in the past contributed to declines in the price of our publicly traded securities.

We believe that any such adverse action or negative publicity could materially adversely affect our financial position, liquidity, results of operations and cash flows, employee morale and the market prices of our publicly traded securities.

Uncertainty exists surrounding the amount of losses and expenses arising from the ASIC proceedings.

On 17 December 2010, the New South Wales Court of Appeal dismissed our appeal against Justice Gzell’s judgment and ASIC’s cross appeal and ordered that we pay 90% of the costs incurred by ASIC in connection with our appeal.

ASIC subsequently filed applications for special leave to the High Court appealing from the Court of Appeal’s judgment in favour of the former directors’ and former officers’ appeals. Two former officers also filed special leave applications to the High Court. The Company did not file application for special leave to the High Court.

On 3 May 2012, the High Court upheld ASIC’s appeal and overturned the Court of Appeal’s decision in favour of the former non-executive directors and dismissed the former officer’s appeal against the Court of Appeal’s decision. The High Court did not render judgment on claims to be excused from liability, penalty and disqualification and on certain questions concerning costs. The High Court remitted these matters back to the Court of Appeal for further consideration. The Court of Appeal will hear submissions on these issues at a proceeding to be held in late August 2012.

In fiscal years 2012 and 2011, we had expenses of US$1.1 million and expenses (net of recoveries) of US$(8.7) million, respectively, related to the ASIC proceedings and appeals. Fiscal year 2011 includes recoveries from third parties of US$10.3 million related to the costs of the ASIC proceedings for certain of the ten former officers and directors. Our net costs in relation to the ASIC proceedings and appeals from February 2007 to 31 March 2012 totaled US$15.5 million, net of third party recoveries.

ASIC has not notified us of the amount of costs that it has incurred in connection with the ASIC proceedings. In addition, as with the first instance, Court of Appeal and High Court proceedings, the Company may pay a proportion of the costs of the continued proceedings involving the seven former non-executive directors and the former executive, in accordance with the terms of their indemnities, with the remaining costs being met by third parties. We note that other recoveries may be available, including as a result of repayments by former directors and officers in accordance with the terms of their indemnities. Losses and expenses arising from the ASIC proceedings could have a material adverse effect on the Company’s financial position, liquidity, results of operations and cash flows.

Because we have significant operations outside of the United States and report our earnings in US dollars, unfavourable fluctuations in currency values and exchange rates could have a material adverse effect on our business.

Because our reporting currency is the US dollar, our non-US operations face the additional risk of fluctuating currency values and exchange rates. Such operations may also face hard currency shortages

FY 2012 Irish Statutory Accounts	27

and controls on currency exchange. Approximately 33% and 32% of our net sales in fiscal years 2012 and 2011, respectively, were derived from sales outside the United States. Consequently, changes in the value of foreign currencies (principally Australian dollars, New Zealand dollars, Philippine pesos, Euros, U.K. pounds and Canadian dollars) could materially affect our business, results of operations and financial condition. We generally attempt to mitigate foreign exchange risk by entering into contracts that require payment in local currency, hedging transactional risk, where appropriate, and having non-US operations borrow in local currencies. Although, we may enter into such financial instruments from time to time to manage our foreign exchange risks, we did not have any material forward exchange contracts outstanding as of 31 March 2012. There can be no assurance that we will be successful in these mitigation strategies, or that fluctuations in foreign currencies and other foreign exchange risks will not have a material adverse effect on our financial position, liquidity, results of operations and cash flows.

We may be adversely affected by the current disruptions and volatility in the Eurozone.

The Eurozone has experienced difficult credit and liquidity conditions and market disruptions leading to general fiscal and economic weakening, including in Ireland, the Company’s country of domicile. Concerns regarding European sovereign debt have resulted in instability and uncertainty in financial markets and adversely impacted market sentiment across Europe. These negative trends have caused considerable turbulence on the global financial and credit markets due to concerns related to the possible downgrading of the sovereign debt and fiscal instability of several Eurozone countries.

The ongoing uncertainty surrounding conditions in the Eurozone, and the impact it has on the world financial markets, may result in reduced access to credit for the Company. In addition, if conditions in the Eurozone deteriorate and the initiatives being implemented to resolve the sovereign debt crisis ultimately fail, there is a risk of departure from the Euro by one or more Eurozone countries, which may lead to volatility in foreign exchange rates as the negative effects of such a departure impact the world financial markets. Also, rescue measures that are or may be implemented to address the Eurozone sovereign debt crisis may result in significant changes to the current tax structure in Eurozone countries, which could have a significant adverse effect on the Company’s effective tax rate on earnings.

Any such adverse consequences from the current disruptions and volatility in the Eurozone could have a material adverse effect on our financial position, results of operations and cash flows.

If payouts for product liability claims resulting from allegations of product defects exceed our insurance coverage, these payouts could result in a material adverse effect on our business.

The actual or alleged existence of defects in any of our products could subject us to significant product liability claims, including potential putative class action claims. Although we do not have replacement insurance coverage for damage to, or defects in, our products, we do have product liability insurance coverage for consequential damages that may arise from the use of our products. Although we believe this coverage is adequate and we currently intend to maintain this coverage in the future, we cannot assure you that this coverage will be sufficient to cover all future product liability claims or that this coverage will be available at reasonable rates in the future. The successful assertion of one or more claims against us that exceed our insurance coverage could require us to incur significant expenses to pay these damages. These additional expenses could have a material adverse effect on our financial position, liquidity, results of operations and cash flows.

Warranty claims relating to our products and exceeding our warranty reserves could have a material adverse effect on our business.

We have offered, and continue to offer, various warranties on our products, including a 30-year limited warranty for certain of our fibre cement siding products in the United States. In total, as of 31 March 2012, we have accrued US$27.0 million for such warranties within “Accrued product warranties” on our Consolidated Balance Sheet and have disclosed the movements in our consolidated warranty reserves within Note 10 to our consolidated financial statements. Although we maintain reserves for warranty-related claims and legal proceedings that we believe are adequate, we cannot assure you that warranty

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expense levels or the results of any warranty-related legal proceedings will not exceed our reserves. If our warranty reserves are significantly exceeded, the costs associated with such warranties could have a material adverse effect on our financial position, liquidity, results of operations and cash flows.

We may incur significant costs, including capital expenditures, in complying with applicable environmental and health and safety laws and regulations.

In all the jurisdictions in which we operate, we are subject to environmental, health and safety laws and regulations governing our operations, including, among other matters (i) the air, soil, and water quality of our plants and (ii) the use, handling, storage, disposal and remediation of hazardous substances currently or formerly used by us or any of our affiliates. Under these laws and regulations, we may be held jointly and severally responsible for the remediation of any hazardous substance contamination at our or our predecessors’ past or present facilities and at third-party waste disposal sites. We may also be held liable for any claims, penalties or fines arising out of human exposure to hazardous substances or other environmental damage, including damage to natural resources, and our failure to comply with air, water, waste, and other environmental regulations.

In addition, many of our products contain crystalline silica, which can be released in a respirable form in connection with manufacturing practices and handling or use. The inhalation of respirable crystalline silica at high and prolonged exposure levels is known or suspected to be associated with silicosis and has been the subject of extensive tort litigation. We may face future costs of engineering and compliance to meet new standards relating to crystalline silica if standards are heightened. In addition, there is a risk that claims for silica-related health effects could be made against us. We cannot assure you that we will have adequate resources, including adequate insurance coverage, to satisfy any future silica-related health effect claims. In addition, our sales could decrease if silica-related health effect claims are made against us and as a result, potential users of our products may decide not to use our products. Any such claims may have a material adverse effect on our financial position, liquidity, results of operations and cash flows.

The costs of complying with environmental and health and safety laws relating to our operations or the liabilities arising from past or future releases of, or exposure to, hazardous substances, greenhouse gases, or product liability matters, or our failure to comply with air, water, waste, and other than existing environmental regulations may result in us making future expenditures that could have a material adverse effect on our financial position, liquidity, results of operations and cash flows. Such regulations and laws may increase the cost of energy or other products necessary to our operation, thereby increasing our operating costs. In addition, we cannot make any assurances that the laws currently in place that directly or indirectly relate to environmental liability will not change. If, for example, applicable laws or judicial interpretations related to successor liability or “piercing the corporate veil” were to change, such changes could have a material adverse effect on our financial position, liquidity, results of operations and cash flows.

We may experience adverse fluctuations in the supply and cost of raw materials and energy supply necessary to our business which could have a material adverse effect on our business.

Cellulose fibre (wood-based pulp), silica, cement and water are the principal raw materials used in the production of fibre cement, and the availability and cost of such raw materials are critical to our operations. Our fibre cement business periodically experiences fluctuations in the supply and costs of raw materials, and some of our supply markets are concentrated. In fiscal year 2012, the average NBSK pulp price was US$952 per ton, a decrease of 3% compared to fiscal year 2011. Although US dollar pulp prices have fallen from their highs, they are expected to remain at elevated levels compared to previous periods.

Freight costs in the US were also higher in fiscal year 2012 compared to the prior year. Freight costs are expected to continue to be higher compared to prior years.

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Price fluctuations or material delays may occur in the future due to lack of raw materials, suppliers, or supply chain disruptions. The loss or deterioration of our relationship with a major supplier, an increase in demand by third parties for a particular supplier’s products or materials, delays in obtaining materials, or significant increases in fuel and energy costs could have a material adverse effect on our financial position, liquidity, results of operations and cash flows.

Demand for our products is subject to changes in consumer preference.

The continued development of builder and consumer preference for our fibre cement products over competitive products is critical to sustaining and expanding demand for our products. Therefore, the failure to maintain and increase builder and consumer acceptance of our fibre cement products could have a material adverse effect on our growth strategy, as well as our financial position, liquidity, results of operations and cash flows.

Our ability to sell our products into certain markets is influenced by building codes and ordinances in effect in the related localities and states and may limit our ability to compete effectively in certain markets and our ability to increase or maintain our current market share for our products.

Most states and localities in the markets in which we sell our products maintain building codes and ordinances that determine the requisite qualities of materials that may be used to construct homes and buildings for which our products are intended. Our products may not qualify under building codes and ordinances in certain markets, prohibiting our customers from using our products in those markets. This may limit our ability to sell our products into certain markets. In addition, ordinances and codes may change over time which may, from the time they are implemented, prospectively limit or prevent the use of our products in those markets, causing us to lose market share for our products. Although we keep up-to-date on the current and proposed building codes and ordinances of the markets in which we sell or plan to sell our products and, when appropriate, seek to become involved in the ordinance and code setting process, our efforts may be ineffective, which would have a material adverse effect on our financial condition, liquidity, results of operations and cash flows.

Our financial performance could be impacted by a customer’s inability to pay amounts owed.

Our financial performance is dependent on our customers within the building products industry. Our customers’ businesses have been impacted by the current economic environment, disruptions to the capital and credit markets and decreased demand for their products and services. If any of our largest customers or a substantial number of smaller customers are adversely affected by these conditions, if we become aware of information related to the credit worthiness of a major customer, or if future actual default rates on receivables in general differ from those currently anticipated, we may have to adjust the reserves for uncollectible receivables, which could have a material adverse effect on our financial position, liquidity, results of operations and cash flows.

Our reliance on third party distribution channels could impact our business.

We offer our products directly and through a variety of third party distributors and dealers. Changes in the financial or business condition of these distributors and dealers could subject the Company to losses and affect its ability to bring our products to market and could have a material adverse effect on our business, financial position, liquidity, results of operations and cash flows.

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Changes in, or failure to comply with, the laws, regulations, policies or conditions of any jurisdiction in which we conduct our business could result in, among other consequences, the loss of our assets in such jurisdiction, the elimination of certain rights that are critical to the operation of our business in such jurisdiction, a decrease in revenues or the imposition of additional taxes or other costs.

Because we own assets, manufacture and sell our products internationally, our activities are subject to political, economic, legal and other uncertainties, including:

•	changing political and economic conditions;

•	changing laws and policies;

•	the general hazards associated with the assertion of sovereign rights over certain areas in which we conduct our business; and

•	laws limiting or conditioning the right and ability of subsidiaries and joint ventures to pay dividends or remit earnings to affiliated companies.

Although we seek to take applicable laws, regulations and conditions into account in structuring our business on a global basis, changes in, or our failure to comply with, the laws, regulations, policies or conditions of any jurisdiction in which we conduct our business could result in, among other consequences, the loss of our assets in such jurisdiction, the elimination of certain rights that are critical to the operation of our business in such jurisdiction, a decrease in revenues or the imposition of additional taxes. Therefore, any change in laws, regulations, policies or conditions of a jurisdiction could have a material adverse effect on our financial position, liquidity, results of operations and cash flows.

Because our intellectual property and other proprietary information may become publicly available, we are subject to the risk that competitors could copy our products or processes.

Our success depends, in part, on the proprietary nature of our technology, including non-patentable intellectual property such as our process technology. To the extent that a competitor is able to reproduce or otherwise capitalise on our technology, it may be difficult, expensive or impossible for us to obtain adequate legal or equitable relief. Also, the laws of some foreign countries may not protect our intellectual property to the same extent as do the laws of the United States. In addition to patent protection of intellectual property rights, we consider elements of our product designs and processes to be proprietary and confidential and/or trade secrets. To safeguard our confidential information, we rely on employee, consultant and vendor non-disclosure agreements and contractual provisions and a system of internal and technical safeguards to protect our proprietary information. However, any of our registered or unregistered intellectual property rights may be subject to challenge or possibly exploited by others in the industry, which could materially adversely affect our financial position, liquidity, results of operations, cash flows and competitive position.

Severe weather, natural disasters and climate conditions could have an adverse effect on our overall business.

Our plants and other facilities are located in places that could be affected by natural disasters, such as hurricanes, typhoons, cyclones, earthquakes, floods, tornados and other natural disasters. Natural disasters and widespread adverse climate changes that directly impact our plants or other facilities could materially adversely affect our manufacturing or other operations and, thereby, harm our overall financial position, liquidity, results of operations and cash flows.

In the manufacture of our products, we rely on a continuous and uninterrupted supply of electric power, water and, in some cases, natural gas, as well as the availability of water, waste and emissions discharge facilities. Any future shortages or discharge curtailments, of a material nature, could significantly disrupt our operations and increase our expenses. We currently do not have backup generators on our sites with the capability of maintaining all of a site’s full operational power needs and we do not have alternate sources of power in the event of a sustained blackout. While our insurance includes coverage for certain “business interruption” losses (i.e., lost profits) and for certain “service interruption” losses, such as an

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accident at our supplier’s facility, any losses in excess of the insurance policy’s coverage limits or any losses not covered by the terms of the insurance policy could have a material adverse effect on our financial condition. If blackouts interrupt our power supply, we would be temporarily unable to continue operations at the affected facilities. Any future material and sustained interruptions in our ability to continue operations at our facilities could damage our reputation, harm our ability to retain existing customers or obtain new customers and could result in lost revenue, any of which could have a material adverse effect on our financial position, liquidity, results of operations and cash flows.

In the future, we may be unable to renew our credit facilities on their current terms or terms that are customary for other companies in our industry or who have similar credit ratings, or be able to obtain any alternative or additional financing arrangements.

In the future, we may not be able to renew credit facilities on substantially similar terms, or at all; we may have to pay additional fees and expenses that we might not have to pay under current circumstances; and we may have to agree to terms that could increase the cost of our debt facilities. If we are unable to renew our credit facilities on terms which are not materially less favourable than the terms currently available to us or obtain alternative or additional financing arrangements, we may experience liquidity issues and will have to reduce our levels of planned capital expenditures, suspend dividend payments and/or share buy-back programs or take other measures to conserve cash in order to meet our future cash flow requirements.

Ineffective internal controls over financial reporting could impact our business and operating results.

The United States Securities and Exchange Commission (“SEC”), as directed by Section 404 of the Sarbanes-Oxley Act of 2002, adopted rules requiring companies to include in their Annual Report on Form 20-F a report of management on the Company’s internal controls over financial reporting that contains an assessment by management of the effectiveness of the Company’s internal controls over financial reporting. In addition, the Company’s independent registered public accounting firm must report on the Company’s internal control over financial reporting. Our management concluded that our internal controls over financial reporting are effective. Moreover, our independent registered public accounting firm was satisfied with our internal controls, the level at which our controls are documented, designed, operated and reviewed. Nonetheless, during the course of future evaluation, documentation and attestation, we may identify deficiencies that we may not be able to remedy in a timely manner. Furthermore, our internal control over financial reporting may not prevent or detect misstatements because of its inherent limitations, including the possibility of human error, the circumvention or overriding of controls, or fraud. If we fail to achieve and maintain the adequacy of our internal controls, we may not be able to conclude that we have effective internal controls, on an ongoing basis, over financial reporting in accordance with the Sarbanes-Oxley Act. Furthermore, effective internal controls over financial reporting are necessary for us to produce reliable financial reports and are important to help prevent fraud. As a result, our failure to achieve and maintain effective internal controls over financial reporting could result in the loss of investor confidence in the reliability of our financial statements, which in turn could harm our business and negatively impact the trading price of our ADSs. Furthermore, even effective internal controls can only provide reasonable assurance with respect to the preparation and fair presentation of financial statements. In addition, we have incurred considerable costs and used significant management time and other resources in our effort to comply with Section 404 and other requirements of the Sarbanes-Oxley Act.

Our use of accounting estimates involves judgment and could impact our financial results.

The preparation of financial statements requires management to make judgments, estimates, and assumptions that affect the reported amounts of assets, liabilities, income, and expenses. Due to the inherent uncertainty in making estimates, actual results reported in future periods may be based upon amounts which differ from those estimates. Estimates, judgments, and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. The accounting policies deemed

FY 2012 Irish Statutory Accounts	32

critical to the Company’s results, based upon materiality and significant judgments and estimates, are described in Note 2 to our consolidated financial statements. In addition, as discussed in Note 10, “Product Warranties” and Note 13, “Contingencies and Commitments” to our consolidated financial statements, we make certain estimates including decisions related to legal proceedings and warranty reserves. If the judgment, estimates, and assumptions used by the Company in preparing its financial statements are subsequently found to be incorrect, there could be a material impact on the Company’s results of operations.

We may acquire or divest businesses from time to time, and this may materially adversely affect our results of operations and financial condition and may significantly change the nature of the company in which you have invested.

In the past, we have divested business segments. In the future, we may acquire other businesses or sell some or all of our assets or business segments. Any significant acquisition or sale may materially adversely affect our results of operations and financial condition and could change the overall profile of our business. As a result, the value of our shares may decrease in response to any such acquisition or sale and, upon any such acquisition or sale, our shares may represent an investment in a company with significantly different assets and prospects from the Company when you made your initial investment in us.

We are dependent upon our key management personnel for our future success.

Our success is greatly influenced by our ability to attract and retain qualified executives with experience in our market and industry. Our ability to retain executive officers and key management personnel is important to the implementation of our strategy. We could potentially lose the services of any of our senior management personnel due to a variety of factors that could include, without limitation, death, incapacity, personal issues, retirement, resignation, or competing employers. We may fail to attract and retain qualified key management personnel required to continue to operate our business successfully. The unexpected loss of senior management, coupled with our failure to recruit qualified successors, could have a material adverse effect on our business and the trading price of our common stock.

LEGAL PROCEEDINGS

We are involved from time to time in various legal proceedings and administrative actions incidental or related to the normal conduct of our business, including litigation concerning our products. Although it is impossible to predict the outcome of any pending legal proceeding, we believe that such proceedings and actions should not, except as it relates to asbestos, the ASIC proceedings, the matters described in the Environmental and Legal section below, and income taxes, individually or in the aggregate, have a material adverse effect on our consolidated financial position, results of operations or cash flows. For further details, see “Principal Risks and Uncertainties” above.

ASIC Proceedings

In February 2007, ASIC commenced civil proceedings in the Supreme Court of New South Wales against the Company, ABN 60 and ten then-present or former officers and directors of the James Hardie Group. While the subject matter of the allegations varied between individual defendants, the allegations against the Company were confined to alleged contraventions of provisions of the Australian Corporations Act/Law relating to continuous disclosure and engaging in misleading or deceptive conduct in respect of a security. The Company defended each of the allegations made by ASIC and the orders sought against it in the proceedings, as did the former directors and officers of the Company.

On 23 April 2009, the Supreme Court issued judgment against the Company and the ten former officers and directors of the Company.

FY 2012 Irish Statutory Accounts	33

All defendants other than two lodged appeals against the Supreme Court’s judgments, and ASIC responded by lodging cross appeals against the appellants. The appeals lodged by the former directors and officers were heard in April 2010 and the appeal lodged by the Company was heard in May 2010.

On 30 September 2010, the Company entered into agreements with third parties and subsequently received payment for US$10.3 million relating to the costs of the ASIC proceedings for certain former officers. These recoveries were reflected as a reduction to selling, general and administrative expenses for the year ended 31 March 2011. The Company notes that other recoveries may be available resulting from repayments by third parties, including former directors and officers, in accordance with the terms of their indemnities.

On 17 December 2010, the New South Wales Court of Appeal dismissed the Company’s appeal against the Supreme Court’s judgment and ASIC’s cross appeal and ordered that the Company pay 90% of the costs incurred by ASIC in respect of the Company’s appeal. The Court of Appeal also allowed the appeals brought by the non-executive directors, but dismissed ASIC’s related cross-appeals, and ordered ASIC to pay the non-executive directors costs of the proceedings and the appeals. The Court of Appeal allowed the appeals and cross appeals in respect of certain former officers in part and reserved certain matters for further submissions. On 6 May 2011, the Court of Appeal rendered judgment in the exoneration, penalty and cost matter for certain former officers in which it varied certain orders made at first instance and ordered that there be no order as to the costs of the appeals of the certain former officers and ASIC’s related cross-appeals.

ASIC subsequently filed applications for special leave to the High Court appealing from the Court of Appeal’s judgment in favour of the former directors’ and former officers’ appeals. Two former officers also filed special leave applications to the High Court. The Company did not file application for special leave to the High Court. The High Court granted ASIC’s application for special leave on 13 May 2011. The High Court granted the special leave applications for one of the former officers, and the other former officer withdrew his application. Appeals brought by ASIC and the Company’s former directors and former officer were heard by the High Court over three days commencing 25 October 2011.

On 3 May 2012, the High Court upheld ASIC’s appeal and overturned the Court of Appeal’s decision in favour of the former non-executive directors and dismissed the former officer’s appeal against the Court of Appeal’s decision. The High Court did not render judgment on claims to be excused from liability, penalty and disqualification and on certain questions concerning costs. The High Court remitted these matters back to the Court of Appeal for further consideration. The Court of Appeal will hear submissions on these issues at a proceeding to be held in late August 2012.

Due to the High Court’s decision to remit certain matters back to the Court of Appeal, further or different orders may be made with respect to the seven former non-executive directors and the former executive on issues such as liability, any banning orders, civil penalties payable, and as to the costs of the appeals and the first instance proceedings that the Company may become liable for under indemnities.

The amount of the costs that the Company may be required to pay to ASIC is contingent on a number of factors. These include, without limitation, whether such costs (including the costs orders in ASIC’s favour against the Company in the first instance hearing, which orders were not disturbed by the Court of Appeal) are reasonable having regard to the issues pursued in the case by ASIC against the Company, the number of legal practitioners involved in such legal work and their applicable fee rates. In addition, the amount of costs is contingent on the associated legal work undertaken specifically in respect of those issues, since the Company is not liable for legal costs of a previous claim and related order that was withdrawn by ASIC in September 2008, the overlapping claims against other parties in the first instance or appeal proceedings or the successful interlocutory appeal by the Company against ASIC during the course of the first instance hearing.

ASIC has not notified the Company of the amount of costs that it has incurred in connection with the ASIC proceedings and any costs that may be asserted by ASIC in the future will be subject to third party review and may not represent the amount of costs the Company will ultimately be liable to pay. Accordingly, in light of the inherent uncertainty surrounding the amount of such costs, together with the unusual

FY 2012 Irish Statutory Accounts	34

circumstances surrounding the ASIC proceedings, the Company is unable to estimate the additional loss or range of loss relating to the quantum of costs incurred by ASIC at this time. Therefore, the Company has not recorded any provision for these costs at 31 March 2012.

As with the first instance, Court of Appeal and High Court proceedings, the Company may pay a proportion of the costs of the continued proceedings involving the seven former non-executive directors and the former executive, with the remaining costs being met by third parties. We note that other recoveries may be available, including those as a result of repayments by former directors and officers in accordance with the terms of their indemnities. As a result, it is not presently possible for the Company to estimate the amount of loss or range of loss, including costs that it might become liable to pay as a consequence of the continued proceedings involving the seven former non-executive directors and the former executive.

Losses and expenses arising from the ASIC proceedings could have a material adverse effect on the Company’s financial position, liquidity, results of operations and cash flows. It is the Company’s policy to expense legal costs as incurred.

For further information, see “Principal Risks and Uncertainties” above and Note 13 to our consolidated financial statements.

Tax Contingencies

Due to our size and the nature of our business, we are subject to ongoing reviews by taxing jurisdictions on various tax matters, including challenges to various positions we assert on our income tax returns. We accrue for tax contingencies based upon our best estimate of the taxes ultimately expected to be paid, which we update over time as more information becomes available. Such amounts are included in Creditors (amounts falling due within one year) or Creditors (amounts falling due after more than one year), as appropriate. If we ultimately determine that payment of these amounts is unnecessary, we reverse the liability and recognise a tax benefit during the period in which we determine that the liability is no longer necessary. We record additional tax expense in the period in which we determine that the recorded tax liability is less than the ultimate assessment we expect.

In fiscal years 2012 and 2011, we recorded an income tax expense of US$0.5 million and nil, respectively, as a result of the finalisation of litigation with the ATO in our favour, certain tax audits (whereby certain matters were settled), the expiration of the statute of limitations related to certain tax positions and adjustments to income tax balances based on the filing of amended income tax returns, which give rise to the benefit recorded by us.

We or one of our subsidiaries file income tax returns in various jurisdictions, including Ireland, the United States, Australia, New Zealand, the Philippines and The Netherlands. We are no longer subject to US federal examinations by the IRS for tax years prior to tax year 2009. We are no longer subject to examinations by The Netherlands tax authority, for tax years prior to tax year 2006. We are no longer subject to Australian federal examinations by the ATO for tax years prior to tax year 2008.

In connection with our re-domicile from The Netherlands to Ireland, we became an Irish tax resident on 29 June 2010. While we were domiciled in The Netherlands, we derived significant tax benefits under the US-NL treaty. The treaty was amended during fiscal year 2005 and became effective for us on 1 February 2006. The amended treaty provided, among other things, requirements that we must meet for us to qualify for treaty benefits and its effective income tax rate. During fiscal year 2006, we made changes to our organisational and operational structure to satisfy the requirements of the amended treaty and believe that we were in compliance and qualified for treaty benefits while we were domiciled in The Netherlands. However, if during a subsequent tax audit or related process, the IRS determines that these changes did not meet the requirements, we may not qualify for treaty benefits and our effective income tax rate could significantly increase beginning in the fiscal year that such determination is made, and we could be liable for taxes owed for calendar year 2009 and the subsequent period in which we were domiciled in The Netherlands.

FY 2012 Irish Statutory Accounts	35

We believe that it is more likely than not that we were in compliance and should qualify for treaty benefits for calendar year 2009 and the subsequent period in which we were domiciled in The Netherlands. Therefore, we believe that the requirements for recording a liability have not been met and therefore we have not recorded any liability at 31 March 2012.

Amended Australian Taxation Office Assessment

In March 2006, RCI, a wholly-owned subsidiary of the Company, received an amended assessment from the ATO with respect to RCI’s income tax return for the year ended 31 March 1999. The amended assessment related to the amount of net capital gains arising as a result of an internal corporate restructure carried out in 1998 and was issued pursuant to the discretion granted to the Commissioner of Taxation under Part IVA of the Income Tax Assessment Act 1936. The amended assessment issued to RCI was for a total of A$412.0 million. However, after subsequent remissions of general interest charges (“GIC”) by the ATO the total was changed to A$368.0 million, comprising primary tax after allowable credits, penalties, and GIC.

During fiscal year 2007 RCI agreed with the ATO that in accordance with the ATO Receivable Policy, RCI would pay 50% of the total amended assessment being A$184.0 million (US$152.5 million), and provide a guarantee from James Hardie Industries SE (formerly James Hardie Industries N.V.) in favour of the ATO for the remaining unpaid 50% of the amended assessment, pending outcome of the appeal of the amended assessment. RCI also agreed to pay GIC accruing on the unpaid balance of the amended assessment in arrears on a quarterly basis.

The ATO conceded that RCI had a reasonably arguable position that the amount of net capital gains arising as a result of the corporate restructure carried out in 1998 was reported correctly in the fiscal year 1999 tax return and that Part IVA does not apply.

On 30 May 2007, the ATO issued a Notice of Decision disallowing RCI’s objection to the amended assessment (“Objection Decision”). On 11 July 2007, RCI filed an application appealing the Objection Decision and the matter was heard before the Federal Court of Australia in September 2009.

On 1 September 2010, the Federal Court of Australia dismissed RCI’s appeal.

Prior to the Federal Court’s decision on RCI’s appeal, the Company believed it was more-likely-than-not that the tax position reported in RCI’s tax return for the 1999 fiscal year would be upheld on appeal.

As a result of the Federal Court’s decision, the Company re-assessed its tax position with respect to the amended assessment and concluded that the ‘more-likely-than-not’ recognition threshold as prescribed by US GAAP was no longer met. Accordingly, with effect from 1 September 2010, the Company recognised an expense of US$345.2 million (A$388.0 million) on its Consolidated Profit and Loss Account, which did not result in a cash outflow for the year ended 31 March 2011. In addition, the Company recognised an uncertain tax position of US$198.1 million (A$184.3 million) on its Consolidated Balance Sheet relating to the unpaid portion of the amended assessment. With effect from 1 September 2010, the Company expensed payments of GIC to the ATO as incurred.

RCI appealed the Federal Court’s judgment to the Full Court of the Federal Court of Australia. RCI’s appeal was heard in May 2011. On 22 August 2011, the Full Federal Court upheld RCI’s appeal, ordered that RCI’s objection be allowed in full and awarded RCI costs.

Following the decision of the Full Federal Court to uphold RCI’s appeal, the Company undertook a review of RCI’s tax position. Due to the continued uncertainty in relation to the ultimate outcome of the matter, the Company continued to reflect a liability on its Consolidated Balance Sheet relating to the unpaid portion of the amended assessment, as discussed above.

Subsequently, on 19 September 2011, the ATO filed an application for special leave to appeal the Full Federal Court’s decision to the High Court of Australia. On 10 February 2012, the High Court refused

FY 2012 Irish Statutory Accounts	36

to grant special leave and dismissed the ATO’s application. Accordingly, the matter was finalised in RCI’s favour.

With all avenues of appeal exhausted and the matter effectively concluded, on 27 February 2012 the ATO issued a notice of amended assessment and paid a refund to RCI of A$248.0 million (US$265.8 million). This amount comprises cash that RCI remitted to the ATO during the appeal proceedings of A$184.3 million (US$197.5 million, translated at the prevailing spot exchange rate of US$1.0714/A$1.00 at 10 February 2012), representing 50% of the previous amended assessment, and general interest charges paid by RCI on the unpaid portion of the previous amended assessment of A$63.7 million (US$68.3 million).

On 7 March 2012, the ATO paid an additional refund to RCI of A$121.8 million (US$130.5 million), being the ATO’s calculation of interest income on amounts taken to have been overpaid in respect of the notice of amended assessment issued by the ATO on 27 February 2012. This additional receipt of funds brings the total refunded by the ATO in respect of the RCI notice of amended assessment to A$369.8 million (US$396.3 million).

During the fourth quarter ended 31 March 2012, the Company recognised an income tax benefit of A$452.9 million (US$485.2 million) within income tax expense, which primarily includes amounts refunded by the ATO noted above and the reversal of the provision for the unpaid portion of the amended assessment, being A$184.3 million (US$197.5 million, translated at the prevailing spot exchange rate of US$1.0714/A$1.00 at 10 February 2012), partially offset by income taxes payable in respect of the reversal of general interest charges previously recognised as deductible and interest on overpayment of tax, totaling A$101.2 million (US$108.6 million). The Company has determined that it is not required to recognise deferred taxes in association with undistributed profits of RCI.

RCI was awarded costs in connection with all court proceedings. The Company will record income in relation to such costs during the period in which such amounts are received from the ATO.

For further information, see “Principal Risks and Uncertainties” above and Note 14 to our consolidated financial statements.

Environmental and Legal

Our operations, like those of other companies engaged in similar businesses, are subject to a number of laws and regulations on air and water quality, waste handling and disposal. Our policy is to accrue for environmental costs when it is determined that it is probable that an obligation exists and the amount can be reasonably estimated.

We are involved from time to time as a defendant in certain legal proceedings and administrative actions related to general liability claims (including the matters noted below). We recognise a liability for unasserted and asserted claims in the period in which the loss becomes probable and estimable. The amount of loss is dependent on a number of factors including, without limitation, the specific facts and circumstances unique to each claim brought against us, the existence of any co-defendants involved in defending the claim, the solvency of such co-defendants (including the ability of such co-defendants to remain solvent until the related claim is ultimately resolved), the amount of loss estimated to be allocable to us in instances that involve co-defendants in defending the claim and whether we have access to third-party recoveries to cover a portion of the costs incurred in defending and settling such actions. Accordingly, we are unable to reasonably estimate a loss or range of loss in relation to some asserted claims brought against the Company at this time. Potential losses arising from both unasserted claims and asserted claims could in the future have a material adverse effect on the Company’s financial position, results of operations and cash flows.

Between March 2011 and March 2012, one of our US subsidiaries was named as a defendant in seven lawsuits, each of which relates to products allegedly manufactured by the subsidiary and is pending in five separate U.S. federal district courts. Each lawsuit has a different set of facts and circumstances;

FY 2012 Irish Statutory Accounts	37

however, the lawsuits all relate to products allegedly manufactured by the subsidiary, raise virtually the same claims and are brought by generally the same underlying plaintiffs’ counsel. In addition to the individually-named plaintiffs, each lawsuit seeks to pursue claims on behalf of a purported but unidentified class of homeowners.

The plaintiffs moved to transfer and consolidate all of the related actions within one federal district court, and their motion was granted in June 2012. However, no class has been certified. We believe we have meritorious defenses to each lawsuit, and intend to vigorously defend the actions. Based on available information and circumstances presently known, we believe that the outcome of these related actions will not have a material adverse effect on our financial condition, results of operations or cash flows.

Historically, we had and continue to have access to third-party recoveries to cover a portion of the costs incurred in defending and settling such actions, subject to contractual limitations on amounts available for recovery from third parties. We record an asset related to estimated third-party recoveries that are available for reasonably estimable asserted claims. Although we have historically had access to recoveries from third-parties, we could in the future lose access to some or all third-party recoveries due to expiration of contractual rights or insolvency of such third-parties. In such circumstance, losses that arise in relation to claims that would otherwise have been defrayed by third-party recoveries could in the future have a material adverse effect on our financial position, results of operations and cash flows.

We also receive general liability claims for which third-party recoveries are not available. In these instances, we recognise a loss for claims that are reasonably estimable.

For all claims, we adjust our estimates based on new information as it becomes available and increase or decrease the related loss reserves and asset recoveries with a corresponding adjustment to SG&A expenses until each claim is ultimately settled.

The Company has made a provision for asserted and unasserted general liability claims that are reasonably estimable within Creditors (Amounts falling due within one year) under “Other liabilities” and Creditors (Amounts falling due after more than one year) under “Other liabilities”, with a corresponding receivable for third-party recoveries being recognised within Debtors under “Other assets” at 31 March 2012.

Financial Instruments

The Company calculates the fair value of financial instruments and includes this additional information in the notes to the consolidated financial statements when the fair value is different from the carrying value of those financial instruments. The estimated fair value amounts have been determined by the Company using available market information and appropriate valuation methodologies. However, considerable judgment is required in interpreting market data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts that the Company could realise in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

Periodically, interest rate swaps, commodity swaps and forward exchange contracts are used to manage market risks and reduce exposure resulting from fluctuations in interest rates, commodity prices and foreign currency exchange rates. Where such contracts are designated as, and are effective as, a hedge, changes in the fair value of derivative instruments designated as cash flow hedges are deferred and recorded in other comprehensive income. These deferred gains or losses are recognised in income when the transactions being hedged are recognised. The ineffective portion of these hedges is recognised in income currently. Changes in the fair value of derivative instruments that are not designated as hedges for accounting purposes are recognised in income. The Company does not use derivatives for trading purposes.

Credit Risk

FY 2012 Irish Statutory Accounts	38

Financial instruments which potentially subject the Company to credit risk consist primarily of cash and cash equivalents, investments and trade accounts receivable.

The Company maintains cash and cash equivalents, investments and certain other financial instruments with various major financial institutions. At times, these financial instruments may be in excess of insured limits. To minimise this risk, the Company performs periodic evaluations of the relative credit standing of these financial institutions and, where appropriate, places limits on the amount of credit exposure with any one institution.

The Company is exposed to losses on forward exchange contracts in the event that counterparties fail to deliver the contracted amount. The credit exposure to the Company is calculated as the mark-to-market value of all contracts outstanding with that counterparty. At 31 March 2012, total credit exposure arising from forward exchange contracts was not material.

Credit risk with respect to trade accounts receivable is concentrated due to the concentration of the distribution channels for the Company’s fibre cement products. Credit is extended based on evaluation of each customer’s financial position and, generally, collateral is not required. The Company has historically not incurred significant credit losses. See Note 18 to our consolidated financial statements.

The maximum exposure of credit risk is represented by the carrying amount of each financial asset in the Consolidated Balance Sheet.

See Note 12 of the notes to the consolidated financial statements for additional information regarding the Company’s fair value of its financial instruments.

Interest Rate Risk

The Company has market risks from changes in interest rates, primarily related to its borrowings. At 31 March 2012, the Company had nil borrowings. From time to time, the Company may enter into interest rate swap contracts in an effort to mitigate interest rate risk. At 31 March 2012, the Company had interest rate swap contracts with a fair value of US$3.1 million, which are included in Accounts Payable. Movements in the fair value of these interest rate swap contracts are recorded in the Consolidated Profit and Loss Account in Other income (expense).

Foreign Currency Risk

We have significant operations outside of the United States and, as a result, are exposed to changes in exchange rates which affect our financial position, results of operations and cash flow. In addition, payments to AICF are required to be made in Australian dollars which, because the majority of our revenues is produced in U.S. dollars, exposes us to risks associated with fluctuations in the U.S. dollar/Australian dollar exchange rate.

We purchase raw materials and fixed assets and sell some finished product for amounts denominated in currencies other than the functional currency of the business in which the related transaction is generated. In order to protect against foreign exchange rate movements, the Company may enter into forward exchange contracts timed to mature when settlement of the underlying transaction is due to occur. At 31 March 2012, there were no material contracts outstanding.

Commodity Price Risk

We are exposed to changes in prices of commodities used in our operations, primarily associated with energy, fuel and raw materials such as pulp and cement. Pulp has historically demonstrated more price sensitivity than other raw materials that we use in our manufacturing process. We expect that pulp prices will remain at elevated levels and that energy, fuel and cement prices will also fluctuate in the near future. To minimise the additional working capital requirements caused by rising prices related to these commodities, we have entered into contracts that discount pulp prices in relation to various pulp indices

FY 2012 Irish Statutory Accounts	39

over a longer-term and purchase our pulp from several qualified suppliers in an attempt to mitigate price increases and supply interruptions. However, if such commodity prices do not continue to rise, our cost of sales may be negatively impacted due to fixed pricing over the longer-term.

Research and Development

We pioneered the successful development of cellulose reinforced fibre cement and, since the 1980s, have progressively introduced products developed as a result of our proprietary product formulation and process technology. The introduction of differentiated products is one of the core components of our global business strategy. This product differentiation strategy is supported by our significant investment in research and development activities.

For fiscal years 2012 and 2011, our expenses for research and development were US$30.4 million and US$28.0 million, respectively.

We view research and development as key to sustaining our existing market leadership position and expect to continue to allocate significant funding to this endeavor. Through our investment in process technology, we aim to keep reducing our capital and operating costs, and find new ways to make existing and new products.

Acquisition of Own Shares

On 17 May 2011, we announced a share buyback program to acquire up to 5% of our issued capital during the subsequent twelve month period. We acquired approximately 3.4 million shares of our common stock during fiscal year 2012 at an aggregate cost of A$19.1 million (US$19.0 million). The average price paid per share of common stock was A$5.59 (US$5.55). The US dollar amount was determined using the weighted average spot exchange rates for the days on which shares were acquired. All acquired shares were officially cancelled prior to 31 March 2012.

On 21 May 2012, we announced a new share buyback program to acquire up to 5% of our issued capital over the subsequent 12 month period.

Dividends

Dividend payments of US$17.4 million were made during fiscal year 2012. On 21 May 2012, the Company announced an ordinary dividend of US38.0 cents per security payable to CUFS holders on 23 July 2012. When added to the interim ordinary dividend of US4.0 cents per security, paid in fiscal year 2012, the full year dividend is US42.0 cents per security.

The full year dividend is at the upper end of the dividend payout ratio of 20% to 30% announced by the Company in May 2011. The Company intends to make further distributions to shareholders in the near term and to improve capital efficiency through a more appropriately leveraged balance sheet. This may be achieved, in part, with an increase in the dividend payout ratio.

Results for the year and proposed transfer to reserves

The results for the year are set out in the Consolidated Profit and Loss Account on page 47. The balance to be transferred to reserves is US$604.3 million.

Future Developments

While some encouraging industry data points emerged during the final quarter of fiscal year 2012, we are planning for the market to be up only slightly over the prior year.

The rate of improvement in the US housing market continues to be inhibited by tight credit conditions, large but declining levels of excess stocks, high levels of unemployment, and uncertainty regarding house values.

FY 2012 Irish Statutory Accounts	40

In Australia, market conditions softened during the year, reflecting the continued deterioration in consumer confidence. Despite the Reserve Bank of Australia’s recent reductions in official interest rates, market forecasters expect Australia’s residential construction activity to continue to contract in the coming 12 months.

The New Zealand market continues to operate at subdued levels.

Additionally, while US dollar pulp prices have fallen from their highs, they remain at elevated levels and the business continues to contend with higher freight costs than in previous periods.

Changes in the asbestos liability to reflect changes in foreign exchange rates or updates of the actuarial estimate, ASIC proceeding matters, income tax related issues and other matters referred to in “Forward Looking Statements,” may have a material impact on our consolidated financial statements.

Company Books of Accounts

The Company is responsible for ensuring that it keeps proper books of account and appropriate accounting systems. The measures taken by the directors to secure compliance with the Company’s obligation to keep proper books of account are the use of appropriate systems and procedures and employment of competent persons. We have appointed a Chief Financial Officer who makes regular reports to the Board and ensures compliance with the requirements of Section 202 of the Companies Act, 1990. The Company also has a Corporate Controller, who works closely with the Chief Financial Officer and makes regular reports to our Audit Committee. In addition, the Director of the Company’s Internal Audit department makes regular reports to the Audit Committee regarding alleged fraud and other financial-related irregularities, if any. The Audit Committee, in turn, briefs the full Board on significant financial matters arising from reports of the Chief Financial Officer, the Corporate Controller, Director of Internal Audit and the external auditor.

The books of account are kept at Europa House, Second Floor, Harcourt Center, Harcourt Street, Dublin 2, Republic of Ireland.

Important Events Since Year End

On 18 May 2012, the Company declared a dividend to shareholders of US$38.0 cents per security.

Directors of the Company

The directors of the Company listed below have served throughout fiscal year 2012, except Ms Littley, who was appointed on 27 February 2012.

Director Name

Non-executive directors:

Brian Anderson

David Dilger

Michael Hammes

David Harrison

Alison Littley

Donald McGauchie

James Osborne

Rudy van der Meer

Executive director:

Louis Gries

FY 2012 Irish Statutory Accounts	41

Directors’ and Secretary’s Interests

No director, the secretary or any member of their immediate family had any interest in shares or debentures of any subsidiary. The interests of the directors and company secretary in the ordinary share capital of the Company at the beginning and end of fiscal year 2012 were as follows:

	At 31 March 2011			At 31 March 2012
	Shares	Options	Restricted Stock Units	Shares	Options	Restricted Stock Units
Non-Executive Directors
Michael Hammes [1]	32,847	—	—	32,847	—	—
Donald McGauchie [2]	20,372	—	—	20,372	—	—
Brian Anderson	7,635	—	—	7,635	—	—
David Dilger [3]	25,000	—	—	25,000	—	—
David Harrison	12,384	—	—	12,384	—	—
Alison Littley	—	—	—	—	—	—
James Osborne	2,551	—	—	2,551	—	—
Rudy van der Meer	17,290	—	—	17,290	—	—

Executive Director
Louis Gries	298,543	2,328,000	2,300,322	689,922	1,850,600	1,906,707

Company Secretary
Marcin Firek	4,939	31,385	3,916	6,561	31,385	4,947

[1]	As of 31 March 2012, 27,847 shares were held in the name of Mr and Mrs Hammes.
[2]	As of 31 March 2012, 6,000 shares were held for the McGauchie Superannuation Fund for which Mr McGauchie is a trustee and beneficiary.
[3]	As of 31 March 2012, 25,000 shares were held for the David Dilger Approved Retirement Fund for which Mr Dilger is a beneficiary.

None of the shares held by any of the directors or company secretary has any special voting rights.

Political Donations

No political contributions that require disclosure under Irish law were made during fiscal year 2012.

Subsidiary Companies

Information regarding subsidiary undertakings is provided in Note 31 to the consolidated financial statements.

Branches

As of 31 March 2012, the Company does not operate any branches outside of Ireland.

Annual General Meeting

The Annual General Meeting of the Company will be held on 13 August 2012 at Conrad Dublin hotel, Dublin, Ireland.

The following are items of special business:

FY 2012 Irish Statutory Accounts	42

Increase non-executive director fee pool

To consider and, if thought fit, pass the following as an ordinary resolution:

That the maximum aggregate remuneration payable to non-executive directors be increased by US$500,000 from the current maximum aggregate amount of US$1,500,000 per annum to US$2,000,000 per annum, on the basis set out in the Explanatory Notes in the Notice of Meeting.

Re-Approval of Long Term Incentive Plan

To consider and, if thought fit, pass the following resolution as an ordinary resolution:

That approval is given for all purposes for a further amendment to, and continued operation of, the James Hardie Industries Long Term Incentive Plan 2006 (“LTIP”) (as amended) to provide incentives for the Chief Executive Officer and other executives of the company in accordance with the terms of the LTIP and on the basis set out in the Explanatory Notes in the Notice of Meeting.

Grant of Return on Capital Employed Restricted Stock Units (“RSUs”)

To consider and, if thought fit, pass the following as an ordinary resolution:

That the award to the Company’s Chief Executive Officer, Mr L Gries, of up to the maximum stated in the Notice of Meeting of Return on Capital Employed (“ROCE”) RSUs, and his acquisition of ROCE RSUs and Shares up to that stated maximum, be approved for all purposes in accordance with the terms of the LTIP and on the basis set out in the Explanatory Notes in the Notice of Meeting.

Grant of Relative TSR RSUs

To consider and, if thought fit, pass the following as an ordinary resolution:

That the award to the Company’s Chief Executive Officer, Mr L Gries, of up to the maximum stated in the Notice of Meeting of Relative TSR RSUs, and his acquisition of Relative TSR RSUs and Shares up to that stated maximum, be approved for all purposes in accordance with the terms of the LTIP and on the basis set out in the Explanatory Notes in the Notice of Meeting.

Conversion of James Hardie Industries SE to an Irish public company

To consider and, if thought fit, pass the following as a special resolution:

That the company, being a Societas Europaea, be converted into an Irish public limited company and that the Draft Terms of Conversion and Proposed Memorandum and Articles of Association of James Hardie Industries plc as referred to in the Explanatory Notes in the Notice of Meeting be and hereby are approved.

Auditors

The auditors Ernst & Young, Chartered Accountants are willing to continue in office and a resolution authorising the directors to fix their remuneration will be submitted at the Annual General Meeting.

On behalf of the Directors

/s/ Michael Hammes	/s/ David Dilger
Michael Hammes	David Dilger
Dublin, Ireland	Dublin, Ireland

28 June 2012

FY 2012 Irish Statutory Accounts	43

James Hardie Industries SE

Statement of Directors’ Responsibilities

Company law in the Republic of Ireland requires the Directors to prepare financial statements for each financial year which give a true and fair view of the state of affairs of James Hardie Industries SE (“JHISE” or the “Parent Company”) and of James Hardie Industries SE and its wholly-owned subsidiaries and special purpose entity (the “Company” or the “Group”) and of the profit or loss of the Group for that period.

In preparing the financial statements of the Group, the Directors are required to:

•	select suitable accounting policies and then apply them consistently;

•	make judgments and estimates that are reasonable and prudent;

•

comply with applicable US generally accepted accounting principles in accordance with section 1(1) of the Companies Miscellaneous Provisions) Act 2009 to the extent that the use of US generally accepted accounting principles does not contravene any provision of the Companies Acts or of any regulations made thereunder, subject to any material departures disclosed and explained in the financial statements; and

•	prepare the financial statements on the going concern basis unless it is inappropriate to presume that the Group will continue business.

The considerations set out above for the Group are also required to be addressed by the Directors in preparing the financials statements of the Parent Company (which are set out on pages 109 to 120), in respect of which the applicable accounting standards are those which are generally accepted in the Republic of Ireland.

The Directors have elected to prepare the Parent Company’s financial statements in accordance with generally accepted accounting practice in Ireland (Irish GAAP) comprising the financial reporting standards issued by the Accounting Standards Board and published by the Institute of Chartered Accountants in Ireland, together with the Companies Acts, 1963 to 2009.

The Directors are responsible for keeping proper books of account which disclose with reasonable accuracy at any time the financial position of the Parent Company and which enable them to ensure that the financial statements of the Group are prepared in accordance with applicable US generally accepted accounting principles and comply with the provisions of the Companies Acts, 1963 to 2009. They are also responsible for safeguarding the assets of the Group and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

FY 2012 Irish Statutory Accounts	44

INDEPENDENT AUDITORS’ REPORT TO THE MEMBERS OF

    JAMES HARDIE INDUSTRIES SE

We have audited the group and parent company financial statements (the “financial statements”) of James Hardie Industries SE for the year ended 31 March 2012 which comprise the Consolidated Profit and Loss Account, the Consolidated Balance Sheet, the Consolidated Statement of Cash Flows, the Consolidated Reconciliation of Movement in Shareholders’ Equity, the Company Balance Sheet and the related notes 1 to 33 in respect of the group financial statements and notes 1 to 13 in respect of the parent company financial statements. These financial statements have been prepared under the accounting policies set out therein.

This report is made solely to the company's members, as a body, in accordance with section 193 of the Companies Act, 1990. Our audit work has been undertaken so that we might state to the company's members those matters we are required to state to them in an auditors' report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company and the company's members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective responsibilities of directors and auditors

The directors are responsible for the preparation of the group financial statements in accordance with applicable Irish law and U.S. Generally Accepted Accounting Principles (US GAAP), as defined in section 1(1) of the Companies (Miscellaneous Provisions) Act 2009, to the extent that the use of those principles in the preparation of the financial statements does not contravene any provision of the Companies Acts or of any regulation made thereunder, and for the preparation of the parent company financial statements in accordance with applicable Irish law and Accounting Standards issued by the Accounting Standards Board and promulgated by the Institute of Chartered Accountants in Ireland (Generally Accepted Accounting Practice in Ireland) as set out in the Statement of Directors' Responsibilities.

Our responsibility is to audit the financial statements in accordance with relevant legal and regulatory requirements and International Standards on Auditing (UK and Ireland).

We report to you our opinion as to whether the group financial statements give a true and fair view in accordance with US GAAP to the extent that the use of those principles in the preparation of the financial statements does not contravene any provisions of the Companies Acts or of any regulation made thereunder, and have been properly prepared in accordance with the requirements of the Companies Acts, 1963 to 2009. We report to you our opinion as to whether the parent company financial statements give a true and fair view in accordance with Generally Accepted Accounting Practice in Ireland, and have been properly prepared in accordance with the Companies Acts, 1963 to 2009. We also report to you our opinion as to: whether proper books of account have been kept by the company; whether, at the balance sheet date, there exists a financial situation which may require the convening of an extraordinary general meeting of the company; and whether the information given in the Directors’ Report is consistent with the financial statements. In addition, we state whether we have obtained all the information and explanations necessary for the purposes of our audit and whether the Company Balance Sheet is in agreement with the books of account.

We also report to you if, in our opinion, any information specified by law regarding directors' remuneration and other transactions is not disclosed and, where practicable, include such information in our report.

We read the Directors’ Report and consider the implications for our report if we become aware of any apparent misstatements within it. Our responsibilities do not extend to any other information.

FY 2012 Irish Statutory Accounts	45

INDEPENDENT AUDITORS’ REPORT TO THE MEMBERS OF

    JAMES HARDIE INDUSTRIES SE (Continued)

Basis of audit opinion

We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgments made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the group’s and company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

Opinion

In our opinion the group financial statements give a true and fair view, in accordance with US GAAP to the extent that the use of those principles in the preparation of the financial statements does not contravene any provision of the Companies Acts or of any regulation made thereunder, of the state of affairs of the group as at 31 March 2012 and of its income for the year then ended and have been properly prepared in accordance with the Companies Acts, 1963 to 2009; and the parent company financial statements give a true and fair view, in accordance with Generally Accepted Accounting Practice in Ireland, of the state of affairs of the company as at 31 March 2012 and have been properly prepared in accordance with the Companies Acts, 1963 to 2009.

We have obtained all the information and explanations we consider necessary for the purposes of our audit. In our opinion proper books of account have been kept by the company. The Company Balance Sheet is in agreement with the books of account.

In our opinion the information given in the Directors’ Report is consistent with the financial statements.

In our opinion, the Company Balance Sheet does not disclose a financial situation which under section 40(1) of the Companies (Amendment) Act, 1983 would require the convening of an extraordinary general meeting of the company.

/s/ George Deegan

George Deegan

For and on behalf of

Ernst & Young

Dublin

28 June 2012

FY 2012 Irish Statutory Accounts	46

James Hardie Industries SE

Consolidated Profit and Loss Account

		Years ended 31 March
(Millions of US dollars)	Notes	2012	2011
Net sales	18	$1,237.5	$1,167.0
Cost of goods sold		(830.5)	(775.1)

Gross profit		407.0	391.9
Selling, general and administrative expenses		(191.0)	(173.4)
Research and development expenses		(30.4)	(28.0)
Impairment charge	7	(14.3)	—
Asbestos adjustments	11	(15.8)	(85.8)

Operating income (loss)		155.5	104.7
Interest expense		(11.2)	(9.0)
Interest income		3.8	4.6
Other income (expense)	21	3.0	(3.7)

Income (loss) before income taxes	18	151.1	96.6

Income tax benefit (expense)	15	453.2	(443.6)

Net income (loss)		$604.3	$(347.0)

Net income (loss) per share:
Basic		$1.39	$(0.80)
Diluted		$1.38	$(0.80)
Weighted average common shares outstanding
(Millions):
Basic	2	436.2	435.6
Diluted	2	437.9	435.6

Net sales and operating income (loss) arose solely from continuing operations.

See Glossary of Abbreviations and Terms on page 106.

Approved by the Board of Directors and signed on its behalf by:

/s/ Michael Hammes	/s/ David Dilger
Michael Hammes	David Dilger
Dublin, Ireland	Dublin, Ireland

28 June 2012

The accompanying notes are an integral part of these consolidated financial statements.

FY 2012 Irish Statutory Accounts	47

James Hardie Industries SE

Consolidated Balance Sheet

		31 March
(Millions of US dollars)	Notes	2012	2011
ASSETS
Fixed Assets
Property, plant and equipment, net	7	$665.5	$707.7

Current Assets
Stocks	6	189.0	161.5
Debtors	22	981.2	1,005.6
Investments	23	208.9	67.2
Cash and cash equivalents	3	265.4	18.6

TOTAL ASSETS		$2,310.0	$1,960.6

LIABILITIES
Shareholders’ Equity
Called up share capital	25	$224.0	$222.5
Share premium		68.0	52.5
Capital redemption reserve		1.8	—
Other reserves	19	49.4	55.2
Profit and loss account		(216.8)	(784.7)

Total shareholders’ equity (deficit)		126.4	(454.5)

Provisions for liabilities and charges
Deferred income taxes	15	100.5	108.1
Accrued product warranties	10	27.0	26.2
Asbestos liability	11	1,662.6	1,698.1
Workers’ compensation—Asbestos	11	83.9	90.7

Creditors (amounts falling due within one year):
Debt	9, 11	30.9	—
Creditors	24	239.0	205.0

Creditors (amounts falling due after one year):
Debt	9	—	59.0
Creditors	24	39.7	228.0

Total Provisions and Creditors		2,183.6	2,415.1

TOTAL LIABILITIES		$2,310.0	$1,960.6

Approved by the Board of Directors and signed on its behalf by:

/s/ Michael Hammes	/s/ David Dilger
Michael Hammes	David Dilger
Dublin, Ireland	Dublin, Ireland

28 June 2012

The accompanying notes are an integral part of these consolidated financial statements.

FY 2012 Irish Statutory Accounts	48

James Hardie Industries SE

Consolidated Statement of Cash Flows

	Years Ended 31 March
(Millions of US dollars)	2012	2011
Cash Flows From Operating Activities
Net income (loss)	$604.3	$(347.0)
Adjustments to reconcile net income (loss) to net cash provided by operating activities
Depreciation and amortisation	65.2	62.9
Deferred income taxes	11.3	(21.9)
Pension cost	—	1.3
Stock-based compensation	7.8	9.1
Asbestos adjustments	15.8	85.8
Tax benefit from stock options exercised	—	(0.4)
Impairment charge	14.3	—
Changes in operating assets and liabilities:
Restricted cash and cash equivalents	(59.1)	63.3
Restricted short-term investments	(0.1)	9.7
Payment to AICF	(51.5)	(63.7)
Accounts and other receivables	2.2	24.9
Stocks	(26.7)	(8.1)
Prepaid expenses and other assets	19.2	6.3
Insurance receivable—Asbestos	25.0	22.9
Accounts payable and accrued liabilities	87.4	(7.7)
Asbestos liability	(106.3)	(97.8)
Deposit with Australian Taxation Office	—	254.3
Australian Taxation Office—amended assessment	(197.4)	190.4
Other accrued liabilities	(24.2)	(37.1)

Net cash provided by operating activities	$387.2	$147.2

Cash Flows From Investing Activities
Purchases of property, plant and equipment	$(35.8)	$(50.3)
Proceeds from sale of property, plant and equipment	0.3	0.7
Deposit on acquisition	(14.4)	—

Net cash used in investing activities	$(49.9)	$(49.6)

Cash Flows From Financing Activities
Proceeds from long-term borrowings	$160.0	460.0
Repayments of long-term borrowings	(219.0)	(555.0)
Proceeds from issuance of shares	11.0	4.9
Tax benefit from stock options exercised	—	0.4
Common stock repurchased and retired	(19.0)	—
Dividends paid	(17.4)	—

Net cash used in financing activities	$(84.4)	$(89.7)

Effects of exchange rate changes on cash	$(6.1)	$(8.5)

Net increase (decrease) in cash and cash equivalents	246.8	(0.6)
Cash and cash equivalents at beginning of period	18.6	19.2

Cash and cash equivalents at end of period	$265.4	$18.6

Components of Cash and Cash Equivalents
Cash at bank and on hand	$256.1	$9.5
Short-term deposits	9.3	9.1

Cash and cash equivalents at end of period	$265.4	$18.6

Supplemental Disclosure of Cash Flow Activities
Cash paid during the year for interest, net of amounts capitalised	$11.2	$9.1
Cash paid during the year for income taxes, net	$29.5	$38.7

The accompanying notes are an integral part of these consolidated financial statements.

FY 2012 Irish Statutory Accounts	49

James Hardie Industries SE

Consolidated Reconciliation of Movement in Shareholders’ Equity

	Called up		Capital	Profit and
	share	Share	redemption	loss	Treasury	Other
(Millions of US dollars)	capital	premium	reserve	account	Stock	Reserves	Total
Balances as of 31 March 2010	$221.1	$39.5	$—	$(437.7)	$—	$59.2	$(117.9)

Comprehensive income:
Net loss	—	—	—	(347.0)	—	—	(347.0)
Pension and post-retirement benefit adjustments	—	—	—	—	—	1.3	1.3
Unrealised gain on investments	—	—	—	—	—	1.3	1.3
Foreign currency translation loss	—	—	—	—	—	(6.6)	(6.6)

Other comprehensive loss	—	—	—	—	—	(4.0)	(4.0)

Total comprehensive loss							(351.0)
Stock-based compensation	0.7	8.4	—	—	—	—	9.1
Tax benefit from stock options exercised	—	0.4	—	—	—	—	0.4
Equity aw ards exercised/released	0.7	4.2	—	—	—	—	4.9

Balances as of 31 March 2011	$222.5	$52.5	$—	$(784.7)	$—	$55.2	$(454.5)

Comprehensive income:
Net income	—	—	—	604.3	—	—	604.3
Unrealised gain on investments	—	—	—	—	—	0.1	0.1
Foreign currency translation loss	—	—	—	—	—	(5.9)	(5.9)

Other comprehensive loss	—	—	—	—	—	(5.8)	(5.8)

Total comprehensive income							598.5
Stock-based compensation	2.0	5.8	—	—	—	—	7.8
Equity aw ards exercised	1.3	9.7	—	—	—	—	11.0
Dividends paid	—	—	—	(17.4)	—	—	(17.4)
Treasury stock purchased	—	—	—	—	(19.0)	—	(19.0)
Treasury stock retired	(1.8)	—	1.8	(19.0)	19.0	—	—

Balances as of 31 March 2012	$224.0	$68.0	$1.8	$(216.8)	$—	$49.4	$126.4

The accompanying notes are an integral part of these consolidated financial statements.

FY 2012 Irish Statutory Accounts	50

James Hardie Industries SE

Notes to Consolidated Financial Statements

1. Background and Basis of Presentation

Nature of Operations

James Hardie Industries SE manufactures and sells fibre cement building products for interior and exterior building construction applications primarily in the United States, Australia, New Zealand, the Philippines and Europe.

Background

On 21 August 2009, James Hardie Industries N.V. (“JHI NV”) shareholders approved a plan to transform the Company into a Societas Europaea (“SE”) and, subsequently, change its domicile from The Netherlands to Ireland. On 19 February 2010, the Company was transformed from a Dutch “NV” company to a Dutch “SE” company, and on 17 June 2010, the Company moved its corporate domicile from The Netherlands to Ireland and, in so doing, became an Irish “SE” company. The Company became an Irish tax resident on 29 June 2010 and operates under the name of James Hardie Industries SE (“JHI SE”).

Basis of Presentation

The consolidated financial statements represent the financial position, results of operations and cash flows of JHI SE and its wholly-owned subsidiaries and special purpose entity, collectively referred to as either the “Company” or “James Hardie” and “JHI SE”, together with its subsidiaries as of the time relevant to the applicable reference, the “James Hardie Group,” unless the context indicates otherwise.

Upon shareholder approval of the Amended and Restated Final Funding Agreement on 7 February 2007 (the “AFFA”), the Asbestos Injuries Compensation Fund (“AICF”) was deemed a special purpose entity and, as such, it was consolidated with the results for JHI SE. See Note 2 and Note 11 for additional information.

The directors have elected to prepare the consolidated financial statements of the Company in accordance with section 1 of the Companies (Miscellaneous Provisions) Act, 2009, which provides that a true and fair view of the state of affairs and profit or loss may be given by preparing the financial statements in accordance with accounting principles generally accepted in the United States of America (US GAAP), as defined in Section 1(1) of the Companies (Miscellaneous Provisions) Act 2009, to the extent that the use of those principles in the preparation of the financial statements does not contravene any provision of the Companies Acts or of any regulations made thereunder.

These consolidated financial statements were prepared in accordance with Irish Company Law, to present to the shareholders of the Company and file with the Companies Registration Office in Ireland. Accordingly, these consolidated financial statements include presentation and additional disclosures required by the Republic of Ireland’s Companies Acts, 1963 to 2009 (Companies Acts) in addition to those disclosures required under US GAAP.

FY 2012 Irish Statutory Accounts	51

James Hardie Industries SE

Notes to Consolidated Financial Statements (continued)

2. Summary of Significant Accounting Policies

Accounting Principles

All subsidiaries and qualifying special purpose entities are consolidated and all significant intercompany transactions and balances are eliminated. The US dollar is used as the reporting currency.

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Foreign Currency Translation

All assets and liabilities are translated into US dollars at current exchange rates while revenues and expenses are translated at average exchange rates in effect for the period. The effects of foreign currency translation adjustments are included directly in other comprehensive income, which is a separate component of Other reserves in shareholders' equity. Gains and losses arising from foreign currency transactions are recognised in income currently.

Restricted Cash and Cash Equivalents

Restricted cash and cash equivalents generally relate to amounts subject to letters of credit with insurance companies, which restrict the cash from use for general corporate purposes.

Also included in restricted cash and cash equivalents at 31 March 2012 is US$138.7 million related to the Company’s expected early contribution to AICF as a result of the favourable outcome of RCI Pty Ltd’s (“RCI”) appeal of the Australian Taxation Office (“ATO”) 1999 disputed amended tax assessment. This amount was contributed to AICF on 2 April 2012.

Stocks

Stocks are valued at the lower of cost or market value. Cost is generally determined under the first-in, first-out method, except that the cost of raw materials and supplies is determined using actual or average costs. Cost includes the costs of materials, labour and applied factory overhead. On a regular basis, the Company evaluates its stocks balances for excess quantities and obsolescence by analysing demand, stocks on hand, sales levels and other information. Based on these evaluations, stocks costs are written down, if necessary.

Property, Plant and Equipment

Property, plant and equipment are stated at cost. Property, plant and equipment of businesses acquired are recorded at their estimated fair value at the date of acquisition. Depreciation of property, plant and equipment is computed using the straight-line method over the following estimated useful lives:

FY 2012 Irish Statutory Accounts	52

James Hardie Industries SE

Notes to Consolidated Financial Statements (continued)

Years
Buildings	40
Building improvements	5 to 10
Manufacturing machinery	20
General equipment	5 to 10
Computer equipment, software, and software development	3 to 7
Office furniture and equipment	3 to 10

Impairment of Long-Lived Assets

Long-lived assets, such as property, plant and equipment, are evaluated each quarter for events or changes in circumstances that indicate that an asset might be impaired because the carrying amount of the asset may not be recoverable. These include, without limitation, a significant adverse change in the extent or manner in which a long-lived asset or asset group is being used, a current period operating or cash flow loss combined with a history of operating or cash flow losses, a projection or forecast that demonstrates continuing losses associated with the use of a long-lived asset or asset group and/or a current expectation that it is more likely than not that a long lived asset or asset group will be sold or otherwise disposed of significantly before the end of its previously estimated useful life.

When such indicators of potential impairment are identified, recoverability is tested by grouping long-lived assets that are used together and represent the lowest level for which cash flows are identifiable and distinct from the cash flows of other long-lived assets, which is typically at the production line or plant facility level, depending on the type of long-lived asset subject to an impairment review.

Recoverability is measured by a comparison of the carrying amount of the asset group to the estimated undiscounted future cash flows expected to be generated by the asset group. If the carrying amount exceeds the estimated undiscounted future cash flows, an impairment charge is recognised at the amount by which the carrying amount exceeds the estimated fair value of the asset group.

The methodology used to estimate the fair value of the asset group is based on a discounted cash flow analysis that considers the asset group’s highest and best use that would maximise the value of the asset group. In addition, the estimated fair value of an asset group also considers, to the extent practicable, a market participant’s expectations and assumptions in estimating the fair value of the asset group. If the estimated fair value of the asset group is less than the carrying value, an impairment loss is recognised at an amount equal to the excess of the carrying value over the estimated fair value of the asset group.

The Company recorded an asset impairment charge of US$14.3 million during the year ended 31 March 2012. Readers are referred to Note 7 for additional information.

Environmental Remediation and Compliance Expenditures

Environmental remediation and compliance expenditures that relate to current operations are expensed or capitalised, as appropriate. Expenditures that relate to an existing condition caused by past operations, and which do not contribute to current or future revenue generation, are expensed. Liabilities are recorded when environmental assessments and/or remedial efforts are probable and the costs can be reasonably estimated. Estimated liabilities are not discounted to present value. Generally, the timing of these accruals coincides with completion of a feasibility study or the Company's commitment to a formal plan of action.

FY 2012 Irish Statutory Accounts	53

James Hardie Industries SE

Notes to Consolidated Financial Statements (continued)

Revenue Recognition

The Company recognises revenue when the risks and obligations of ownership have been transferred to the customer, which generally occurs at the time of delivery to the customer. The Company records estimated reductions in sales for customer rebates and discounts including volume, promotional, cash and other discounts. Rebates and discounts are recorded based on management's best estimate when products are sold. The estimates are based on historical experience for similar programs and products. Management reviews these rebates and discounts on an ongoing basis and the related accruals are adjusted, if necessary, as additional information becomes available.

Distribution Costs

The Company includes distribution costs within cost of goods sold.

Depreciation and Amortisation

The Company records depreciation and amortisation under both cost of goods sold and selling, general and administrative expenses, depending on the asset’s business use. All depreciation and amortisation related to plant building, machinery and equipment is recorded in cost of goods sold.

Advertising

The Company expenses the production costs of advertising the first time the advertising takes place. Advertising expense was US$8.6 million and US$7.9 million during the years ended 31 March 2012 and 2011, respectively.

Research and Development

The Company expenses research and development costs when incurred. Research and development expenses were US$30.4 million and US$28.0 million during the years ended 31 March 2012 and 2011, respectively.

Accrued Product Warranties

An accrual for estimated future warranty costs is recorded based on an analysis by the Company, which includes the historical relationship of warranty costs to installed product.

Income Taxes

The Company accounts for income taxes under the asset and liability method. Under this method, deferred income taxes are recognised by applying enacted statutory rates applicable to future years to differences between the tax bases and financial reporting amounts of existing assets and liabilities. The effect on deferred taxes of a change in tax rates is recognised in income in the period that includes the enactment date. A valuation allowance is provided when it is more likely than not that all or some portion of deferred tax assets will not be realised. Interest and penalties related to uncertain tax positions are recognised in income tax expense.

Financial Instruments

The Company calculates the fair value of financial instruments and includes this additional information in the notes to the consolidated financial statements when the fair value is different from the carrying value of those financial instruments. The estimated fair value amounts have been determined by the Company using available market information and appropriate valuation methodologies. However, considerable judgment is required in interpreting market data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts that the Company could realise in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

FY 2012 Irish Statutory Accounts	54

James Hardie Industries SE

Notes to Consolidated Financial Statements (continued)

Periodically, interest rate swaps, commodity swaps and forward exchange contracts are used to manage market risks and reduce exposure resulting from fluctuations in interest rates, commodity prices and foreign currency exchange rates. Where such contracts are designated as, and are effective as, a hedge, changes in the fair value of derivative instruments designated as cash flow hedges are deferred and recorded in other comprehensive income as a separate component of Other reserves. These deferred gains or losses are recognised in income when the transactions being hedged are recognised. The ineffective portion of these hedges is recognised in income currently. Changes in the fair value of derivative instruments that are not designated as hedges for accounting purposes are recognised in income. The Company does not use derivatives for trading purposes.

Stock-based Compensation

Stock-based compensation expense represents the estimated fair value of equity-based and liability-classified awards granted to employees, adjusted for estimated forfeitures, and recognised as an expense over the vesting period. Stock-based compensation expense is included in the line item Selling, general and administrative expenses on the Consolidated Profit and Loss Account.

Equity awards with vesting based solely on a service condition are typically subject to graded vesting, in that the awards vest 25% after the first year, 25% after the second year and 50% after the third year. For equity awards subject to graded vesting, the Company has elected to use the accelerated recognition method. Accordingly, each vesting tranche is valued separately, and the recognition of stock-based compensation expense is more heavily weighted earlier in the vesting period. Stock-based compensation expense for equity awards that are subject to performance or market vesting conditions are typically recognised ratably over the vesting period. The Company issues new shares to award recipients upon exercise of stock options or when the vesting condition for restricted stock units has been satisfied.

The Company estimates the fair value of stock options on the date of grant using either the Black-Scholes option-pricing model or a binomial lattice model that incorporates a Monte Carlo Simulation (the “Monte Carlo method”).

For restricted stock units subject to a service vesting condition, the fair value is equal to the market value of the Company’s common stock on the date of grant, adjusted for the fair value of dividends as the restricted stock holder is not entitled to dividends over the vesting period. For restricted stock units subject to a scorecard performance vesting condition, the fair value is adjusted for changes in JHI SE’s common stock price at each balance sheet date until the end of the performance period. For restricted stock units subject to a market vesting condition, the fair value is estimated using the Monte Carlo method.

Compensation expense recognised for liability-classified awards are based on the fair market value of JHI SE’s common stock on the date of grant and recorded as a liability. The liability is adjusted for subsequent changes in JHI SE’s common stock price at each balance sheet date.

Earnings Per Share

The Company discloses basic and diluted earnings per share ("EPS"). Basic EPS is calculated using net income divided by the weighted average number of common shares outstanding during the period. Diluted EPS is similar to basic EPS except that the weighted average number of common shares outstanding is increased to include the number of additional common shares calculated using the Treasury Method that would have been outstanding if the dilutive potential common shares, such as options, had been issued.

FY 2012 Irish Statutory Accounts	55

James Hardie Industries SE

Notes to Consolidated Financial Statements (continued)

Accordingly, basic and dilutive common shares outstanding used in determining net income (loss) per share are as follows:

	Years Ended 31 March
(Millions of shares)	2012	2011
Basic common shares outstanding	436.2	435.6
Dilutive effect of stock awards	1.7	—

Diluted common shares outstanding	437.9	435.6

(US dollars)	2012	2011
Net income (loss) per share—basic	$1.39	$(0.80)
Net income (loss) per share—diluted	$1.38	$(0.80)

Potential common shares of 11.1 million and 13.8 million for the years ended 31 March 2012 and 2011, respectively, have been excluded from the calculation of diluted common shares outstanding because the effect of their inclusion would be anti-dilutive.

Unless they are anti-dilutive, restricted stock units (“RSUs”) which vest solely based on continued employment are considered to be outstanding as of their issuance date for purposes of computing diluted EPS and are included in the calculation of diluted EPS using the Treasury Method. Once these RSUs vest, they are included in the basic EPS calculation on a weighted-average basis.

RSUs which vest based on performance or market conditions are considered contingent shares. At each reporting date prior to the end of the contingency period, the Company determines the number of contingently issuable shares to include in the diluted EPS, as the number of shares that would be issuable under the terms of the RSU arrangement, if the end of the reporting period were the end of the contingency period. Once these RSUs vest, they are included in the basic EPS calculation on a weighted-average basis.

Asbestos

At 31 March 2006, the Company recorded an asbestos provision based on the estimated economic impact of the Original Final Funding Agreement (“Original FFA”) entered into on 1 December 2005. The amount of the net asbestos provision of US$715.6 million was based on the terms of the Original FFA, which included an actuarial estimate prepared by KPMG Actuaries as of 31 March 2006 of the projected future cash outflows, undiscounted and uninflated, and the anticipated tax deduction arising from Australian legislation which came into force on 6 April 2006. The amount represented the net economic impact that the Company was prepared to assume as a result of its voluntary funding of the asbestos liability which was under negotiation with various parties.

In February 2007, the shareholders approved the AFFA entered into on 21 November 2006 to provide long-term funding to AICF, a special purpose fund that provides compensation for Australian-related personal injuries for which certain former subsidiary companies of James Hardie in Australia (being Amaca Pty Ltd (“Amaca”), Amaba Pty Ltd (“Amaba”) and ABN 60 Pty Limited (“ABN 60”) (collectively, the “Former James Hardie Companies”)) are found liable.

FY 2012 Irish Statutory Accounts	56

James Hardie Industries SE

Notes to Consolidated Financial Statements (continued)

Amaca and Amaba separated from the James Hardie Group in February 2001. ABN 60 separated from the James Hardie Group in March 2003. Upon shareholder approval of the AFFA in February 2007, shares in the Former James Hardie Companies were transferred to AICF, which manages Australian asbestos-related personal injury claims made against the Former James Hardie Companies and makes compensation payments in respect of those proven claims.

AICF

In February 2007, the shareholders approved a proposal pursuant to which the Company provides long-term funding to AICF. The Company owns 100% of James Hardie 117 Pty Ltd (the “Performing Subsidiary”) that funds AICF subject to the provisions of the AFFA. The Company appoints three AICF directors and the NSW Government appoints two AICF directors.

Under the terms of the AFFA, the Performing Subsidiary has an obligation to make payments to AICF on an annual basis. The amount of these annual payments is dependent on several factors, including the Company’s free cash flow (as defined in the AFFA), actuarial estimations, actual claims paid, operating expenses of AICF and the annual cash flow cap. JHI SE guarantees the Performing Subsidiary’s obligation. As a result, for purposes of US GAAP, the Company considers JHI SE to be the primary beneficiary of AICF.

Although the Company has no legal ownership in AICF, for financial reporting purposes, our interest in the AICF is considered variable and we consolidate AICF since the Company appoints three out of the five AICF directors. The Company’s consolidation of AICF results in a separate recognition of the asbestos liability and certain other asbestos-related assets and liabilities on its Consolidated Balance Sheet. Among other items, the Company records a deferred tax asset for the anticipated future tax benefit the Company believes is available to it that arise from amounts contributed to AICF by the Performing Subsidiary. Since fiscal year 2007, movements in the asbestos liability arising from changes in foreign currency or actuarial adjustments are classified as asbestos adjustments and the income tax benefit arising from contributions to AICF is included within income tax benefit (expense) on the Consolidated Profit and Loss Account when realised.

For the year ended 31 March 2012, the Company did not provide financial or other support to AICF that it was not previously contractually required to provide. Future funding of AICF by the Company continues to be linked under the terms of the AFFA to the Company’s long-term financial success, specifically the Company’s ability to generate net operating cash flow.

AICF has operating costs that are claims related and non-claims related. Claims related costs incurred by AICF are treated as reductions in the accrued asbestos liability balances previously reflected in the Consolidated Balance Sheet. Non-claims related operating costs incurred by AICF are expensed as incurred in the line item Selling, general and administrative expenses in the Consolidated Profit and Loss Account. AICF earns interest on its cash and cash equivalents and on its short-term investments; these amounts are included in the line item Interest income in the Consolidated Profit and Loss Account.

See Asbestos-Related Assets and Liabilities below and Note 11 for further details on the related assets and liabilities recorded in the Company’s Consolidated Balance Sheet under the terms of the AFFA.

FY 2012 Irish Statutory Accounts	57

James Hardie Industries SE

Notes to Consolidated Financial Statements (continued)

Asbestos-Related Assets and Liabilities

The Company has recorded on its Consolidated Balance Sheet certain assets and liabilities under the terms of the AFFA. These items are Australian dollar-denominated and are subject to translation into US dollars at each reporting date. These assets and liabilities are referred to by the Company as Asbestos-Related Assets and Liabilities and include:

Asbestos Liability

The amount of the asbestos liability reflects the terms of the AFFA, which has been calculated by reference to (but is not exclusively based upon) the most recent actuarial estimate of projected future cash flows prepared by KPMG Actuarial. Based on their assumptions, they arrived at a range of possible total cash flows and proposed a central estimate which is intended to reflect an expected outcome. The Company views the central estimate as the basis for recording the asbestos liability in the Company’s financial statements, which under US GAAP, it considers the best estimate. The asbestos liability includes these cash flows as undiscounted and uninflated on the basis that it is inappropriate to discount or inflate future cash flows when the timing and amounts of such cash flows are not fixed or readily determinable.

Adjustments in the asbestos liability due to changes in the actuarial estimate of projected future cash flows and changes in the estimate of future operating costs of AICF are reflected in the Consolidated Profit and Loss Account during the period in which they occur. Claims paid by AICF and claims-handling costs incurred by AICF are treated as reductions in the accrued balances previously reflected in the Consolidated Balance Sheet.

Insurance Receivable

There are various insurance policies and insurance companies with exposure to the asbestos claims. The insurance receivable determined by KPMG Actuarial Pty Limited (“KPMG Actuarial”) reflects the recoveries expected from all such policies based on the expected pattern of claims against such policies less an allowance for credit risk based on credit agency ratings. The insurance receivable generally includes these cash flows as undiscounted and uninflated on the basis that it is inappropriate to discount or inflate future cash flows when the timing and amounts of such cash flows are not fixed or readily determinable. The Company records insurance receivables that are deemed probable of being realised.

Adjustments in insurance receivable due to changes in the actuarial estimate, or changes in the Company’s assessment of recoverability are reflected in the Consolidated Profit and Loss Account during the period in which they occur. Insurance recoveries are treated as a reduction in the insurance receivable balance.

Workers’ Compensation

Workers’ compensation claims are claims made by former employees of the Former James Hardie Companies. Such past, current and future reported claims were insured with various insurance companies and the various Australian State-based workers’ compensation schemes (collectively “workers’ compensation schemes or policies”). An estimate of the liability related to workers’ compensation claims is prepared by KPMG Actuarial as part of the annual actuarial assessment. This estimate contains two components, amounts that will be met by a workers’ compensation scheme or policy, and amounts that will be met by the Former James Hardie Companies.

FY 2012 Irish Statutory Accounts	58

James Hardie Industries SE

Notes to Consolidated Financial Statements (continued)

The portion of the estimate that is expected to be met by the Former James Hardie Companies is included as part of the Asbestos Liability. Adjustments to this estimate are reflected in the Consolidated Profit and Loss Account during the period in which they occur.

The portion of the estimate that is expected to be met by the workers’ compensation schemes or policies of the Former James Hardie Companies is recorded by the Company as a workers’ compensation liability. Since these amounts are expected to be paid by the workers’ compensation schemes or policies, the Company records an equivalent workers’ compensation receivable.

Adjustments to the workers’ compensation liability result in an equal adjustment in the workers’ compensation receivable recorded by the Company and have no effect on the Consolidated Profit and Loss Account.

Asbestos-Related Research and Education Contributions

The Company agreed to fund asbestos-related research and education initiatives for a period of 10 years, beginning in fiscal year 2007. The liabilities related to these agreements are included in “Other Liabilities” on the Consolidated Balance Sheet.

Restricted Cash and Cash Equivalents

Cash and cash equivalents of AICF are reflected as restricted assets, as the use of these assets is restricted to the settlement of asbestos claims and payment of the operating costs of AICF. The Company classifies these amounts as a current asset on the face of the Consolidated Balance Sheet since they are highly liquid.

Restricted Short-Term Investments

Short-term investments consist of highly liquid investments held in the custody of major financial institutions. All short-term investments are classified as available for sale and are recorded at market value using the specific identification method. Unrealised gains and losses on the market value of these investments are included as a separate component of Other reserves. Realised gains and losses on short-term investments are recognised in Other Income on the Consolidated Profit and Loss Account.

AICF – Other Assets and Liabilities

Other assets and liabilities of AICF, including fixed assets, trade receivables and payables are included on the Consolidated Balance Sheet under the appropriate captions and their use is restricted to the operations of AICF.

Deferred Income Taxes

The Performing Subsidiary is able to claim a tax deduction for its contributions to AICF over a five-year period commencing in the year the contribution is incurred. Consequently, a deferred tax asset has been recognised equivalent to the anticipated tax benefit over the life of the AFFA. The current portion of the deferred tax asset represents Australian tax benefits that will be available to the Company during the subsequent twelve months.

FY 2012 Irish Statutory Accounts	59

James Hardie Industries SE

Notes to Consolidated Financial Statements (continued)

Adjustments are made to the deferred income tax asset as adjustments to the asbestos-related assets and liabilities are recorded.

Foreign Currency Translation

The asbestos-related assets and liabilities are denominated in Australian dollars and thus the reported values of these asbestos-related assets and liabilities in the Company’s Consolidated Balance Sheet in US dollars are subject to adjustment depending on the closing exchange rate between the two currencies at the balance sheet date. The effect of foreign exchange rate movements between these currencies is included in Asbestos Adjustments in the Consolidated Profit and Loss Account.

Recent Accounting Pronouncements

In May 2011, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2011-04, which amends some fair value measurement principles and disclosure requirements. The new guidance states that the concepts of highest and best use and valuation premise are only relevant when measuring the fair value of non-financial assets and prohibits the grouping of financial instruments for purposes of determining their fair values when the unit of account is specified in other guidance. ASU No. 2011-04 is effective for the interim and annual periods beginning on or after 15 December 2011. The adoption of this ASU did not result in a material impact on the Company’s consolidated financial position, results of operations or cash flows.

In June 2011, the FASB issued ASU No. 2011-05, which requires that all non-owner changes in stockholders’ equity be presented either in a single continuous statement of comprehensive income or in two separate but consecutive statements, eliminating the option to present other comprehensive income in the statement of changes in equity. Under either choice, items that are reclassified from other comprehensive income to net income are required to be presented on the face of the financial statements where the components of net income and the components of other comprehensive income are presented. ASU No. 2011-05 is effective for fiscal years, and interim periods within those years, beginning after 15 December 2011. The adoption of this ASU is not expected to result in a material impact on the Company’s consolidated financial position, results of operations or cash flows.

In December 2011, the FASB issued ASU No. 2011-12, which defers the implementation of only those changes in ASU No. 2011-05 that relate to the presentation of reclassification adjustments out of Other Reserves. All other requirements in ASU No. 2011-05 are not affected by this update, including the requirement to report comprehensive income either in a single continuous statement or in two separate but consecutive financial statements. The amendments in ASU No. 2011-12 are effective at the same time as the amendments in ASU No. 2011-05, being fiscal years, and interim periods within those years, beginning after 15 December 2011. The adoption of this ASU is not expected to result in a material impact on the Company’s consolidated financial position, results of operations or cash flows.

FY 2012 Irish Statutory Accounts	60

James Hardie Industries SE

Notes to Consolidated Financial Statements (continued)

3. Cash and Cash Equivalents

Cash and cash equivalents include amounts on deposit in banks and cash invested temporarily in various highly liquid financial instruments with original maturities of three months or less when acquired.

Cash and cash equivalents consist of the following components:

	31 March
(Millions of US dollars)	2012	2011
Cash at bank and on hand	$256.1	$9.5
Short-term deposits	9.3	9.1

Total cash and cash equivalents	$265.4	$18.6

4. Restricted Cash

Included in restricted cash and cash equivalents (see Note 23) is US$5.2 million and US$5.3 million related to an insurance policy at 31 March 2012 and 2011, respectively, which restricts the cash from use for general corporate purposes.

Also included in restricted cash and cash equivalents (see Note 23) at 31 March 2012 is US$138.7 million related to the Company’s early contribution to AICF as a result of the favourable outcome of RCI Pty Ltd’s (“RCI”) appeal of the Australian Taxation Office (“ATO”) 1999 disputed amended tax assessment. This amount was contributed to AICF on 2 April 2012.

5. Accounts and Other Receivables

Accounts and other receivables consist of the following components:

	31 March
(Millions of US dollars)	2012	2011
Trade receivables	$123.3	$118.3
Other receivables and advances	16.7	22.5
Allowance for doubtful accounts	(2.3)	(2.7)

Total accounts and other receivables	$137.7	$138.1

The collectability of accounts receivable, consisting mainly of trade receivables, is reviewed on an ongoing basis. An allowance for doubtful accounts is provided for known and estimated bad debts by analysing specific customer accounts and assessing the risk of uncollectability based on insolvency, disputes or other collection issues.

FY 2012 Irish Statutory Accounts	61

James Hardie Industries SE

Notes to Consolidated Financial Statements (continued)

The following are changes in the allowance for doubtful accounts:

	31 March
(Millions of US dollars)	2012	2012
Balance at beginning of period	$2.7	$2.3
Charged to expense	—	0.4
Recoveries	(0.4)	—

Balance at end of period	$2.3	$2.7

6. Stocks

Stocks consist of the following components:

	31 March
	2012	2011
Finished goods	$117.9	$104.5
Work-in-process	9.0	5.9
Raw materials and supplies	67.4	57.3
Provision for obsolete finished goods and raw materials	(5.3)	(6.2)

Total Stocks	$189.0	$161.5

FY 2012 Irish Statutory Accounts	62

James Hardie Industries SE

Notes to Consolidated Financial Statements (continued)

7. Property, plant and equipment

Property, plant and equipment activity for year ended 31 March 2012 is as follows:

			Machinery	Construction
			and	in
(Millions of US dollars)	Land	Buildings	Equipment	Progress[1]	Total
Cost or valuation:
At 31 March 2011	$18.3	$210.4	$981.2	$34.5	$1,244.4

Additions	—	—	28.6	7.2	35.8
Disposals	—	—	(2.9)	—	(2.9)
Impairment	—	—	(26.0)	—	(26.0)
Exchange differences	—	0.1	4.0	—	4.1

At 31 March 2012	$18.3	$210.5	$984.9	$41.7	$1,255.4

Accumulated depreciation:
At 31 March 2011	$—	$(67.3)	$(469.4)	$—	$(536.7)

Charge for the year	—	(8.8)	(56.4)	—	(65.2)
Disposals	—	—	2.6	—	2.6
Impairment	—	—	11.7	—	11.7
Exchange differences	—	(0.1)	(2.2)	—	(2.3)

At 31 March 2012	$—	$(76.2)	$(513.7)	$—	$(589.9)

Net book amount:
At 31 March 2011	$18.3	$143.1	$511.8	$34.5	$707.7
At 31 March 2012	$18.3	$134.3	$471.2	$41.7	$665.5

[1]	Construction in progress consists of plant expansions and upgrades.

Depreciation expense for the year ended 31 March 2012 was US$65.2 million. Included in property, plant and equipment are restricted assets of AICF with a net book value of US$2.3 million and US$2.4 million as of 31 March 2012 and 2011, respectively.

Impairment of Long-Lived Assets

The Company recorded an asset impairment charge of US$14.3 million during the year ended 31 March 2012 related to machinery and equipment no longer in service that was utilised to produce materials for certain of the Company’s products. The asset impairment charge was recorded in the USA and Europe Fibre Cement segment. The impaired assets were reduced to a net book value of nil, which was the estimated fair value based on a discounted cash flow analysis that considered, to the extent practicable, a market participant’s expectations and assumptions and the impaired assets’ highest and best use.

FY 2012 Irish Statutory Accounts	63

James Hardie Industries SE

Notes to Consolidated Financial Statements (continued)

8. Accounts Payable and Accrued Liabilities

Accounts payable and accrued liabilities consist of the following components:

	31 March
(Millions of US dollars)	2012	2011
Trade creditors	$67.3	$57.7
Other creditors and accruals	25.3	48.7

Total accounts payable and accrued liabilities	$92.6	$106.4

9. Debt

At 31 March 2012, the Company’s credit facilities consisted of:

	Effective	Total	Principal
Description	Interest Rate	Facility	Drawn
(US$ millions)
Term facilities, can be drawn in US$, variable interest rates based on LIBOR plus margin, can be repaid and redrawn until September 2012	—	$50.0	$—

Term facilities, can be drawn in US$, variable interest rates based on LIBOR plus margin, can be repaid and redrawn until December 2012	—	130.0	—

Term facilities, can be drawn in US$, variable interest rates based on LIBOR plus margin, can be repaid and redrawn until February 2013	—	50.0	—

Term facilities, can be drawn in US$, variable interest rates based on LIBOR plus margin, can be repaid and redrawn until February 2014	—	50.0	—

Total		$280.0	$—

FY 2012 Irish Statutory Accounts	64

James Hardie Industries SE

Notes to Consolidated Financial Statements (continued)

At 31 March 2011, the Company’s credit facilities consisted of:

	Effective	Total	Principal
Description	Interest Rate	Facility	Drawn
(US$ millions)
Term facilities, can be drawn in US$, variable interest rates based on LIBOR plus margin, can be repaid and redrawn until September 2012	—	$50.0	$—

Term facilities, can be drawn in US$, variable interest rates based on LIBOR plus margin, can be repaid and redrawn until December 2012	—	130.0	—

Term facilities, can be drawn in US$, variable interest rates based on LIBOR plus margin, can be repaid and redrawn until February 2013	1.02%	90.0	59.0

Term facilities, can be drawn in US$, variable interest rates based on LIBOR plus margin, can be repaid and redrawn until February 2014	—	50.0	—

Total		$320.0	$59.0

At 31 March 2012, no amounts were drawn under the combined facilities. The weighted average interest rate on the Company’s total outstanding debt was nil and 1.02% at 31 March 2012 and 2011, respectively, and the weighted average term of all debt facilities is 0.9 years at 31 March 2012. The weighted average fixed interest rate on the Company’s interest rate swap contracts is set forth in Note 12.

On 28 March 2012, US$40.0 million of the Company’s unutilised credit facilities with a maturity of February 2013 were cancelled. The Company did not replace these credit facilities. Accordingly, at 31 March 2012, US$280.0 million was unutilised and available to the Company.

For all facilities, the interest rate is calculated two business days prior to the commencement of each draw-down period based on the US$ London Interbank Offered Rate (“LIBOR”) plus the margins of individual lenders and is payable at the end of each draw-down period.

At 31 March 2012, the Company was in compliance with all restrictive debt covenants contained in its credit facility agreements. Under the most restrictive of these covenants, the Company (i) is required to maintain certain ratios of indebtedness to equity which do not exceed certain maximums, excluding assets, liabilities and other balance sheet items of AICF, Amaba, Amaca, ABN 60 and Marlew Mining Pty Limited, (ii) must maintain a minimum level of net worth, excluding assets, liabilities and other balance sheet items of AICF; for these purposes “net worth” means the sum of the par value (or value stated in the books of the James Hardie Group) of the capital stock (but excluding treasury stock and capital stock subscribed or unissued) of the James Hardie Group, the paid in capital and retained earnings of the James Hardie Group and the aggregate amount of provisions made by the James Hardie Group for asbestos-related liabilities, in each case, as such amounts would be shown in the Consolidated Balance Sheet of the James Hardie Group if Amaba, Amaca, ABN 60 and Marlew Mining Pty Limited were not

FY 2012 Irish Statutory Accounts	65

James Hardie Industries SE

Notes to Consolidated Financial Statements (continued)

consolidated with the James Hardie Group, (iii) must meet or exceed a minimum ratio of earnings before interest and taxes to net interest charges, excluding all income, expense and other profit and loss statement impacts of AICF, Amaba, Amaca, ABN 60 and Marlew Mining Pty Limited, and (iv) must ensure that no more than 35% of Free Cash Flow (as defined in the AFFA), in any given financial year (“Annual Cash Flow Cap”) is contributed to AICF on the payment dates under the AFFA in the next following financial year. The Annual Cash Flow Cap does not apply to payments of interest, if any, to AICF and is consistent with contractual obligations of the Performing Subsidiary and the Company under the AFFA.

10. Accrued product warranties

The Company offers various warranties on its products, including a 30-year limited warranty on certain of its fibre cement siding products in the United States. A typical warranty program requires the Company to replace defective products within a specified time period from the date of sale. The Company records an estimate for future warranty related costs based on a trend analysis of actual historical warranty costs as they relate to sales. Based on this analysis and other factors, the adequacy of the Company's warranty provisions is adjusted as necessary. While the Company's warranty costs have historically been within its calculated estimates, it is possible that future warranty costs could differ from those estimates.

Additionally, the Company includes in its accrual for product warranties amounts for a Class Action Settlement Agreement (the "Settlement Agreement") related to its previous roofing products, which are no longer manufactured in the United States. On 14 February 2002, the Company signed the Settlement Agreement for all product, warranty and property related liability claims associated with these previously manufactured roofing products. These products were removed from the marketplace between 1995 and 1998 in areas where there had been any alleged problems. The total amount included in the product warranty provision relating to the Settlement Agreement is US$0.8 million and US$0.9 million as of 31 March 2012 and 2011, respectively.

The following are the changes in the product warranty provision:

	Years Ended 31 March
(Millions of US dollars)	2012	2011
Balance at beginning of period	$26.2	$24.9
Accruals for product warranties	13.1	9.1
Settlements made in cash or in kind	(12.3)	(7.8)

Balance at end of period	$27.0	$26.2

11. Asbestos

The AFFA was approved by shareholders in February 2007 to provide long-term funding to AICF. The accounting policies utilised by the Company to account for the AFFA are described in Note 2.

FY 2012 Irish Statutory Accounts	66

James Hardie Industries SE

Notes to Consolidated Financial Statements (continued)

Asbestos Adjustments

The asbestos adjustments included in the Consolidated Profit and Loss Account comprise the following:

	Years Ended 31 March
(Millions of US dollars)	2012	2011
Change in estimates:
Change in actuarial estimate—asbestos liability	$(67.8)	$9.8
Change in actuarial estimate—insurance receivable	49.8	(0.5)
Change in estimate—AICF claims-handling costs	8.4	12.2

Subtotal—Change in estimates	(9.6)	21.5
Loss on foreign currency exchange	(6.2)	(107.3)

Total Asbestos Adjustments	$(15.8)	$(85.8)

Asbestos-Related Assets and Liabilities

The Company has included on its Consolidated Balance Sheet certain asbestos-related assets and liabilities under the terms of the AFFA. These amounts are detailed in the table below, and the net total of these asbestos-related assets and liabilities is referred to by the Company as the “Net AFFA Liability.”

FY 2012 Irish Statutory Accounts	67

James Hardie Industries SE

Notes to Consolidated Financial Statements (continued)

	31 March
(Millions of US dollars)	2012	2011
Asbestos liability – current	$(125.3)	$(111.1)
Asbestos liability – non-current	(1,537.3)	(1,587.0)

Asbestos liability – Total	(1,662.6)	(1,698.1)

Insurance receivable – current	19.9	13.7
Insurance receivable – non-current	208.6	188.6

Insurance receivable – Total	228.5	202.3

Workers’ compensation asset – current	0.5	0.3
Workers’ compensation asset – non-current	83.4	90.4
Workers’ compensation liability – current	(0.5)	(0.3)
Workers’ compensation liability – non-current	(83.4)	(90.4)

Workers’ compensation – Total	—	—

Loan facility	(30.9)	—
Other net liabilities	(2.3)	(1.3)
Restricted cash and cash equivalents and restricted short-term investment assets of the AICF	65.0	61.9

Net AFFA liability	$(1,402.3)	$(1,435.2)

Deferred income taxes – current	23.0	10.5
Deferred income taxes – non-current	421.5	451.4

Deferred income taxes – Total	444.5	461.9

Income tax payable	18.5	18.6

Net Unfunded AFFA liability, net of tax	$(939.3)	$(954.7)

On 1 July 2011, the Company contributed US$51.5 million to AICF in accordance with the terms of the AFFA.

On 2 April 2012, the Company contributed US$138.7 million to AICF, representing 35% of the total cash received from the ATO, resulting from the favourable outcome of RCI’s appeal of the 1999 disputed amended tax assessment. Readers are referred to Note 14 for additional information on RCI’s appeal of the ATO’s amended tax assessment.

Asbestos Liability

The amount of the asbestos liability reflects the terms of the AFFA, which has been calculated by reference to (but is not exclusively based upon) the most recent actuarial estimate of the projected future asbestos-related cash flows prepared by KPMG Actuarial. The asbestos liability also includes an allowance for the future claims-handling costs of AICF. The Company receives an updated actuarial

FY 2012 Irish Statutory Accounts	68

James Hardie Industries SE

Notes to Consolidated Financial Statements (continued)

estimate as of 31 March each year. The most recent actuarial assessment was performed as of 31 March 2012.

The changes in the asbestos liability for the year ended 31 March 2012 are detailed in the table below:

(Millions of US dollars)	A$ Millions		A$ to US$ rate	US$ Millions
Asbestos liability – 31 March 2011	A$	(1,643.1)	0.9676	$(1,698.1)
Asbestos claims paid[1]		99.1	0.9573	103.5
AICF claims-handling costs incurred[1]		2.7	0.9573	2.8
Change in actuarial estimate[2]		(65.2)	0.9614	(67.8)
Change in estimate of AICF claims-handling costs[2]		8.1	0.9614	8.4
Loss on foreign currency exchange				(11.4)

Asbestos liability – 31 March 2012	A$	(1,598.4)	0.9614	$(1,662.6)

Insurance Receivable – Asbestos

The changes in the insurance receivable for the year ended 31 March 2012 are detailed in the table below:

(Millions of US dollars)	A$ Millions		A$ to US$ rate	US$ Millions
Insurance receivable – 31 March 2011	A$	195.7	0.9676	$202.3
Insurance recoveries[1]		(23.9)	0.9573	(25.0)
Change in actuarial estimate[2]		47.9	0.9614	49.8
Gain on foreign currency exchange				1.4

Insurance receivable – 31 March 2012	A$	219.7	0.9614	$228.5

Included in insurance receivable is US$8.4 million recorded on a discounted basis because the timing of the recoveries has been agreed with the insurer.

FY 2012 Irish Statutory Accounts	69

James Hardie Industries SE

Notes to Consolidated Financial Statements (continued)

Deferred Income Taxes – Asbestos

The changes in the deferred income taxes—asbestos for the year ended 31 March 2012 are detailed in the table below:

(Millions of US dollars)	A$ Millions		A$ to US$ rate	US$ Millions
Deferred tax assets – 31 March 2011	A$	446.9	0.9676	$461.9
Amounts offset against income tax payable[1]		(22.1)	0.9573	(23.1)
AICF earnings¹		2.5	0.9573	2.6
Gain on foreign currency exchange				3.1

Deferred assets tax – 31 March 2012	A$	427.3	0.9614	$444.5

[1]	The average exchange rate for the period is used to convert the Australian dollar amount to US dollars based on the assumption that these transactions occurred evenly throughout the period.
[2]	The spot exchange rate at 31 March 2012 is used to convert the Australian dollar amount to US dollars as the adjustment to the estimate was made on that date.

Income Taxes Payable

A portion of the deferred income tax asset is applied against the Company’s income tax payable. At 31 March 2012 and 2011, this amount was US$23.1 million and US$21.1 million, respectively. During the year ended 31 March 2012, there was a US$0.6 million favourable effect of foreign currency exchange.

Other Net Liabilities

Other net liabilities include a provision for asbestos-related education and medical research contributions of US$2.3 million and US$2.5 million at 31 March 2012 and 2011, respectively.

Also included in other net liabilities are the other assets and liabilities of AICF including trade receivables, prepayments, fixed assets, trade payables and accruals. These other assets and liabilities of AICF were a net asset of nil and US$1.3 million at 31 March 2012 and 2011, respectively. During the year ended 31 March 2012, there was nil effect of foreign currency exchange on these other assets and liabilities.

Restricted Cash and Short-term Investments of AICF

Cash and cash equivalents and short-term investments of AICF are reflected as restricted assets as these assets are restricted for use in the settlement of asbestos claims and payment of the operating costs of AICF.

At 31 March 2012, the Company revalued AICF’s short-term investments available-for-sale resulting in a positive mark-to-market fair value adjustment of US$0.1 million. This appreciation in the fair value of investments are recorded in Other Reserves.

FY 2012 Irish Statutory Accounts	70

James Hardie Industries SE

Notes to Consolidated Financial Statements (continued)

The changes in the restricted cash and short-term investments of AICF for the year ended 31 March 2012 are detailed in the table below:

(Millions of US dollars)	A$ Millions		A$ to US$ rate	US$ Millions
Restricted cash and cash equivalents and restricted short-term investments – 31 March 2011	A$	59.9	0.9676	$61.9
Asbestos claims paid[1]		(99.1)	0.9573	(103.5)
Payments received in accordance with AFFA[2]		48.9	0.9487	51.5
AICF operating costs paid – claims-handling[1]		(2.7)	0.9573	(2.8)
AICF operating costs paid – non claims-handling[1]		(2.7)	0.9573	(2.8)
Insurance recoveries[1]		23.9	0.9573	25.0
Interest and investment income[1]		3.2	0.9573	3.3
Unrealised gain on investments[1]		0.1	0.9573	0.1
Proceeds from loan facility²		29.7	0.9281	32.0
Other[1]		1.3	0.9573	1.4
Loss on foreign currency exchange				(1.1)

Restricted cash and cash equivalents and restricted short-term investments – 31 March 2012	A$	62.5	0.9614	$65.0

[1]	The average exchange rate for the period is used to convert the Australian dollar amount to US dollars based on the assumption that these transactions occurred evenly throughout the period.
[2]	The spot exchange rate on the date the transaction occurred is used to convert the Australian dollar amount to US dollars.

Actuarial Study; Claims Estimate

AICF commissioned an updated actuarial study of potential asbestos-related liabilities as of 31 March 2012. Based on KPMG Actuarial’s assumptions, KPMG Actuarial arrived at a range of possible total cash flows and proposed a central estimate which is intended to reflect an expected outcome. The Company views the central estimate as the basis for recording the asbestos liability in the Company’s financial statements, which under US GAAP, it considers the best estimate. Based on the results of these studies, it is estimated that the discounted (but inflated) value of the central estimate for claims against the Former James Hardie Companies was approximately A$1.6 billion (US$1.7 billion). The undiscounted (but inflated) value of the central estimate of the asbestos-related liabilities of Amaca and Amaba as determined by KPMG Actuarial was approximately A$2.5 billion (US$2.6 billion). Actual liabilities of those companies for such claims could vary, perhaps materially, from the central estimate described above. The asbestos liability includes projected future cash flows as undiscounted and uninflated on the basis that it is inappropriate to discount or inflate future cash flows when the timing and amounts of such cash flows is not fixed or readily determinable.

FY 2012 Irish Statutory Accounts	71

James Hardie Industries SE

Notes to Consolidated Financial Statements (continued)

The asbestos liability has been revised to reflect the most recent actuarial estimate prepared by KPMG Actuarial as of 31 March 2012 and to adjust for payments made to claimants during the year then ended.

In estimating the potential financial exposure, KPMG Actuarial made assumptions related to the total number of claims which were reasonably estimated to be asserted through 2074, the typical cost of settlement (which is sensitive to, among other factors, the industry in which a plaintiff claims exposure, the alleged disease type and the jurisdiction in which the action is brought), the legal costs incurred in the litigation of such claims, the rate of receipt of claims, the settlement strategy in dealing with outstanding claims and the timing of settlements.

Due to inherent uncertainties in the legal and medical environment, the number and timing of future claim notifications and settlements, the recoverability of claims against insurance contracts, and estimates of future trends in average claim awards, as well as the extent to which the above named entities will contribute to the overall settlements, the actual amount of liability could differ materially from that which is currently projected.

The potential range of costs as estimated by KPMG Actuarial is affected by a number of variables such as nil settlement rates (where no settlement is payable by the Former James Hardie Companies because the claim settlement is borne by other asbestos defendants (other than the former James Hardie subsidiaries) which are held liable), peak year of claims, past history of claims numbers, average settlement rates, past history of Australian asbestos-related medical injuries, current number of claims, average defence and plaintiff legal costs, base wage inflation and superimposed inflation. The potential range of losses disclosed includes both asserted and unasserted claims. While no assurances can be provided, the Company believes that it is likely to be able to partially recover losses from various insurance carriers. As of 31 March 2012, KPMG Actuarial's undiscounted (but inflated) central estimate of asbestos-related liabilities was A$2.5 billion (US$2.6 billion). This undiscounted (but inflated) central estimate is net of expected insurance recoveries of A$386.0 million (US$401.5 million) after making a general credit risk allowance for insurance carriers for A$44.8 million (US$46.6 million) and an allowance for A$53.9 million (US$56.1 million) of “by claim” or subrogation recoveries from other third parties. The Company has not netted the insurance receivable against the asbestos liability on its Consolidated Balance Sheet.

A sensitivity analysis has been performed to determine how the actuarial estimates would change if certain assumptions (i.e., the rate of inflation and superimposed inflation, the average costs of claims and legal fees, and the projected numbers of claims) were different from the assumptions used to determine the central estimates. This analysis shows that the discounted (but inflated) central estimates could be in a range of A$1.1 billion (US$1.1 billion) to A$2.4 billion (US$2.5 billion). The undiscounted (but inflated) estimates could be in a range of A$1.6 billion (US$1.7 billion) to A$4.3 billion (US$4.5 billion) as of 31 March 2012. The actual cost of the liabilities could be outside of that range depending on the results of actual experience relative to the assumptions made. One of the critical assumptions is the estimated peak year of mesothelioma disease claims, which is targeted for 2010/2011. Potential variation in this estimate has an impact much greater than the other sensitivities. If the peak year occurs five years later, in 2015/2016, the discounted central estimate could increase by approximately 50%.

Claims Data

AICF provides compensation payments for Australian asbestos-related personal injury claims against the Former James Hardie Companies. The claims data in this section are reflective of these Australian asbestos-related personal injury claims against the Former James Hardie Companies.

FY 2012 Irish Statutory Accounts	72

James Hardie Industries SE

Notes to Consolidated Financial Statements (continued)

The following table shows the activity related to the numbers of open claims, new claims and closed claims during each of the past five years and the average settlement per settled claim and case closed:

					For the Years Ended 31 March
	2012		2011		2010		2009		2008
Number of open claims at beginning of period		564		529		534		523		490
Number of new claims		456		494		535		607		552
Number of closed claims		428		459		540		596		519
Number of open claims at end of period		592		564		529		534		523
Average settlement amount per settled claim	A$	218,610	A$	204,366	A$	190,627	A$	190,638	A$	147,349
Average settlement amount per case closed	A$	198,179	A$	173,199	A$	171,917	A$	168,248	A$	126,340
Average settlement amount per settled claim	US$	228,361	US$	193,090	US$	162,250	US$	151,300	US$	128,096
Average settlement amount per case closed	US$	207,019	US$	163,642	US$	146,325	US$	133,530	US$	109,832

Under the terms of the AFFA, the Company has rights of access to actuarial information produced for AICF by the actuary appointed by AICF (the “Approved Actuary”). The Company’s disclosures with respect to claims statistics are subject to it obtaining such information from the Approved Actuary. The AFFA does not provide the Company an express right to audit or otherwise require independent verification of such information or the methodologies to be adopted by the Approved Actuary. As such, the Company relies on the accuracy and completeness of the information and analysis of the Approved Actuary when making disclosures with respect to claims statistics.

AICF – NSW Government Secured Loan Facility

On 9 December 2010, AICF, Amaca, Amaba and ABN 60 (together, the “Obligors”) entered into a secured standby loan facility and related agreements (the “Facility”) with The State of New South Wales, Australia (“NSW”) whereby AICF may borrow, subject to certain conditions, up to an aggregate amount of A$320.0 million (US$332.9 million, based on the exchange rate at 31 March 2012).

The amount available to be drawn depends on the value of the insurance policies benefiting the Obligors and may be adjusted upward or downward, subject to a ceiling of A$320.0 million. At 31 March 2012, the discounted value of insurance policies was A$209.9 million (US$218.3 million, based on the exchange rate at 31 March 2012).

In accordance with the terms of the Facility, drawings under the Facility may only be used by AICF to fund the payment of asbestos claims and certain operating and legal costs of the Obligors. The amount available to be drawn is subject to periodic review by NSW. The Facility is available to be drawn up to the tenth anniversary of signing and must be repaid on or by 1 November 2030.

Interest accrues daily on amounts outstanding. Interest is calculated based on a 365-day year and is payable monthly. AICF may, at its discretion, elect to capitalise interest payable on amounts outstanding under the Facility on the date interest becomes due and payable. In addition, if AICF does not pay interest on a due date, it is taken to have elected to capitalise the interest.

NSW will borrow up to 50% of the amount made available under the Facility from the Commonwealth of Australia (“Commonwealth”).

FY 2012 Irish Statutory Accounts	73

James Hardie Industries SE

Notes to Consolidated Financial Statements (continued)

To the extent that NSW’s source of funding the Facility is from the Commonwealth, the interest rate on the Facility is calculated by reference to the cost of NSW's borrowings from the Commonwealth for that purpose, being calculated with reference to the Commonwealth Treasury fixed coupon bond rate for a period determined as appropriate by the Commonwealth.

In summary, to the extent that NSW's source of funding is not from the Commonwealth, the interest rate on drawings under the Facility is calculated as (i) during the period to (but excluding) 1 May 2020, a yield percent per annum calculated at the time of the first drawdown of the Facility by reference to the NSW Treasury Corporation’s 6% 1/05/2020 Benchmark Bonds, (ii) during the period after 1 May 2020, a yield percent per annum calculated by reference to NSW Treasury Corporation bonds on issue at that time and maturing in 2030, or (iii) in any case, if the relevant bonds are not on issue, a yield percent per annum in respect of such other source of funding for the Facility determined by the NSW Government in good faith to be used to replace those bonds, including any guarantee fee payable to the Commonwealth in respect of the bonds (where the bonds are guaranteed by the Commonwealth) or other source of funding.

Under the Facility, Amaca, Amaba and ABN 60 each guarantee the payment of amounts owed by AICF and AICF’s performance of its obligations under the Facility. Each Obligor has granted a security interest in certain property including cash accounts, proceeds from insurance claims, payments remitted by the Company to AICF and contractual rights under certain documents including the AFFA. Each Obligor may not deal with the secured property until all amounts outstanding under the Facility are paid, except as permitted under the terms of the security interest.

Under the terms of the Facility, each Obligor must, upon receipt of proceeds from insurance claims and payments remitted by the Company under the AFFA, apply all of such proceeds in repayment of amounts owing under the Facility. NSW may, at its sole discretion, waive or postpone (in such manner and for such period as it determines) the requirement for the Obligors to apply proceeds of insurance claims and payments remitted by the Company to repay amounts owed under the Facility to ensure AICF has sufficient liquidity to meet its future cash flow needs.

The Obligors are subject to certain operating covenants under the Facility and the terms of the security interest, including, without limitation, (i) positive covenants relating to providing corporate reporting documents, providing particular notifications and complying with the terms of the AFFA, and (ii) negative covenants restricting them from voiding, canceling, settling, or adversely affecting existing insurance policies, disposing of assets and granting security to secure any other financial indebtedness, other than in accordance with the terms and conditions of the Facility.

Upon an event of default, NSW may cancel the commitment and declare all amounts outstanding as immediately due and payable. The events of default include, without limitation, failure to pay or repay amounts due in accordance with the Facility, breach of covenants, misrepresentation, cross default by an obligor and an adverse judgment (other than a personal asbestos or Marlew claim) against an Obligor.

The term of the Facility expires on 1 November 2030. At that time, all amounts outstanding under the Facility become due and payable.

On 17 February 2012, AICF made an initial drawing of A$29.7 million (being US$32.0 million translated at the prevailing spot exchange rate on 17 February 2012) under the Facility. On 3 April 2012, all amounts outstanding under the Facility were fully repaid.

FY 2012 Irish Statutory Accounts	74

James Hardie Industries SE

Notes to Consolidated Financial Statements (continued)

Because the Company consolidates AICF due to the Company’s pecuniary and contractual interests in AICF as a result of the funding arrangements outlined in the AFFA, any drawings, repayments or payments of accrued interest by AICF under the Facility impact the Company’s consolidated financial position, results of operations and cash flows.

Any drawings, repayments, or payments of accrued interest under the Facility by AICF do not impact the Company’s free cash flow, as defined in the AFFA, on which annual contributions remitted by the Company to AICF are based. James Hardie Industries SE and its wholly-owned subsidiaries are not a party to, guarantor of, or security provider in respect of the Facility.

12.	Fair Value Measurements

Assets and liabilities of the Company that are carried at fair value are classified in one of the following three categories:

Level 1	Quoted market prices in active markets for identical assets and liabilities that the Company has the ability to access at the measurement date;

Level 2	Observable market-based inputs or unobservable inputs that are corroborated by market data for the asset or liability at the measurement date;

Level 3	Unobservable inputs that are not corroborated by market data used when there is minimal market activity for the asset or liability at the measurement date.

Fair value measurements of assets and liabilities are assigned a level within the fair value hierarchy based on the lowest level of any input that is significant to the fair value measurement in its entirety.

The Company’s financial instruments consist primarily of cash and cash equivalents, restricted cash and cash equivalents, restricted short-term investments, trade receivables, trade payables, debt and interest rate swaps.

Cash and cash equivalents, Restricted cash and cash equivalents, Trade receivables and Trade payables – These items are recorded in the financial statements at historical cost. The historical cost basis for these amounts is estimated to approximate their respective fair values due to the short maturity of these instruments.

Restricted short-term investments – Restricted short-term investments are held and managed by AICF and are recorded in the financial statements at fair value. The fair value of restricted short-term investments is based on inputs that are observable in the market or can be derived principally from or corroborated by observable market data such as pricing for similar securities, recently executed transactions, cash flow models with yield curves and benchmark securities. Accordingly, restricted short-term investments are categorised as Level 2. Changes in fair value are recorded as other comprehensive income and included as a component in shareholders’ equity.

Debt – Debt is generally recorded in the financial statements at historical cost. The carrying value of debt provided under the Company’s credit facilities approximates fair value since the interest rates charged under these credit facilities are tied directly to market rates and fluctuate as market rates change.

FY 2012 Irish Statutory Accounts	75

James Hardie Industries SE

Notes to Consolidated Financial Statements (continued)

Interest Rate Swaps – The Company may from time to time enter into interest rate swap contracts to protect against upward movements in US$ LIBOR and the associated interest the Company pays on its external credit facilities. Interest rate swaps are recorded in the financial statements at fair value. Changes in fair value are recorded in the statement of operations in Other Income (Expense). At 31 March 2012, the Company had interest rate swap contracts with a total notional principal of US$100.0 million. For all of these interest rate swap contracts, the Company has agreed to pay fixed interest rates while receiving a floating interest rate. The purpose of holding these interest rate swap contracts is to protect against upward movements in US$ LIBOR and the associated interest the Company pays on its external credit facilities.

The fair value of interest rate swap contracts is calculated based on the fixed rate, notional principal, settlement date and present value of the future cash inflows and outflows based on the terms of the agreement and the future floating interest rates as determined by a future interest rate yield curve. The model used to value the interest rate swap contracts is based upon well recognised financial principles, and interest rate yield curves can be validated through readily observable data by external sources. Although readily observable data is used in the valuations, different valuation methodologies could have an effect on the estimated fair value. Accordingly, the interest rate swap contracts are categorised as Level 2.

At 31 March 2012 the weighted average fixed interest rate of these contracts is 2.5% and the weighted average remaining life is 1.4 years. These contracts have a fair value of US$3.1 million, which is included in Accounts Payable. For the year ended 31 March 2012 and 2011, the Company included in Other Income (Expense) an unrealised gain of US$3.0 million and an unrealised loss of US$3.8 million, respectively, on interest rate swap contracts. Included in interest expense is a realised loss on settlements of interest rate swap contracts of US$7.5 million and US$3.9 million for the year ended 31 March 2012 and 2011, respectively.

The following table sets forth by level within the fair value hierarchy, the Company’s financial assets and liabilities that were accounted for at fair value on a recurring basis at 31 March 2012 according to the valuation techniques the Company used to determine their fair values.

	Fair Value at 31 March 2012	Fair Value Measurements Using Inputs Considered as
(Millions of US dollars)		Level 1	Level 2	Level 3
Assets
Cash and cash equivalents	$265.4	$265.4	$—	$—
Restricted cash and cash equivalents	202.9	202.9	—	—
Restricted short-term investments	6.0	—	6.0	—

Total Assets	$474.3	$468.3	$6.0	$—

Liabilities
Interest rate swap contracts included in Accounts Payable	3.1	—	3.1	—

Total Liabilities	$3.1	$—	$3.1	$—

FY 2012 Irish Statutory Accounts	76

James Hardie Industries SE

Notes to Consolidated Financial Statements (continued)

13.	Commitments and Contingencies

The Company is involved from time to time in various legal proceedings and administrative actions related to the normal conduct of its business, including putative class action lawsuits and litigation concerning its products. Although it is impossible to predict the outcome of any pending legal proceeding, management believes that such proceedings and actions should not, except as it relates to asbestos, the Australian Securities and Investments Commission (“ASIC”) proceedings, the matters described in the Environmental and Legal section below and income taxes as described in these financial statements, individually or in the aggregate, have a material adverse effect on its consolidated financial position, results of operations or cash flows.

ASIC Proceedings

In February 2007, ASIC commenced civil proceedings in the Supreme Court of New South Wales against the Company, ABN 60 and ten then-present or former officers and directors of the James Hardie Group. While the subject matter of the allegations varied between individual defendants, the allegations against the Company were confined to alleged contraventions of provisions of the Australian Corporations Act/Law relating to continuous disclosure and engaging in misleading or deceptive conduct in respect of a security. The Company defended each of the allegations made by ASIC and the orders sought against it in the proceedings, as did the former directors and officers of the Company.

On 23 April 2009, the Supreme Court issued judgment against the Company and the ten former officers and directors of the Company.

All defendants other than two lodged appeals against the Supreme Court’s judgments, and ASIC responded by lodging cross appeals against the appellants. The appeals lodged by the former directors and officers were heard in April 2010 and the appeal lodged by the Company was heard in May 2010.

On 30 September 2010, the Company entered into agreements with third parties and subsequently received payment for US$10.3 million relating to the costs of the ASIC proceedings for certain former officers. These recoveries were reflected as a reduction to selling, general and administrative expenses for the year ended 31 March 2011. The Company notes that other recoveries may be available resulting from repayments by third parties, including former directors and officers, in accordance with the terms of their indemnities.

On 17 December 2010, the New South Wales Court of Appeal dismissed the Company’s appeal against the Supreme Court’s judgment and ASIC’s cross appeal and ordered that the Company pay 90% of the costs incurred by ASIC in respect of the Company’s appeal. The Court of Appeal also allowed the appeals brought by the non-executive directors, but dismissed ASIC’s related cross-appeals, and ordered ASIC to pay the non-executive directors costs of the proceedings and the appeals. The Court of Appeal allowed the appeals and cross appeals in respect of certain former officers in part and reserved certain matters for further submissions. On 6 May 2011, the Court of Appeal rendered judgment in the exoneration, penalty and cost matter for certain former officers in which it varied certain orders made at first instance and ordered that there be no order as to the costs of the appeals of the certain former officers and ASIC’s related cross-appeals.

The amount of the costs that the Company may be required to pay to ASIC following the Court of Appeal judgments is contingent on a number of factors. These include, without limitation, whether such costs (including the costs orders in ASIC’s favour against the Company in the first instance hearing, which

FY 2012 Irish Statutory Accounts	77

James Hardie Industries SE

Notes to Consolidated Financial Statements (continued)

orders were not disturbed by the Court of Appeal) are reasonable having regard to the issues pursued in the case by ASIC against the Company, the number of legal practitioners involved in such legal work and their applicable fee rates. In addition, the amount of costs is contingent on the associated legal work undertaken specifically in respect of those issues, since the Company is not liable for legal costs of a previous claim and related order that was withdrawn by ASIC in September 2008, the overlapping claims against other parties in the first instance or appeal proceedings or the successful interlocutory appeal by the Company against ASIC during the course of the first instance hearing.

ASIC has not notified the Company of the amount of costs that it has incurred in connection with the ASIC proceedings and any costs that may be asserted by ASIC in the future will be subject to third party review and may not represent the amount of costs the Company will ultimately be liable to pay. Accordingly, in light of the inherent uncertainty surrounding the amount of such costs, together with the unusual circumstances surrounding the ASIC proceedings, the Company is unable to estimate the additional loss or range of loss relating to the quantum of costs incurred by ASIC at this time. Therefore, the Company has not recorded any provision for these costs at 31 March 2012.

ASIC subsequently filed applications for special leave to the High Court appealing from the Court of Appeal’s judgment in favour of the former directors’ and former officers’ appeals. Two former officers also filed special leave applications to the High Court. The Company did not file application for special leave to the High Court. The High Court granted ASIC’s application for special leave on 13 May 2011. The High Court granted the special leave applications for one of the former officers, and the other former officer withdrew his application. Appeals brought by ASIC and the Company’s former directors and former officer were heard by the High Court over three days commencing 25 October 2011.

On 3 May 2012, the High Court upheld ASIC’s appeal and overturned the Court of Appeal’s decision in favour of the former non-executive directors and dismissed the former officer’s appeal against the Court of Appeal’s decision. The High Court did not render judgment on claims to be excused from liability, penalty and disqualification and on certain questions concerning costs. The High Court remitted these matters back to the Court of Appeal for further consideration. The Court of Appeal has not delivered judgment on these matters.

Due to the High Court’s decision to remit certain matters back to the Court of Appeal, further or different orders may be made with respect to the seven former non-executive directors and the former executive on issues such as liability, any banning orders, civil penalties payable, and as to the costs of the appeals and the first instance proceedings that the Company may become liable for under indemnities.

As with the first instance, Court of Appeal and High Court proceedings, the Company may pay a proportion of the costs of the continued proceedings involving the seven former non-executive directors and the former executive, with the remaining costs being met by third parties. We note that other recoveries may be available, including those as a result of repayments by former directors and officers in accordance with the terms of their indemnities. As a result, it is not presently possible for the Company to estimate the amount of loss or range of loss, including costs that it might become liable to pay as a consequence of the continued proceedings involving the seven former non-executive directors and the former executive.

Losses and expenses arising from the ASIC proceedings could have a material adverse effect on the Company’s financial position, liquidity, results of operations and cash flows. It is the Company’s policy to expense legal costs as incurred.

FY 2012 Irish Statutory Accounts	78

James Hardie Industries SE

Notes to Consolidated Financial Statements (continued)

Environmental and Legal

The operations of the Company, like those of other companies engaged in similar businesses, are subject to a number of laws and regulations on air and water quality, waste handling and disposal. The Company's policy is to accrue for environmental costs when it is determined that it is probable that an obligation exists and the amount can be reasonably estimated.

The Company is involved from time to time as a defendant in certain legal proceedings and administrative actions related to general liability claims. The Company recognises a liability for unasserted and asserted claims in the period in which the loss becomes probable and estimable. The amount of loss is dependent on a number of factors including, without limitation, the specific facts and circumstances unique to each claim brought against the Company, the existence of any co-defendants involved in defending the claim, the solvency of such co-defendants (including the ability of such co-defendants to remain solvent until the related claim is ultimately resolved), the amount of loss estimated to be allocable to the Company in instances that involve co-defendants in defending the claim and whether the Company has access to third-party recoveries to cover a portion of the costs incurred in defending and settling such actions. Accordingly, the Company is unable to reasonably estimate a loss or range of loss in relation to some asserted claims brought against the Company at this time. Potential losses arising from both unasserted claims and asserted claims could in the future have a material adverse effect on the Company’s financial position, results of operations and cash flows.

Historically, the Company has had and continues to have access to third-party recoveries to cover a portion of the costs incurred in defending and settling such actions, subject to contractual limitations on amounts available for recovery from third parties. The Company records an asset related to estimated third-party recoveries that are available for reasonably estimable asserted claims. Although the Company has historically had access to recoveries from third-parties, the Company could in the future lose access to some or all third-party recoveries due to expiration of contractual rights or insolvency of such third-parties. In such circumstance, losses that arise in relation to claims that would otherwise have been defrayed by third-party recoveries could in the future have a material adverse effect on the Company’s financial position, results of operations and cash flows.

The Company also receives general liability claims for which third-party recoveries are not available. In these instances, the Company recognises a loss for claims that are reasonably estimable.

For all claims, the Company adjusts its estimates based on new information as it becomes available and increases or decreases the related loss reserves and asset recoveries with a corresponding adjustment to selling, general and administrative expenses until each claim is ultimately settled.

The Company has made a provision for asserted and unasserted general liability claims that are reasonably estimable within Other Current and Other Non-current Liabilities, with a corresponding receivable for third-party recoveries being recognised within Other Current Assets at 31 March 2012.

Operating Leases

As the lessee, the Company principally enters into property, building and equipment leases. The following are future minimum lease payments for non-cancellable operating leases having a remaining term in excess of one year at 31 March 2012:

FY 2012 Irish Statutory Accounts	79

James Hardie Industries SE

Notes to Consolidated Financial Statements (continued)

Years ending 31 March (Millions of US dollars):
2013	$18.4
2014	17.0
2015	15.8
2016	14.8
2017	6.2
Thereafter	18.1

Total	$90.3

Rental expense amounted to US$16.0 million and US$15.3 million for the years ended 31 March 2012 and 2011, respectively.

Capital Commitments

Commitments for the acquisition of plant and equipment and other purchase obligations contracted for but not recognised as liabilities and generally payable within one year, were US$0.7 million at 31 March 2012.

Section 17 Guarantee

Pursuant to the provisions of Section 17, Companies (Amendment) Act, 1986, the Company has guaranteed the liabilities of its wholly-owned subsidiary undertakings James Hardie International Group Limited, James Hardie International Holdings Limited (formerly known as James Hardie International Holdings plc), James Hardie Holdings Limited and James Hardie Technology Limited for the financial year ended 31 March 2012 and, as a result, such subsidiary undertakings have been exempted from the filing provisions of Section 7, Companies (Amendment) Act, 1986 and Regulation 20 of the European Communities (Accounts Regulations), 1993 respectively.

14.	Australian Taxation Office – Amended Assessment

In March 2006, RCI Pty Ltd (“RCI”), a wholly-owned subsidiary of the Company, received an amended assessment from the Australian Taxation Office (“ATO”) with respect to RCI’s income tax return for the year ended 31 March 1999. The amended assessment related to the amount of net capital gains arising as a result of an internal corporate restructure carried out in 1998 and was issued pursuant to the discretion granted to the Commissioner of Taxation under Part IVA of the Income Tax Assessment Act 1936. The amended assessment issued to RCI was for a total of A$412.0 million. However, after subsequent remissions of general interest charges (“GIC”) by the ATO the total was changed to A$368.0 million, comprising primary tax after allowable credits, penalties, and GIC.

During fiscal year 2007 RCI agreed with the ATO that in accordance with the ATO Receivable Policy, RCI would pay 50% of the total amended assessment being A$184.0 million (US$152.5 million), and provide a guarantee from James Hardie Industries SE (formerly James Hardie Industries N.V.) in favour of the ATO for the remaining unpaid 50% of the amended assessment, pending outcome of the appeal of the amended assessment. RCI also agreed to pay GIC accruing on the unpaid balance of the amended assessment in arrears on a quarterly basis.

FY 2012 Irish Statutory Accounts	80

James Hardie Industries SE

Notes to Consolidated Financial Statements (continued)

The ATO conceded that RCI had a reasonably arguable position that the amount of net capital gains arising as a result of the corporate restructure carried out in 1998 was reported correctly in the fiscal year 1999 tax return and that Part IVA does not apply.

On 30 May 2007, the ATO issued a Notice of Decision disallowing RCI’s objection to the amended assessment (“Objection Decision”). On 11 July 2007, RCI filed an application appealing the Objection Decision and the matter was heard before the Federal Court of Australia in September 2009.

On 1 September 2010, the Federal Court of Australia dismissed RCI’s appeal.

Prior to the Federal Court’s decision on RCI’s appeal, the Company believed it was more-likely-than-not that the tax position reported in RCI’s tax return for the 1999 fiscal year would be upheld on appeal.

As a result of the Federal Court’s decision, the Company re-assessed its tax position with respect to the amended assessment and concluded that the ‘more-likely-than-not’ recognition threshold as prescribed by US GAAP was no longer met. Accordingly, with effect from 1 September 2010, the Company recognised an expense of US$345.2 million (A$388.0 million) on its Consolidated Profit and Loss Account, which did not result in a cash outflow for the year ended 31 March 2011. In addition, the Company recognised an uncertain tax position of US$198.1 million (A$184.3 million) on its Consolidated Balance Sheet relating to the unpaid portion of the amended assessment. With effect from 1 September 2010, the Company expensed payments of GIC to the ATO as incurred.

RCI appealed the Federal Court’s judgment to the Full Court of the Federal Court of Australia. RCI’s appeal was heard in May 2011. On 22 August 2011, the Full Federal Court upheld RCI’s appeal, ordered that RCI’s objection be allowed in full and awarded RCI costs.

Following the decision of the Full Federal Court to uphold RCI’s appeal, the Company undertook a review of RCI’s tax position. Due to the continued uncertainty in relation to the ultimate outcome of the matter, the Company continued to reflect a liability on its Consolidated Balance Sheet relating to the unpaid portion of the amended assessment, as discussed above.

Subsequently, on 19 September 2011, the ATO filed an application for special leave to appeal the Full Federal Court’s decision to the High Court of Australia. On 10 February 2012, the High Court refused to grant special leave and dismissed the ATO’s application. Accordingly, the matter was finalised in RCI’s favour.

With all avenues of appeal exhausted and the matter effectively concluded, on 27 February 2012 the ATO issued a notice of amended assessment and paid a refund to RCI of A$248.0 million (US$265.8 million). This amount comprises cash that RCI remitted to the ATO during the appeal proceedings of A$184.3 million (US$197.5 million, translated at the prevailing spot exchange rate of US$1.0714/A$1.00 at 10 February 2012), representing 50% of the previous amended assessment, and general interest charges paid by RCI on the unpaid portion of the previous amended assessment of A$63.7 million (US$68.3 million).

On 7 March 2012, the ATO paid an additional refund to RCI of A$121.8 million (US$130.5 million), being the ATO’s calculation of interest income on amounts taken to have been overpaid in respect of the notice of amended assessment issued by the ATO on 27 February 2012. This additional receipt of funds brings the total refunded by the ATO in respect of the RCI notice of amended assessment to A$369.8 million (US$396.3 million).

FY 2012 Irish Statutory Accounts	81

James Hardie Industries SE

Notes to Consolidated Financial Statements (continued)

During the fourth quarter ended 31 March 2012, the Company recognised an income tax benefit of A$452.9 million (US$485.2 million) within income tax expense, which primarily includes amounts refunded by the ATO noted above and the reversal of the provision for the unpaid portion of the amended assessment, being A$184.3 million (US$197.5 million, translated at the prevailing spot exchange rate of US$1.0714/A$1.00 at 10 February 2012), partially offset by income taxes payable in respect of the reversal of general interest charges previously recognised as deductible and interest on overpayment of tax, totaling A$101.2 million (US$108.6 million). The Company has determined that it is not required to recognise deferred taxes in association with undistributed profits of RCI.

RCI was awarded costs in connection with all court proceedings. The Company will record income in relation to such costs during the period in which such amounts are received from the ATO.

15.	Income Taxes

Income tax benefit (expense) includes income taxes currently payable and those deferred because of temporary differences between the financial statement and tax bases of assets and liabilities. Income tax (expense) benefit consists of the following components:

	Years Ended 31 March
(Millions of US dollars)	2012	2011
Income from operations before income taxes:
Domestic[1]	$97.1	$66.5
Foreign	54.0	30.1

Total income before income taxes	$151.1	$96.6

Income tax benefit (expense):
Current:
Domestic[1]	$(2.5)	$(15.6)
Foreign	454.3	(447.4)

Current income tax benefit (expense)	451.8	(463.0)

Deferred:
Domestic[1]	(4.2)	(22.2)
Foreign	5.6	41.6

Deferred income tax benefit	1.4	19.4

Total income tax benefit (expense)	$453.2	$(443.6)

[1]	Since JHI SE became an Irish parent holding company during fiscal year 2011, domestic represents both Ireland and The Netherlands for fiscal year 2011.

Income tax benefit (expense) computed at the statutory rates represents taxes on income applicable to all jurisdictions in which the Company conducts business, calculated at the statutory income tax rate in each jurisdiction multiplied by the pre-tax income attributable to that jurisdiction.

FY 2012 Irish Statutory Accounts	82

James Hardie Industries SE

Notes to Consolidated Financial Statements (continued)

Income tax benefit (expense) is reconciled to the tax at the statutory rates as follows:

(Millions of US dollars)	2012	2011
Income tax expense at statutory tax rates	$(28.4)	$(18.3)
US state income taxes, net of the federal benefit	(0.8)	(1.7)
Asbestos—effect of foreign exchange	(1.9)	(31.7)
Benefit from Dutch financial risk reserve regime	—	—
Expenses not deductible	(0.7)	(4.0)
Non-assessable items	0.4	—
Income not available for carryforward	1.1	0.7
Repatriation of foreign earnings	(0.1)	(32.6)
Change in reserves	1.0	(0.2)
Amortisation of intangibles	1.7	(5.9)
Taxes on foreign income	2.6	(2.0)
State amended returns and audit	(0.5)	—
Tax assessment in dispute	478.4	(349.1)
Other permanent items	0.4	1.2

Total income tax benefit (expense)	$453.2	$(443.6)

Effective tax rate	299.9%	-459.2%

Deferred tax balances consist of the following components:

	31 March
(Millions of US dollars)	2012	2011
Deferred tax assets:
Asbestos liability	$444.5	$461.9
Other provisions and accruals	49.0	35.7
Net operating loss carryforwards	11.0	32.5
Capital loss carryforwards	34.5	34.3

Total deferred tax assets	539.0	564.4
Valuation allowance	(42.1)	(43.1)

Total deferred tax assets, net of valuation allowance	496.9	521.3

Deferred tax liabilities:
Depreciable and amortisable assets	(117.3)	(114.9)
Unremitted earnings	—	(32.6)
Other	(8.6)	(4.2)

Total deferred tax liabilities	(125.9)	(151.7)

Net deferred tax assets	$371.0	$369.6

FY 2012 Irish Statutory Accounts	83

James Hardie Industries SE

Notes to Consolidated Financial Statements (continued)

Deferred tax assets and liabilities are reported in the following Consolidated Balance Sheet captions in the amounts shown:

	31 March
(Millions of US dollars)	2012	2011
Deferred income taxes included in debtors	$471.5	$510.3
Deferred income taxes included in creditors	—	(32.6)
Deferred income taxes included in provisions	(100.5)	(108.1)

Net deferred tax assets	$371.0	$369.6

Deferred income tax liability activity for the year ended 31 March 2012 is as follows:

(Millions of US dollars)
Balance at 31 March 2011	$140.7
Repatriation of foreign earnings	(32.6)
Provisions, net	(7.6)

Balance at 31 March 2012	$100.5

The Company establishes a valuation allowance against a deferred tax asset if it is more likely than not that some portion or all of the deferred tax asset will not be realised. The Company has established a valuation allowance pertaining to all of its Australian and European capital loss carry-forwards. The valuation allowance decreased by US$1.0 million during fiscal year 2012 due to foreign currency movements.

At 31 March 2012, the Company had a US tax loss carry-forward of US$7.4 million that will expire in 2031 and a US tax loss of US$5.8 million in respect of which a benefit will be recorded in additional paid in capital when the loss is realised.

At 31 March 2012, the Company had US$115.1 million in Australian capital loss carry-forwards which will never expire. At 31 March 2012, the Company had a 100% valuation allowance against the Australian capital loss carry-forwards.

At 31 March 2012, the Company had European tax loss carry-forwards of approximately US$28.9 million that are available to offset future taxable income, of which US$23.3 million will never expire. Carry-forwards of US$5.6 million will expire in fiscal years 2015 through 2018. At 31 March 2012, the Company had a 100% valuation allowance against the European tax loss carry-forwards.

In determining the need for and the amount of a valuation allowance in respect of the Company’s asbestos-related deferred tax asset, management reviewed the relevant empirical evidence, including the current and past core earnings of the Australian business and forecast earnings of the Australian business considering current trends. Although realisation of the deferred tax asset will occur over the life of the AFFA, which extends beyond the forecast period for the Australian business, Australia provides an unlimited carry-forward period for tax losses. Based upon managements’ review, the Company believes that it is more likely than not that the Company will realise its asbestos-related deferred tax asset and that no valuation allowance is necessary as of 31 March 2012. In the future, based on review of the empirical evidence by management at that time, if management determines that realisation of its asbestos-related

FY 2012 Irish Statutory Accounts	84

James Hardie Industries SE

Notes to Consolidated Financial Statements (continued)

deferred tax asset is not more likely than not, the Company may need to provide a valuation allowance to reduce the carrying value of the asbestos-related deferred tax asset to its realisable value.

At 31 March 2012, the undistributed earnings of non-Irish subsidiaries approximated US$236.9 million. Except for the undistributed earnings of the Company’s US subsidiaries and of RCI, the Company intends to indefinitely reinvest its undistributed earnings of non-Irish subsidiaries and has not provided for taxes that would be payable upon remittance of those earnings. The amount of the potential deferred tax liability related to undistributed earnings is impracticable to determine at this time.

Due to the size and nature of its business, the Company is subject to ongoing reviews by taxing jurisdictions on various tax matters. The Company accrues for tax contingencies based upon its best estimate of the taxes ultimately expected to be paid, which it updates over time as more information becomes available. Such amounts are included in taxes payable or other non-current liabilities, as appropriate. If the Company ultimately determines that payment of these amounts is unnecessary, the Company reverses the liability and recognises a tax benefit during the period in which the Company determines that the liability is no longer necessary. The Company records additional tax expense in the period in which it determines that the recorded tax liability is less than the ultimate assessment it expects.

In fiscal years 2012 and 2011, the Company recorded an income tax expense of US$0.5 million and nil, respectively, as a result of the finalisation of certain tax audits (whereby certain matters were settled) and the expiration of the statute of limitations related to certain tax positions.

The Company or its subsidiaries files income tax returns in various jurisdictions including Ireland, the United States, Australia, New Zealand, the Philippines and The Netherlands. The Company is no longer subject to US federal examinations by US Internal Revenue Service (“IRS”) for tax years prior to tax year 2009. The Company is no longer subject to examinations by The Netherlands tax authority, for tax years prior to tax year 2006. The Company is no longer subject to Australian federal examinations by the Australian Taxation Office (“ATO”) for tax years prior to tax year 2008.

Taxing authorities from various jurisdictions in which the Company operates are in the process of auditing the Company’s respective jurisdictional income tax returns for various ranges of years. The Company accrues income tax liabilities in connection with ongoing audits and reviews based on knowledge of all relevant facts and circumstances, taking into account existing tax laws, its experience with previous audits and settlements, the status of current tax examinations and how the tax authorities view certain issues.

In connection with the Company’s re-domicile from The Netherlands to Ireland, the Company became an Irish tax resident on 29 June 2010. While the Company was domiciled in The Netherlands, the Company derived significant tax benefits under the US-Netherlands tax treaty. The treaty was amended during fiscal year 2005 and became effective for the Company on 1 February 2006. The amended treaty provided, among other things, requirements that the Company must meet for the Company to qualify for treaty benefits and its effective income tax rate. During fiscal year 2006, the Company made changes to its organisational and operational structure to satisfy the requirements of the amended treaty and believes that it was in compliance and qualified for treaty benefits while the Company was domiciled in The Netherlands. However, if during a subsequent tax audit or related process, the IRS determines that these changes did not meet the requirements, the Company may not qualify for treaty benefits and its effective income tax rate could significantly increase beginning in the fiscal year that such determination is made, and it could be liable for taxes owed for calendar year 2009 and subsequent periods in which the Company was domiciled in The Netherlands.

FY 2012 Irish Statutory Accounts	85

James Hardie Industries SE

Notes to Consolidated Financial Statements (continued)

The Company believes that it is more likely than not that it was in compliance and should qualify for treaty benefits for calendar year 2009 and subsequent periods in which the Company was domiciled in The Netherlands. Therefore, the Company believes that the requirements for recording a liability have not been met and therefore it has not recorded any liability at 31 March 2012.

Unrecognised Tax Benefits

A reconciliation of the beginning and ending amount of unrecognised tax benefits and interest and penalties are as follows:

	Unrecognised	Interest and
(Millions of US dollars)	tax benefits	Penalties
Balance at 31 March 2010	$7.7	$(26.9)

Additions for tax positions of the current year	0.1	—
Additions for tax positions of prior year	153.3	195.8
Other reductions for the tax positions of prior periods	(0.4)	(0.2)
Foreign currency translation adjustment	24.8	27.6

Balance at 31 March 2011	$185.5	$196.3

Additions for tax positions of the current year	0.2	—
Additions for tax positions of prior year	—	6.1
Settlements paid during the current period	(184.4)	(208.9)
Other reductions for the tax positions of prior periods	(5.2)	—
Foreign currency translation adjustment	6.5	7.4

Balance at 31 March 2012	$2.6	$0.9

As of 31 March 2012, the total amount of unrecognised tax benefits and the total amount of interest and penalties accrued or prepaid by the Company related to unrecognised tax benefits that, if recognised, would affect the effective tax rate is US$2.6 million and US$0.9 million, respectively.

The Company recognises penalties and interest accrued related to unrecognised tax benefits in income tax expense. During the year ended 31 March 2012 and 2011, the total amount of interest and penalties recognised in income tax expense was US$6.1 million and US$195.6 million, respectively.

The liabilities associated with uncertain tax benefits are included in other non-current liabilities on the Company’s Consolidated Balance Sheet.

A number of years may lapse before an uncertain tax position is audited or ultimately resolved. It is difficult to predict the ultimate outcome or the timing of resolution for uncertain tax positions. It is reasonably possible that the amount of unrecognised tax benefits could significantly increase or decrease within the next twelve months. These changes could result from the settlement of ongoing litigation, the completion of ongoing examinations, the expiration of the statute of limitations, or other circumstances. At this time, an estimate of the range of the reasonably possible change cannot be made.

FY 2012 Irish Statutory Accounts	86

James Hardie Industries SE

Notes to Consolidated Financial Statements (continued)

16.	Stock-Based Compensation

The Company recognised stock-based compensation expense (included in selling, general and administrative expense) of US$11.1 million and US$11.3 million for the years ended 31 March 2012 and 2011, respectively. Compensation expense arising from equity-based award grants, as estimated using pricing models, was US$7.8 million and US$9.1 million for the years ended 31 March 2012 and 2011, respectively. Included in stock-based compensation expense for the years ended 31 March 2012 and 2011 is an expense of US$3.3 million and US$2.2 million, respectively, related to liability-classified awards. As of 31 March 2012, the unrecorded future stock-based compensation expense related to outstanding equity awards was US$8.8 million after estimated forfeitures and will be recognised over an estimated weighted average amortisation period of 2.5 years.

JHI SE 2001 Equity Incentive Plan

Under the JHI SE 2001 Equity Incentive Plan (the “2001 Equity Incentive Plan”), the Company can grant equity awards in the form of nonqualified stock options, performance awards, restricted stock grants, stock appreciation rights, dividend equivalent rights, phantom stock or other stock-based benefits such as restricted stock units. The 2001 Equity Incentive Plan was approved by the Company’s shareholders and the Joint Board subject to implementation of the consummation of the 2001 Reorganisation. The Company is authorised to issue 45,077,100 shares under the 2001 Equity Incentive Plan.

Under the 2001 Equity Incentive Plan, grants have been made at fair market value to management and other employees of the Company. Each option confers the right to subscribe for one ordinary share in the capital of JHI SE. The options may be exercised as follows: 25% after the first year; 25% after the second year; and 50% after the third year. All unexercised options expire 10 years from the date of issue or 90 days after the employee ceases to be employed by the Company.

As set out in the plan rules, the exercise prices and the number of shares available on exercise may be adjusted on the occurrence of certain events, including new issues, share splits, rights issues and capital reconstructions.

Under the 2001 Equity Incentive Plan, the Company granted 285,358 and 348,426 restricted stock units to its employees in the years ended 31 March 2012 and 2011, respectively. These restricted shares may not be sold, transferred, assigned, pledged or otherwise encumbered so long as such shares remain restricted. The Company determines the conditions or restrictions of any restricted stock awards, which may include requirements of continued employment, individual performance or the Company’s financial performance or other criteria. At 31 March 2012, there were 617,316 restricted stock units outstanding under this plan.

Long-Term Incentive Plan

At the 2006 Annual General Meeting, the Company’s shareholders approved the establishment of a Long-Term Incentive Plan (“LTIP”) to provide incentives to certain members of senior management (“Executives”). The shareholders also approved, in accordance with certain LTIP rules, the issue of options in the Company to Executives of the Company. At the Company’s 2008 Annual General Meeting, the shareholders amended the LTIP to also allow restricted stock units to be granted under the LTIP.

As of 31 March 2012, the Company had granted 6,116,375 restricted stock units under the LTIP. These restricted stock units may not be sold, transferred, assigned, pledged or otherwise encumbered so long as such shares remain restricted. The Company determines the conditions or restrictions of any restricted

FY 2012 Irish Statutory Accounts	87

James Hardie Industries SE

Notes to Consolidated Financial Statements (continued)

stock awards, which may include requirements of continued employment, individual performance or the Company’s financial performance or other criteria. Restricted stock units expire on exercise, vesting or as set out in the LTIP rules.

In November 2006 and August 2007, 1,132,000 and 1,016,000 options were granted to Executives, respectively, under the LTIP. The vesting of these equity awards are subject to ‘performance hurdles’ as outlined in the LTIP rules. Unexercised options expire 10 years from the date of issue unless an Executive ceases employment with the Company.

At 31 March 2012, there were 1,760,600 options and 3,060,195 restricted stock units outstanding under the LTIP.

Stock Options

There were no stock options granted during the years ended 31 March 2012 and 2011. The following table summarises the Company’s stock options available for grant and the activity in the Company’s outstanding options during the noted period:

		Outstanding Options
			Weighted
	Shares		Average
	Available for		Exercise
	Grant	Number	Price (A$)
Balance at 31 March 2010	25,288,048	14,444,438	7.44

Exercised		(530,984)	5.19
Forfeited		(2,558,159)	8.10
Forfeitures available for re-grant	1,468,159

Balance at 31 March 2011	26,756,207	11,355,295	7.40

Exercised		(1,682,841)	6.25
Forfeited		(587,314)	7.76
Forfeitures available for re-grant	587,314

Balance at 31 March 2012	27,343,521	9,085,140	7.59

The total intrinsic value of stock options exercised was A$2.0 million and A$0.6 million for the years ended 31 March 2012 and 2011, respectively.

Windfall tax benefits realised in the United States from stock options exercised and included in cash flows from financing activities in the consolidated statements of cash flows were nil and US$0.4 million for the years ended 31 March 2012 and 2011, respectively.

FY 2012 Irish Statutory Accounts	88

James Hardie Industries SE

Notes to Consolidated Financial Statements (continued)

The following table summarises outstanding and exercisable options under both the 2001 Equity Incentive Plan and the LTIP as of 31 March 2012:

	Options Outstanding				Options Exercisable
		Weighted	Weighted			Weighted
		Average	Average	Aggregate		Average	Aggregate
Exercise		Remaining	Exercise	Intrinsic		Exercise	Intrinsic
Price (A$)	Number	Life (in Years)	Price (A$)	Value	Number	Price (A$)	Value (A$)
5.99	903,250	2.7	5.99	1,526,493	903,250	5.99	1,526,493
6.30	93,000	2.9	6.30	128,340	93,000	6.30	128,340
6.38	1,482,235	5.7	6.38	1,926,906	1,482,235	6.38	1,926,906
6.45	191,000	0.7	6.45	234,930	191,000	6.45	234,930
7.05	1,479,250	1.7	7.05	931,928	1,479,250	7.05	931,928
7.83	1,016,000	5.4	7.83	—	908,358	7.83	—
8.40	2,027,305	4.6	8.40	—	2,027,305	8.40	—
8.90	1,878,100	3.7	8.90	—	1,878,100	8.90	—
9.50	15,000	3.9	9.50	—	15,000	9.50	—

Total	9,085,140	3.9	7.59	4,748,597	8,977,498	7.59	4,748,597

The aggregate intrinsic value in the preceding table represents the total pre-tax intrinsic value based on stock options with an exercise price less than the Company’s closing stock price of A$7.68 as of 31 March 2012, which would have been received by the option holders had those option holders exercised their options as of that date.

Restricted Stock

The Company estimates the fair value of restricted stock units on the date of grant and recognises this estimated fair value as compensation expense over the periods in which the restricted stock vests.

The following table summarises the Company’s restricted stock activity during the noted period:

		Weighted
		Average Fair
		Value at Grant
	Shares	Date (US$)
Non-vested at 31 March 2010	4,736,721	4.57

Granted	2,107,077	6.11
Vested	(970,793)	3.90
Forfeited	(760,910)	4.60

Non-vested at 31 March 2011	5,112,095	4.52

Granted	1,303,209	4.92
Vested	(2,527,601)	3.13
Forfeited	(210,192)	5.35

Non-vested at 31 March 2012	3,677,511	5.57

FY 2012 Irish Statutory Accounts	89

James Hardie Industries SE

Notes to Consolidated Financial Statements (continued)

Restricted Stock – service vesting

The Company granted restricted stock units with a service vesting condition to employees as follows:

		Restricted
		Stock Units
Grant Date	Equity Award Plan	Granted
17 June 2008	2001 Equity Incentive Plan	698,440
15 September 2008	Long-Term Incentive Plan	201,324
17 December 2008	2001 Equity Incentive Plan	992,271
29 May 2009	Long-Term Incentive Plan	1,066,595
7 December 2009	2001 Equity Incentive Plan	278,569
7 December 2010	2001 Equity Incentive Plan	348,426
7 December 2011	2001 Equity Incentive Plan	281,556
5 March 2012	2001 Equity Incentive Plan	3,802

		3,870,983

On 30 May 2011, 925,024 restricted stock units (service vesting) that were previously granted on 29 May 2009 became fully vested and the underlying common stock was issued.

On 7 December 2011, 81,619 and 55,404 restricted stock units (service vesting) that were previously granted on 7 December 2010 and 2009, respectively, became fully vested and the underlying common stock was issued.

On 17 December 2011, 316,283 restricted stock units (service vesting) that were previously granted on 17 December 2008 became fully vested and the underlying common stock was issued.

In addition, 281,556 restricted stock units (service vesting) were granted to employees on 7 December 2011 under the 2001 Equity Incentive Plan. The fair value of each restricted stock unit (service vesting) is equal to the market value of the Company’s common stock on the date of grant, adjusted for the fair value of estimated dividends as the restricted stock holder is not entitled to dividends over the vesting period.

Restricted Stock – performance vesting

On 7 June 2011 and 2010, the Company granted 63,146 and 807,457 restricted stock units, respectively, with a performance vesting condition under the 2006 Long-Term Incentive Plan (LTIP) to senior executives and managers of the Company. The vesting of the restricted stock units is deferred for two years and the amount of restricted stock units that will vest at that time is dependent on the Scorecard rating of each of the award recipients. The scorecard reflects a number of key qualitative and quantitative performance objectives and the outcomes the Board expects to see achieved at the end of the performance period.

When the scorecard is applied at the vesting date, the award recipients may receive all, some, or none of their awards. The scorecard can only be applied by the Board to exercise discretion at the percentage of restricted stock units that will vest. The scorecard may not be applied to enhance the maximum award that was originally granted to the award recipient.

FY 2012 Irish Statutory Accounts	90

James Hardie Industries SE

Notes to Consolidated Financial Statements (continued)

The fair value of each restricted stock unit (performance vesting) is adjusted for changes in JHI SE’s common stock price at each balance sheet date until the scorecard is applied at the vesting date.

Restricted Stock – market condition

Under the terms of the LTIP, the Company granted 954,705 and 951,194 restricted stock units (market condition) to senior executives on 15 September 2011 and 2010, respectively. The vesting of these restricted stock units is subject to a market condition as outlined in the LTIP.

The fair value of each of these restricted stock units (market condition) granted under the LTIP is estimated using a binomial lattice model that incorporates a Monte Carlo Simulation (the “Monte Carlo method”). The following table includes the assumptions used for restricted stock grants (market condition) valued during the years ended 31 March 2012 and 2011:

Date of grant	15 Sep 2011	15 Sep 2010
Dividend yield (per annum)	2.0%	0.0%
Expected volatility	51.9%	50.6%
Risk free interest rate	1.0%	1.5%
Expected life in years	3.0	3.0
JHX stock price at grant date (A$)	5.64	5.94
Number of restricted stock units	954,705	951,194

On 15 September 2011, 760,037 restricted stock units (market condition) that were previously granted on 15 September 2008 became fully vested and the underlying common stock was issued.

On 17 December 2011, 385,288 restricted stock units (market condition) that were previously granted on 17 December 2008 became fully vested and the underlying common stock was issued.

Scorecard LTI – Cash Settled Units

Under the terms of the LTIP, the Company granted awards equivalent to 716,536 and 821,459 Scorecard LTI units during the years ended 31 March 2012 and 2011, respectively, which provide recipients a cash incentive based on JHI SE’s common stock price on the vesting date. The vesting of awards is measured on individual performance conditions based on certain performance measures. Compensation expense recognised for awards are based on the fair market value of JHI SE’s common stock on the date of grant and recorded as a liability. The expense is recognised ratably over the vesting period and the liability is adjusted for subsequent changes in JHI SE’s common stock price at each balance sheet date.

Cash Settled Units

The Company granted 2,488 and 450 cash settled units (service vesting) to employees during the years ended 31 March 2012 and 2011, respectively, under the 2001 Equity Incentive Plan. Compensation expense recognised for awards are based on the fair value of JHI SE’s common stock on the date of grant and recorded as a liability. The liability is adjusted for subsequent changes in JHI SE’s common stock price at each balance sheet date.

FY 2012 Irish Statutory Accounts	91

James Hardie Industries SE

Notes to Consolidated Financial Statements (continued)

17.	Capital Management and Dividends

On 17 May 2011, the Company announced a share buyback program to acquire up to 5% of its issued capital during the subsequent twelve month period. The Company acquired approximately 3.4 million shares of its common stock during the year ended 31 March 2012.

The acquired shares had an aggregate cost of A$19.1 million (US$19.0 million) and the average price paid per share of common stock was A$5.59 (US$5.55). The US dollar amount was determined using the weighted average spot exchange rates for the days on which shares were acquired. All acquired shares were officially cancelled prior to 31 March 2012.

The total shares of common stock acquired by the Company under its share buyback program to date represent 0.8% of the Company’s issued capital.

On 23 January 2012, the Company paid an interim ordinary dividend to shareholders of US4.0 cents per security. The total amount of the dividend was US$17.4 million.

On 18 May 2012, the Company announced a final dividend of US38.0 cents per security. The dividend was declared in United States currency and will be paid on 23 July 2012, with a record date of 29 June 2012.

18.	Operating Segment Information and Concentrations of Risk

The Company has reported its operating segment information in the format that the operating segment information is available to and evaluated by senior management. USA and Europe Fibre Cement manufactures fibre cement interior linings, exterior siding products and related accessories in the United States; these products are sold in the United States, Canada and Europe. Asia Pacific Fibre Cement includes all fibre cement manufactured in Australia, New Zealand and the Philippines and sold in Australia, New Zealand, Asia, the Middle East (Israel, Kuwait, Qatar and United Arab Emirates), and various Pacific Islands. Research and Development represents the cost incurred by the research and development centres.

Operating Segments

The following are the Company's operating segments and geographical information:

	Net Sales to Customers [1] Years ended 31 March
(Millions of US dollars)	2012	2011
USA & Europe Fibre Cement	$862.0	$814.0
Asia Pacific Fibre Cement	375.5	353.0

Worldwide Total	$1,237.5	$1,167.0

FY 2012 Irish Statutory Accounts	92

James Hardie Industries SE

Notes to Consolidated Financial Statements (continued)

	Income Before Income Taxes Years Ended 31 March
(Millions of US dollars)	2012	2011
USA & Europe Fibre Cement2, [3]	148.4	160.3
Asia Pacific Fibre Cement[2]	80.3	79.4
Research and Development[2]	(20.7)	(20.1)

Segments total	208.0	219.6
General Corporate[4]	(52.5)	(114.9)

Total operating income	155.5	104.7
Net interest expense[5]	(7.4)	(4.4)
Other income (expense)	3.0	(3.7)

Worldwide total	$151.1	$96.6

	Total Identifiable Assets 31 March
(Millions of US dollars)	2012	2011
USA & Europe Fibre Cement	$749.1	$752.0
Asia Pacific Fibre Cement	238.4	235.0
Research and Development	15.6	14.4

Segments total	1,003.1	1,001.4
General Corporate6, [7]	1,306.9	959.2

Worldwide total	$2,310.0	$1,960.6

	Net Sales to Customers [1] Years ended 31 March
(Millions of US dollars)	2012	2011
USA	$833.9	$789.2
Australia	282.4	266.4
New Zealand	54.4	52.9
Other Countries	66.8	58.5

Worldwide total	$1,237.5	$1,167.0

FY 2012 Irish Statutory Accounts	93

James Hardie Industries SE

Notes to Consolidated Financial Statements (continued)

	Total Identifiable Assets 31 March
(Millions of US dollars)	2012	2011
USA	$748.5	$752.1
Australia	160.5	155.5
New Zealand	43.7	45.8
Other Countries	50.4	48.0

Segments total	1,003.1	1,001.4
General Corporate6, [7]	1,306.9	959.2

Worldwide total	$2,310.0	$1,960.6

[1]	Export sales and inter-segmental sales are not significant.
[2]

Research and development costs of US$10.1 million and US$9.7 million in fiscal years 2012 and 2011, respectively, were expensed in the USA and Europe Fibre Cement segment. Research and development costs of US$1.6 million and US$1.4 million in fiscal years 2012 and 2011, respectively, were expensed in the Asia Pacific Fibre Cement segment. Research and development costs of US$18.7 million and US$16.9 million in fiscal years 2012 and 2011, respectively, were expensed in the Research and Development segment. The Research and Development segment also included selling, general and administrative expenses of US$2.0 million and US$3.2 million in fiscal years 2012 and 2011, respectively.

Research and development expenditures are expensed as incurred and in total amounted to US$30.4 million and US$28.0 million for the years ended 31 March 2012 and 2011, respectively.

[3]	Included in the USA and Europe Fibre Cement segment for the year ended 31 March 2012 is an impairment charge of US$14.3 million.
[4]

The principal components of General Corporate are officer and employee compensation and related benefits, professional and legal fees, administrative costs, and rental expense net of rental income on the Company’s corporate offices. Included in General Corporate for the year ended 31 March 2012 are unfavourable asbestos adjustments of US$15.8 million, AICF SG&A expenses of US$2.8 million and ASIC expenses of US$1.1 million. Included in General Corporate for the year ended 31 March 2011 are unfavourable asbestos adjustments of US$85.8 million, AICF SG&A expenses of US$2.2 million and a net benefit of US$8.7 million related to the ASIC proceedings.

[5]

The Company does not report net interest expense for each operating segment as operating segments are not held directly accountable for interest expense. Included in net interest (expense) income is AICF interest income of US$3.3 million and US$4.3 million in fiscal years 2012 and 2011, respectively. See Note 11.

[6]

The Company does not report deferred tax assets and liabilities for each operating segment as operating segments are not held directly accountable for deferred income taxes. All deferred income taxes are included in General Corporate.

[7]	Asbestos-related assets at 31 March 2012 and 2011 are US$825.2 million and US$819.7 million, respectively, and are included in the General Corporate segment.

FY 2012 Irish Statutory Accounts	94

James Hardie Industries SE

Notes to Consolidated Financial Statements (continued)

Concentrations of Risk

The distribution channels for the Company’s fibre cement products are concentrated. If the Company were to lose one or more of its major customers, there can be no assurance that the Company will be able to find a replacement. Therefore, the loss of one or more customers could have a material adverse effect on the Company’s consolidated financial position, results of operations and cash flows.

The Company has two major customers that individually account for over 10% of the Company’s net sales in one or all of the past three fiscal years.

These two customers’ accounts receivable represented 21% and 20% of the Company’s trade accounts receivable at 31 March 2012 and 2011, respectively. The following are gross sales generated by these two customers, which are all from the USA and Europe Fibre Cement segment:

	Years Ended 31 March
(Millions of US dollars)	2012		2011
		%		%
Customer A	$207.4	16.8%	$208.9	17.9%
Customer B	135.7	11.0%	134.0	11.5%

	$343.1		$342.9

Approximately 33% of the Company’s fiscal year 2012 net sales were derived from outside the United States. Consequently, changes in the value of foreign currencies could significantly affect the consolidated financial position, results of operations and cash flows of the Company’s non-US operations on translation into US dollars.

19.	Other reserves

Other Reserves consists of the following components:

	31 March
(Millions of US dollars)	2012	2011
Pension and post-retirement benefit adjustments	$(0.3)	$(0.3)
Unrealised gain on investments	2.6	2.5
Foreign currency translation adjustments	47.1	53.0

Total Other Reserves	$49.4	$55.2

20.	Acquisitions

In March 2012, the Company entered into an agreement to acquire the assets of a US business engaged in the pultrusion of fibreglass profiles. The Company made a deposit on the acquisition of US$14.4 million during the fourth quarter of the 2012 financial year. The deposit is reflected within other non-current assets on the Consolidated Balance Sheet at 31 March 2012. The acquisition was completed during the

FY 2012 Irish Statutory Accounts	95

James Hardie Industries SE

Notes to Consolidated Financial Statements (continued)

first quarter of the 2013 fiscal year. Accordingly, the Company expects to recognise a preliminary allocation of the estimated purchase consideration in its condensed consolidated financial statements as of and for the three months ending 30 June 2012.

21.	Other income (expense)

Other income (expense) consists of the following components

	Years Ended 31 March
Millions of US dollars	2012	2011
Unrealised gain (loss) on interest rate swap	$3.0	$(3.8)
Other	—	0.1

Other income (expense)	$3.0	$(3.7)

22.	Debtors

(Millions of US dollars)	Notes	2012	2011
Amounts falling due within one year:
Accounts and other receivables, net of allowance for doubtful accounts of $2.3 million and $2.7 million as of 31 March 2012 and 2011, respectively		$137.7	$138.1
Prepaid expenses and other current assets		18.8	31.6
Insurance receivables—Asbestos	11	19.9	13.7
Workers’ compensation—Asbestos	11	0.5	0.3
Deferred income taxes	15	15.9	21.1
Deferred income taxes—Asbestos	11, 15	23.0	10.5

		215.8	215.3

Amounts falling due after more than one year:
Insurance receivable—Asbestos	11	208.6	188.6
Workers’ compensation—Asbestos	11	83.4	90.4
Deferred income taxes	15	11.1	27.3
Deferred incomes taxes—Asbestos	11, 15	421.5	451.4
Other assets		40.8	32.6

		765.4	790.3

Total		$981.2	$1,005.6

FY 2012 Irish Statutory Accounts	96

James Hardie Industries SE

Notes to Consolidated Financial Statements (continued)

23.	Investments

Investments consist of the following components:

		31 March
(Millions of US dollars)	Note	2012	2011
Amounts falling due within one year:
Restricted cash and cash equivalents	4	$140.4	$0.8
Restricted cash and cash equivalents—Asbestos	11	59.0	56.1
Restricted short-term investments—Asbestos[1]	11	6.0	5.8

		205.4	62.7

Amounts falling due after more than one year:
Restricted cash and cash equivalents	4	3.5	4.5

Total		$208.9	$67.2

[1]	All investments are listed on the Australian Securities Exchange and are marked-to-market. See Note 11 for additional information.

24.	Creditors

		31 March
(Millions of US dollars)	Notes	2012	2011
Amounts falling due within one year:
Accounts payable and accrued liabilities	8	$92.6	$106.4
Accrued payroll and employee benefits		45.4	40.9
Income taxes payable		81.7	3.9
Deferred tax liability	15	—	32.6
Other liabilities		19.3	21.2

		239.0	205.0

Amounts falling due after more than one year:
Australian Taxation Office—amended assessment		—	190.4
Other liabilities		39.7	37.6

		39.7	228.0

Total		$278.7	$433.0

FY 2012 Irish Statutory Accounts	97

James Hardie Industries SE

Notes to Consolidated Financial Statements (continued)

25.	Called up share capital

At 31 March 2012 and 2011, the Company had 2.0 billion shares of common stock at Euro 0.59 par value authorised. The amount of common stock issued at 31 March 2012 and 2011 was 437,175,963 shares and 436,386,587 shares, respectively.

During fiscal year 2012, the Company issued 4.2 million shares under incentive plans and acquired 3.4 million shares related to the Company’s share buyback plan. The acquired shares had an aggregate cost of US$19.0 million and represented 0.8% of the Company’s issued capital. All acquired shares were officially cancelled prior to 31 March 2012.

See Note 17 and the Consolidated Reconciliation of Movement in Shareholders’ Equity for additional details.

26.	Employees

The average number of persons employed by the Company, excluding non-executive directors, during each fiscal year was as follows:

	Years Ended 31 March
	2012	2011
USA and Europe Fibre Cement	1,628	1,629
Asia Pacific Fibre Cement	812	768
Research and Development	128	107
Corporate	36	36

	2,604	2,540

Employee costs during each fiscal year consist of the following:

	Years Ended 31 March
(Millions of US dollars)	2012	2011
Wages and salaries	$182.9	$167.7
Equity Awards	11.1	11.3
Social security costs	15.9	14.3
Pension and postretirement costs	10.1	8.8

	$220.0	$202.1

FY 2012 Irish Statutory Accounts	98

James Hardie Industries SE

Notes to Consolidated Financial Statements (continued)

27.	Directors’ Remuneration

The Managing Board was in existence until 17 June 2010, when it ceased to exist. Members of the Supervisory Board immediately prior to the Re-domicile to Ireland, plus the Company’s Chief Executive Officer (“CEO”), Mr Louis Gries, joined the single-tier Board.

Mr Gries was paid US$143,325 and US$102,375 for his services on the JHI SE Board in fiscal years 2012 and 2011, respectively, and these director fees were deducted from the base salary paid to Mr Gries. Mr Gries, Mr Chenu and Mr Cox (the former members of the Managing Board) were not compensated for their service as Managing Board directors in fiscal year 2011.

Directors’ remuneration is set forth in the table below.

	Years Ended 31 March
(In US dollars)	2012	2011
Managerial Services[1]	$9,300,005	$7,533,402
Director Services[2]	1,516,883	1,363,507

	$10,816,888	$8,896,909

[1]

Includes cash payments, non-cash benefits (examples include medical and life insurance benefits, car allowances, membership in executive wellness programs, long service leave, financial planning and tax services), 401(K) benefits, amounts expensed for outstanding equity awards and expatriate benefits.

[2]

Includes base, Chairman, Deputy Chairman, Committee Chairman and service as a non-executive member of certain subsidiary boards, Due Diligence Committee attendance fees and cost of non-employee directors’ fiscal compliance in The Netherlands, other costs connected with Board-related events and proportion of CEO’s remuneration paid as fees for his service on the JHI SE Board.

Amount includes compensation for all non-executive directors in their capacities in addition to Mr Gries’ service in fiscal years 2012 and 2011 on the JHI SE Board as discussed above.

Employment Agreement with Mr Gries

Mr Gries is the only director with an employment agreement. Details of the terms of Mr Gries’ employment contract are as follows:

FY 2012 Irish Statutory Accounts	99

James Hardie Industries SE

Notes to Consolidated Financial Statements (continued)

Details of the terms of the CEO’s employment contract are as follows:

Components	Details

Length of contract	Indefinite. The CEO is an ‘at-will’ employee.

Base salary	US$950,000 for fiscal year 2012 and 2013. Salary reviewed annually by the Board and there will be no base salary increase for fiscal year 2013.

Short-term incentive (“STI”)	STI target is 125% of annual base salary for fiscal year 2012 and 2013. The quantum of STI target is reviewed annually by the Board in May.

The Remuneration Committee recommends the Company’s and CEO’s performance objectives, and the performance against these objectives, to the Board for approval. The CEO’s short-term incentive is calculated under the EIP and the IP Plan.

Long-term incentive (“LTI”)	On the approval of shareholders, a LTI incentive will be granted each year. The recommended value of LTI to be granted will be appropriate for this level of executive in the US. For fiscal year 2012 and 2013, the LTI target is unchanged at US$3.1 million.

Defined Contribution Plan	The CEO may participate in the US 401(k) defined contribution plan up to the annual US Internal Revenue Service (IRS) limit. The Company will match the CEO’s contributions into the plan up to the annual IRS limit.

Resignation	The CEO may cease employment with the Company by providing written notice. If the CEO retires with the approval of the Board then his unvested RSUs and awards will not be forfeited and will be held until the next test date.

Termination by James Hardie	The Company may terminate the CEO’s employment for cause or not for cause. If the Company terminates the CEO’s employment, not for cause, or the CEO terminates his employment “for good reason” the Company will pay the following:

(a) amount equivalent to 1.5 times the CEO’s annual base salary at the time of termination; and

(b) amount equivalent to 1.5 times the CEO’s average STI actually paid in up to the previous three fiscal years as CEO; and

(c) continuation of health and medical benefits at the Company’s expense for the duration of the consulting agreement referenced below; and

Post-termination Consulting	The Company will request the CEO, and the CEO will agree, to consult to the Company upon termination for a minimum of two years, as long as the CEO maintains the Company’s non-compete and confidentiality agreements and executes a release of claims following the effective date of termination. Under the consulting agreement, the CEO will receive the annual base salary and annual target incentive in exchange for this consulting and non-compete. Under the terms of equity incentive grants made to the CEO under the LTIP, the CEO’s outstanding options will not expire during any post-termination consulting period. In addition, in the event of an agreed separation or agreed retirement, his unvested restricted stock units and awards will not be

FY 2012 Irish Statutory Accounts	100

James Hardie Industries SE

Notes to Consolidated Financial Statements (continued)

automatically forfeited. This arrangement is a standard arrangement for US executives and the Board considers that it is an appropriate restraint for Mr Gries given his intimate involvement in developing the Company’s fibre cement business in the United States over the past 21 years.

Until the Company moved our corporate domicile to Ireland, the CEO was on international assignment in The Netherlands. During the time of his international assignment, his employment contract provided for the Company to cover the extra personal tax burden imposed by residency in The Netherlands (tax equalisation) and the cost of filing income tax returns in The Netherlands.

The CEO also receives ‘Other’ benefits for the senior executives as described below.

Other	Health, Welfare and Vacation Benefits: Eligible to receive all health, welfare and vacation benefits offered to all US employees and also eligible to participate in the Company’s Executive Health and Wellness program.

Business Expenses: Senior executives are entitled to receive reimbursement for all reasonable and necessary travel and other business expenses incurred or paid in connection with the performance of services under their employment.

Automobile: The Company will either lease an automobile for business and personal use by the senior executive, or, in the alternative, the executive will be entitled to an automobile lease allowance not to exceed US$750 per month.

Financial Planning: The Company will reimburse senior executives for financial planning expenses incurred by the senior executive (including preparation of tax returns) up to a specified sum.

FY 2012 Irish Statutory Accounts	101

James Hardie Industries SE

Notes to Consolidated Financial Statements (continued)

28.	Auditors’ Remuneration

Fees paid to our independent registered public accounting firm for services provided for fiscal years 2012 and 2011 were as follows:

	Years Ended 31 March
	2012	2011
(Millions of US dollars)
Audit Fees[1]	$2.6	$2.7
Audit-Related Fees[2]	0.1	0.3

[1]

Audit Fees include the aggregate fees for professional services rendered by our independent registered public accounting firm. Professional services include the audit of our annual financial statements and services that are normally provided in connection with statutory and regulatory filings.

[2]

Audit-Related Fees include the aggregate fees billed for assurance and related services rendered by our independent registered public accounting firm. Our independent registered public accounting firm did not engage any temporary employees to conduct any portion of the audit of our financial statements for the fiscal years ended 31 March 2012 and 2011.

Our independent registered public accounting firm did not receive any fees for non-audit services or tax advisory services in fiscal year 2012 or 2011.

29.	Related Party Transactions

Payments Made to Directors and Director Related Entities of JHI SE during the Year

Brian Anderson is a director of Pulte Homes, a home builder in the United States. Pulte Homes does not buy any James Hardie products directly from the Company, although it does buy a small amount of James Hardie products through the Company’s customers. Pulte Homes receives a rebate from the Company or the Company’s suppliers in respect of some of its purchases in accordance with a rebate program applicable to similar home builders.

David Dilger is a director of a number of James Hardie’s subsidiaries and receives directors’ fees for such service approved by the Board of James Hardie Industries SE.

Any transactions mentioned above were conducted on an arms-length basis and in accordance with normal terms and conditions and were not material to any of the companies listed above or to James Hardie. The rebate program existed and was disclosed to the Board before Mr Anderson became a director. It is not considered that Mr Anderson had any influence over these transactions.

30.	Subsequent Events

On 18 May 2012, the Company declared a dividend to shareholders of US$38.0 cents per security.

FY 2012 Irish Statutory Accounts	102

James Hardie Industries SE

Notes to Consolidated Financial Statements (continued)

31.	Subsidiary Undertakings

The Company’s subsidiaries are listed below. Unless noted herein, all subsidiaries are wholly owned by JHI SE, either directly or indirectly as of 31 March 2012.

Country of
Name	Nature of Business	Registered Address	Incorporation
Ajempa Holdings Inc. (Minority Interest of	Trading	Unit 1810 Cityland 10 Tower 1, 6815 H.V. de	Philippines
40%)		la Costa St. cor. Ayala Avenue Makati City,
Philippines
CGC Products LLC	Research and	231 South La Salle Streeet, Suite 2000,	USA
	development	Chicago IL 60604
James Hardie 117 Pty Ltd	Non-operating	Level 3, 22 Pitt Street, Sydney NSW 2000,	Australia
Australia
James Hardie Aust Holdings Pty Ltd	Holding	Level 3, 22 Pitt Street, Sydney NSW 2000,	Australia
Australia
James Hardie Aust Investments No 1 Pty Ltd	Holding	Level 3, 22 Pitt Street, Sydney NSW 2000,	Australia
(in liquidation)		Australia
James Hardie Austgroup Pty Ltd	Holding	Level 3, 22 Pitt Street, Sydney NSW 2000,	Australia
Australia
James Hardie Australia Finance Pty Ltd	Non-operating	Level 3, 22 Pitt Street, Sydney NSW 2000,	Australia
Australia
James Hardie Australia Management Pty Ltd	Trading	Level 3, 22 Pitt Street, Sydney NSW 2000,	Australia
Australia
James Hardie Australia Pty Ltd	Trading and	Level 3, 22 Pitt Street, Sydney NSW 2000,	Australia
	Manufacturing	Australia
James Hardie Bâtiment Sas	Trading	6, Place de la Madeleine, 75008 Paris,	France
France
James Hardie Bauprodukte GmbH	Trading	Barckhausstraße 16, 60325 Frankfurt am	Germany
Main, Germany
James Hardie Building Products Canada Inc	Trading	c/o McMillan LLP, Brookfield Place, 181 Bay	Canada
Street, Suite 4400 Toronto, Ontario, Canada
M5J 2T3
James Hardie Building Products Inc	Trading and	26300 La Alameda, Suite 400, Mission	USA
	Manufacturing	Viejo, CA 92691
James Hardie Europe BV	Trading	Gustav Mahlerlaan 42, 1082 MC	Netherlands
Amsterdam, The Netherlands
James Hardie Finance Holdings 1 Limited	Inactive subsidiary	c/o Conyers Dill and Pearman, Clarendon House, 2 Church Street, Hamilton HM11, Bermuda	Bermuda
James Hardie Finance Holdings 2 Limited	Inactive subsidiary	c/o Conyers Dill and Pearman, Clarendon House, 2 Church Street, Hamilton HM11, Bermuda	Bermuda
James Hardie Holdings Limited	Holding	Second Floor, Europa House, Harcourt	Ireland
Centre, Harcourt Street, Dublin 2, Ireland
James Hardie Insurance Ltd	Insurance	Mill Court, La Charroterie, St. Peter Port,	Guernsey
Guernsey, Channel Islands
James Hardie International Finance Limited	Treasury	Second Floor, Europa House, Harcourt	Ireland
Centre, Harcourt Street, Dublin 2, Ireland
James Hardie International Group Limited	Non-operating	Second Floor, Europa House, Harcourt	Ireland
Centre, Harcourt Street, Dublin 2, Ireland
James Hardie International Holdings plc	Holding	Second Floor, Europa House, Harcourt	Ireland
Centre, Harcourt Street, Dublin 2, Ireland
James Hardie New Zealand Ltd	Trading and Manufacturing	c/o Chapman Tripp, Level 35, 23-29 Albert Street, Auckland, New Zealand	New Zealand
James Hardie NTL1 Ltd	Non-trading	c/o Conyers Dill and Pearman, Clarendon	Bermuda
House, 2 Church Street, Hamilton HM11,
Bermuda

FY 2012 Irish Statutory Accounts	103

James Hardie Industries SE

Notes to Consolidated Financial Statements (continued)

Name	Nature of Business	Registered Address	Country of Incorporation
James Hardie NTL2 Ltd	Non-trading	c/o Conyers Dill and Pearman, Clarendon	Bermuda
House, 2 Church Street, Hamilton HM11,
Bermuda
James Hardie NTL3 Ltd	Non-trading	c/o Conyers Dill and Pearman, Clarendon House, 2 Church Street, Hamilton HM11, Bermuda	Bermuda
James Hardie NV	Holding	Gustav Mahlerlaan 42, 1082 MC	Netherlands
Amsterdam, The Netherlands
James Hardie NZ Holdings	Holding	c/o Chapman Tripp, Level 35, 23-29 Albert Street, Auckland, New Zealand	New Zealand
James Hardie NZ Holdings Limited	Inactive subsidiary	c/o Conyers Dill and Pearman, Clarendon House, 2 Church Street, Hamilton HM11, Bermuda	Bermuda
James Hardie Philippines Inc	Trading and	Brgy. San Isidro, Cabuyao, Laguna 4025,	Philippines
	Manufacturing	Philippines
James Hardie Research (Holdings) Pty Ltd	Holding	Level 3, 22 Pitt Street, Sydney NSW 2000,	Australia
Australia
James Hardie Research Pty Ltd	Research and	Level 3, 22 Pitt Street, Sydney NSW 2000,	Australia
	development	Australia
James Hardie Technology Holdings Limited	Non-operating	c/o Conyers Dill and Pearman, Clarendon House, 2 Church Street, Hamilton HM11, Bermuda	Bermuda
James Hardie Technology Limited	Intellectual Property	c/o Conyers Dill and Pearman, Clarendon House, 2 Church Street, Hamilton HM11, Bermuda	Bermuda
James Hardie US Investments Sierra LLC	Holding	26300 La Alameda, Suite 400, Mission	USA
Viejo, CA 92691
JH FG Assembly LLC	Trading	231 South La Salle Streeet, Suite 2000,	USA
Chicago IL 60604
JH Building Products Ltd.	Trading	7, Albermarle Street, London W!S 4HQ,	United
		United Kingdom	Kingdom
Razor Composites LLC (formerly known as	Trading	231 South La Salle Streeet, Suite 2000,	USA
JH FG Pultrusion LLC)		Chicago IL 60604
JH Research USA, LLC	Research and	231 South La Salle Streeet, Suite 2000,	USA
	development	Chicago IL 60604
JH U.S. Holdings, Inc	Holding	26300 La Alameda, Suite 400, Mission	USA
Viejo, CA 92691
NV Technology Holdings, A Limited Partnerhship	Intellectual Property	Level 29, 530 Collins Street, Melbourne, VIC 3000, Australia	Australia
RCI Holdings Pty Ltd.	Holding	Level 3, 22 Pitt Street, Sydney NSW 2000, Australia	Australia
RCI Pty Ltd	Non-operating	Level 3, 22 Pitt Street, Sydney NSW 2000,	Australia
Australia
Studorp Ltd	Trading	c/o Chapman Tripp, Level 35, 23-29 Albert Street, Auckland, New Zealand	New Zealand
Victorville Industrial Minerals LLC	Inactive subsidiary	26300 La Alameda, Suite 400, Mission Viejo, CA 92691	USA

32. Profit Attributable to James Hardie Industries SE

In accordance with Section 148(8) of the Companies Act, 1963 and Section 7(1A) of the Companies (Amendment) Act, 1986, the Company is availing of the exemption from presenting the individual profit and loss account to the annual general meeting and from filing it with the Registrar of Companies. James

FY 2012 Irish Statutory Accounts	104

James Hardie Industries SE

Notes to Consolidated Financial Statements (continued)

Hardie Industries SE’s profit for the year ended 31 March 2012 was US$928.0 million (2011: loss of US$362.2 million).

33. General information

Registered No.

485719

Registered Office

Europa House

2nd Floor Harcourt Centre

Harcourt Street

Dublin 2, Ireland

Non-Executive Directors

Michael Hammes (Chairman)

Donald McGauchie

Brian Anderson

David Dilger

David Harrison

Alison Littley

James Osborne

Rudy van der Meer

Executive Director

Louis Gries

Registered Auditors

Ernst & Young

Harcourt Centre

Harcourt Street

Dublin 2, Ireland

Solicitors

Arthur Cox

Earlsfort Centre

Earlsfort Terrace

Dublin 2, Ireland

Company Secretary

Marcin Firek

FY 2012 Irish Statutory Accounts	105

James Hardie Industries SE

Glossary of Abbreviations and Terms

Glossary of abbreviations and terms

Non-financial terms

ADS	American Depositary Share
AFFA	Amended and Restated Final Funding Agreement, as amended from time to time
AICF	Asbestos Injuries Compensation Fund
ASIC	Australian Securities and Investments Commission
ATO	Australian Taxation Office
CEO	Chief Executive Officer
CHESS	Clearing House Electronic Subregister System
CUFS	CHESS Units of Foreign Securities
GIC	General Interest Charge
IRS	United States Internal Revenue Service
KPMG Actuarial	KPMG Actuarial Pty Limited
LIBOR	London Interbank Offered Rate
NBSK	Northern Bleached Softwood Kraft, the Company’s benchmark grade of pulp
NSW	New South Wales
RSU	Restricted Stock Unit
SEC	United States Securities and Exchange Commission

Former James Hardie Companies – Consists of Amaca Pty Ltd, Amaba Pty Ltd and ABN 60 Pty Ltd.

Sales volume

mmsf – million square feet, where a square foot is defined as a standard square foot of 5/16” thickness.

msf – thousand square feet, where a square foot is defined as a standard square foot of 5/16” thickness.

Financial measures – Irish Company Law equivalents

Net sales – is equivalent to the Irish Company law measure of turnover.

Income (loss) before income taxes – is equivalent to the Irish Company Law measure of Profit (loss) on ordinary activities before taxation.

Income tax expense – is equivalent to the Irish Company Law measure of taxation.

Net loss – is equivalent to the Irish Company Law measure of loss for the financial year.

FY 2012 Irish Statutory Accounts	106

James Hardie Industries SE

Forward-Looking Statements

This report contains forward-looking statements. We may from time to time make forward-looking statements in our periodic reports filed with or furnished to the SEC, on Forms 20-F and 6-K, in our annual reports to shareholders, in offering circulars, invitation memoranda and prospectuses, in media releases and other written materials and in oral statements made by our officers, directors or employees to analysts, institutional investors, existing and potential lenders, representatives of the media and others. Statements that are not historical facts are forward-looking statements and such forward–looking statements are statements made pursuant to the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995.

Examples of forward-looking statements include:

•	statements about our future performance;

•	projections of our results of operations or financial condition;

•	statements regarding our plans, objectives or goals, including those relating to strategies, initiatives, competition, acquisitions, dispositions and/or our products;

•	expectations concerning the costs associated with the suspension or closure of operations at any of our plants and future plans with respect to any such plants;

•	expectations that our credit facilities will be extended or renewed;

•	expectations concerning dividend payments and share buy-backs;

•	statements concerning our corporate and tax domiciles and structures and potential changes to them, including potential tax charges;

•	statements regarding tax liabilities and related audits, reviews and proceedings;

•	statements as to the possible consequences of proceedings brought against us and certain of our former directors and officers by ASIC;

•	expectations about the timing and amount of contributions to AICF, a special purpose fund for the compensation of proven Australian asbestos-related personal injury and death claims;

•	expectations concerning indemnification obligations;

•	statements about product or environmental liabilities; and

•

statements about economic conditions, such as economic or housing recovery, the levels of new home construction and home renovations, unemployment levels, changes in consumer income, changes or stability in housing values, the availability of mortgages and other financing, mortgage and other interest rates, housing affordability and supply, the levels of foreclosures and home resales, currency exchange rates, and builder and consumer confidence.

Words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “aim,” “will,” “should,” “likely,” “continue” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Readers are cautioned not to place undue reliance on these forward-looking statements and all such forward-looking statements are qualified in their entirety by reference to the following cautionary statements.

FY 2012 Irish Statutory Accounts	107

James Hardie Industries SE

Forward-Looking Statements

Forward-looking statements are based on our current expectations, estimates and assumptions and because forward-looking statements address future results, events and conditions, they, by their very nature, involve inherent risks and uncertainties, many of which are unforeseeable and beyond our control. Such known and unknown risks, uncertainties and other factors may cause our actual results, performance or other achievements to differ materially from the anticipated results, performance or achievements expressed, projected or implied by these forward-looking statements. These factors, some of which are discussed under “Principal Risks and Uncertanties”, include, but are not limited to: all matters relating to or arising out of the prior manufacture of products that contained asbestos by current and former James Hardie subsidiaries; required contributions to AICF, any shortfall in AICF and the effect of currency exchange rate movements on the amount recorded in our financial statements as an asbestos liability; governmental loan facility to AICF; compliance with and changes in tax laws and treatments; competition and product pricing in the markets in which we operate; the consequences of product failures or defects; exposure to environmental, asbestos, putative consumer class action or other legal proceedings; general economic and market conditions; the supply and cost of raw materials; possible increases in competition and the potential that competitors could copy our products; reliance on a small number of customers; a customer’s inability to pay; compliance with and changes in environmental and health and safety laws; risks of conducting business internationally; compliance with and changes in laws and regulations; the effect of the transfer of our corporate domicile from The Netherlands to Ireland to become an Irish SE including employee relations, changes in corporate governance and potential tax benefits; currency exchange risks; dependence on customer preference and the concentration of our customer base on large format retail customers, distributors and dealers; dependence on residential and commercial construction markets; the effect of adverse changes in climate or weather patterns; possible inability to renew credit facilities on terms favourable to us, or at all; acquisition or sale of businesses and business segments; changes in our key management personnel; inherent limitations on internal controls; use of accounting estimates; and all other risks identified in our reports filed with Australian, Irish and US securities agencies and exchanges (as appropriate). We caution you that the foregoing list of factors is not exhaustive and that other risks and uncertainties may cause actual results to differ materially from those in forward-looking statements. Forward-looking statements speak only as of the date they are made and are statements of our current expectations concerning future results, events and conditions.

FY 2012 Irish Statutory Accounts	108

James Hardie Industries SE

Company Balance Sheet

		31 March 2012	31 March 2011
ASSETS EMPLOYED	Notes	US$ millions	US$ millions
FIXED ASSETS
Financial assets	3	3,385.3	3,229.3

		3,385.3	3,229.3

CURRENT ASSETS
Debtors	4	150.1	90.9
Cash at bank and in hand		0.1	0.3

		150.2	91.2

CREDITORS
– amounts falling due within one year	7	(9.3)	(55.1)

NET CURRENT ASSETS		140.9	36.1

CREDITORS
– amounts falling due after more than one year	7	(5.2)	(654.8)

NET ASSETS		3,521.0	2,610.6

FINANCED BY

CAPITAL AND RESERVES
Called-up share capital	6	224.0	222.5
Capital redemption reserve	6	1.8	—
Share premium	6	22.1	12.4
Other reserves	6	37.3	31.5
Profit and loss account	6	3,235.8	2,344.2

		3,521.0	2,610.6

Approved by the Board of Directors and signed on its behalf by:

/s/ Michael Hammes	/s/ David Dilger
Michael Hammes	David Dilger
Dublin, Ireland	Dublin, Ireland

28 June 2012

FY 2012 Irish Statutory Accounts	109

James Hardie Industries SE

Notes to Company Balance Sheet

1.	Background and Basis of Presentation

The principal activity of James Hardie Industries SE (“JHISE” or the “Company”) is an investment holding company. JHISE is the ultimate parent company of subsidiaries that manufacture, market and sell fibre cement products and systems for internal and external building construction applications in the United States, Australia, New Zealand, and the Philippines.

In August 2009, the Company’s shareholders approved Stage 1 of a two-stage re-domicile proposal (together, the “Re-domicile”) to change our registered corporate domicile from The Netherlands to the Republic of Ireland. Following this vote, in February 2010, the Company completed its transformation from a public limited liability corporation registered in The Netherlands (“Naamloze Vennootschap” (N.V.)) to a Dutch Societas Europaea (“Dutch SE”) registered in The Netherlands, and accordingly, the legal name of the Company was changed to James Hardie Industries SE. On 2 June 2010, the Company’s shareholders approved Stage 2 of the Re-domicile. Following this vote, on 17 June 2010, the Company changed its registered corporate domicile to Ireland and became subject to Irish law in addition to the Council of the European Union’s Regulation on the Statute for a European Company (“SE Regulations”), relevant European Union Council Regulations and relevant European Union Directives. In addition, the Company continues to operate under the regulatory requirements of numerous jurisdictions and organisations, including the ASX, ASIC, the NYSE, the United States Securities and Exchange Commission, the Irish Takeovers Panel, and various other rulemaking bodies. The Company became Irish tax resident on 29 June 2010.

The financial statements have been prepared under the historical cost convention in accordance with the Companies Acts, 1963 to 2009 and Generally Accepted Accounting Practice in the Republic of Ireland (Irish GAAP). Following the Company’s change in registered domicile from The Netherlands to Ireland in financial year 2011, the Company prepared its parent company financial statements as if it had always prepared its financial statements in accordance with Irish GAAP. The accompanying balance sheet of James Hardie Industries SE is presented on a stand-alone basis, including related party transactions.

2.	Significant Accounting Policies

Investments

Financial fixed assets are stated at cost less provision for permanent diminution in value.

The carrying value of financial fixed assets is reviewed for impairment if events or changes in circumstances indicate that the carrying amount may not be recoverable. Under Irish GAAP, impairment is assessed by comparing the carrying value of an asset with its recoverable amount (being the higher of net realisable value and value in use). Net realisable value is defined as the amount at which an asset could be disposed of net of any direct selling costs. Value in use is defined as the present value of the future cash flows obtainable through continued use of an asset including those anticipated to be realised on its eventual disposal.

FY 2012 Irish Statutory Accounts	110

James Hardie Industries SE

Notes to Company Balance Sheet (continued)

Foreign currency translation

The financial statements are expressed in US dollars (“US$”), the functional currency of the Company. Transactions denominated in foreign currencies have been translated to US$ at the rates of exchange ruling at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated to US$ at the rates of exchange ruling at the balance sheet date. The resulting profits and losses are dealt with in the profit and loss account.

Contingencies

The Company has guaranteed certain liabilities of group companies. Financial guarantees are recognised as financial liabilities at the date it becomes probable that the subsidiary company is no longer able to meet its obligations that gave rise to the guarantee issued by the Company.

Share based payments

The cost of equity-settled transactions with employees is measured by reference to the fair value at the date at which they are granted and is recognised as an expense over the vesting period, which ends on the date on which the relevant employees become fully entitled to the award.

The financial effect of equity awards issued by the parent company to employees of subsidiary undertakings is recognised by the parent company in its individual financial statements. In particular, the parent company records an increase in its investment in subsidiaries with a credit to equity equivalent to the Financial Reporting Standard (“FRS”) 20 cost in the subsidiary undertakings.

Cash flow statement

The Company is availing of the exemption from preparing a cash flow statement under the provision of FRS 1. The cash flows of the Company are included in the group financial statements.

Profit and loss account

In accordance with Section 148(8) of the Companies Act, 1963 and Section 7(1A) of the Companies (Amendment) Act, 1986, the Company is availing of the exemption from presenting the individual profit and loss account to the annual general meeting and from filing it with the Registrar of Companies. The Company’s profit for the year ended 31 March 2012 was US$928.0 million (2011: loss of US$362.2 million).

3.	Financial Fixed Assets

	31 March 2012	31 March 2011
	US$ millions	US$ millions
Shares in group companies (a)	3,385.3	3,229.3

	3,385.3	3,229.3

FY 2012 Irish Statutory Accounts	111

James Hardie Industries SE

Notes to Company Balance Sheet (continued)

(a) Shares in group companies

	Investment in	Capital
	Shares	Contribution	Total
	US$ millions	US$ millions	US$ millions
At 31 March 2010, at cost	418.2	—	418.2

Additions (i)	2,914.8	66.1	2,980.9
Capital contribution in respect of share-based payment transactions	—	5.6	5.6
Impairments (ii)	(175.4)	—	(175.4)

At 31 March 2011, at cost	3,157.6	71.7	3,229.3

Additions (i)	—	—	—
Capital contribution in respect of share-based payment transactions	—	4.4	4.4
Impairments (ii)	(23.8)	—	(23.8)
Write-back of impairments (ii)	175.4	—	175.4
Contribution of investment in James Hardie Research Pty Ltd. to JHHL	—	—	—
Contribution of investment in James Hardie N.V. to JHHL	(72.3)	72.3	—

At 31 March 2012, at cost	3,236.9	148.4	3,385.3

In the opinion of the Directors, the recoverable amount of the investments is not less than the carrying value.

(i) Additions

The Company’s wholly-owned subsidiary, James Hardie International Holdings SE, became a limited company and changed its name to James Hardie International Holdings Limited (“JHIHL”). In June 2010, the Company made a capital contribution in the form of loans receivable in the amount of US$2,914.8 million, which was due from JHIHL. The Company contributed these loans receivable to JHIHL in return for the issuance to it of 100 new ordinary shares in the share capital of JHIHL with a value of US$2,914.8 million.

In March 2011, the Company made an unconditional capital contribution in the amount of US$66.1 million to JHIHL in the form of promissory notes in the same amount receivable from another group company, James Hardie International Finance Limited (“JHIFL”).

In October 2011, the Company subscribed for 10,000 new ordinary shares in James Hardie International Group Limited (“JHIGL”) with a nominal value of US$1.00 per share.

FY 2012 Irish Statutory Accounts	112

James Hardie Industries SE

Notes to Company Balance Sheet (continued)

In March 2012, the Company contributed its shares in James Hardie Research Pty Ltd. and James Hardie N.V. to James Hardie Holdings Limited (“JHHL”) in the amount of US$72.3 million as an unconditional capital contribution.

(ii) Impairments

During 2007, the Company made an investment in its subsidiary, RCI Holdings Pty Ltd (“RCI”) in the amount representing a 50% payment to the Australian Taxation Office (“ATO”) of an amended tax assessment based on the ATO’s calculation of RCI’s net capital gains arising as a result of an internal corporate restructuring carried out in 1998. At that time, RCI determined that it was more likely than not, based on the merits of the case and the advice of legal counsel and tax consultants, that RCI would ultimately prevail on appeal of the amended assessment. Accordingly, the Company deemed that the carrying value of its investment in RCI was ultimately recoverable.

On 1 September 2010, the Federal Court of Australia dismissed RCI’s appeal of the ATO’s amended assessment. As a result of the decision of the Federal Court of Australia, the Company recognised an impairment charge for the full carrying value of its investment in RCI of US$175.4 million as it deemed the carrying value of its investment in RCI was no longer recoverable.

RCI appealed the Federal Court’s judgment to the Full Court of the Federal Court of Australia. RCI’s appeal was heard in May 2011. On 22 August 2011, the Full Federal Court upheld RCI’s appeal, ordered that RCI’s objection be allowed in full and awarded RCI costs.

Subsequently, on 19 September 2011, the ATO filed an application for special leave to appeal the Full Federal Court’s decision to the High Court of Australia. On 10 February 2012, the High Court refused to grant special leave and dismissed the ATO’s application. Accordingly, the matter was finalised in RCI’s favour.

With all avenues of appeal exhausted and the matter effectively concluded, the ATO paid a refund to RCI of A$369.8 million (US$396.3 million).

As a result of the foregoing refunds that RCI received from the ATO, the Company concluded that the amount of its investment in RCI was now recoverable. Accordingly, in the 2012 financial year, the Company reversed in full the impairment charge that it had taken in 2011, being US$175.4 million, with a corresponding increase in the Company’s earnings for the year ended 31 March 2012.

During financial year 2012, the Company concluded that the carrying value of its investment in James Hardie Research Pty Ltd. was no longer recoverable and a permanent diminution in value had occurred. Accordingly, an impairment charge of US$23.8 million was recognised for the full carrying value of its investment in James Hardie Research Pty Ltd.

FY 2012 Irish Statutory Accounts	113

James Hardie Industries SE

Notes to Company Balance Sheet (continued)

The Company’s direct subsidiaries at 31 March 2012 are as follows:

	Country of		Holding
Subsidiary Company	Incorporation	Nature of Business	%
James Hardie International Group Ltd.	Ireland	Non-operating	100%
James Hardie International Holdings plc	Ireland	Holding Company	100%
James Hardie Insurance Ltd.	Guernsey	Insurance Company	100%
RCI Holdings Pty Ltd	Australia	Holding Company	100%

Refer to Note 31 to the consolidated financial statements where the Company’s directly and indirectly wholly owned subsidiaries are listed.

4.	Debtors

Amounts falling due within one year are comprised of the following:

	31 March 2012	31 March 2011
	US$ millions	US$ millions
Amounts owed by group companies	149.4	89.1
Other debtors	0.7	1.8

	150.1	90.9

All amounts due from group companies are interest free and repayable on demand.

5.	Called-up share capital

The Company’s authorised and called-up share capital at 31 March 2012 and 2011 are detailed in the table below:

	As of 31 March
	2012	2011
	Number	Number
Authorised share capital:
Ordinary shares of €0.59 par value	2,000,000,000	2,000,000,000

Allotted and Fully Paid:
Allotted and fully paid at beginning of fiscal year	436,386,587	434,524,879
Issue in respect of share-based payment plans	4,210,442	1,861,708
Acquired in respect of share buy-back plan	(3,421,066)	—

Allotted and fully paid at end of fiscal year	437,175,963	436,386,587

FY 2012 Irish Statutory Accounts	114

James Hardie Industries SE

Notes to Company Balance Sheet (continued)

At 31 March 2012 and 2011, the Company had 2.0 billion shares of common stock at Euro 0.59 par value authorised. The amount of common stock issued at 31 March 2012 and 2011 was 437,175,963 shares and 436,386,587 shares, respectively.

During fiscal year 2012, the Company issued 4.2 million shares under incentive plans and acquired 3.4 million shares related to the Company’s share buyback plan. The acquired shares had an aggregate cost of US$19.0 million and represented 0.8% of the Company’s issued capital. All acquired shares were officially cancelled prior to 31 March 2012.

6.	Reconciliation of movement in shareholders’ funds

	Called-up	Capital				Profit and
	share	Redemption	Share	Other	Treasury	loss
	capital	Reserve	premium	reserves	Shares	account	Total
	US$ millions	US$ millions	US$ millions	US$ millions	US$ millions	US$ millions	US$ millions
Balance 31 March 2010	221.1	—	8.2	23.1	—	2,706.4	2,958.8
Loss for the financial year	—	—	—	—	—	(362.2)	(362.2)
Share-based payment transactions	0.7	—	—	8.4	—	—	9.1
Issue of ordinary shares	0.7	—	4.2	—	—	—	4.9

Balance 31 March 2011	222.5	—	12.4	31.5	—	2,344.2	2,610.6

Income for the financial year	—	—	—	—	—	928.0	928.0
Share-based payment transactions	2.0	—	—	5.8	—	—	7.8
Dividends paid	—	—	—	—	—	(17.4)	(17.4)
Issue of ordinary shares	1.3	—	9.7	—	—	—	11.0
Acquisition of ordinary shares	—	—	—	—	(19.0)	—	(19.0)
Cancellation of ordinary shares	(1.8)	1.8	—	—	19.0	(19.0)	—

Balance 31 March 2012	224.0	1.8	22.1	37.3	—	3,235.8	3,521.0

Movements in other reserves arise from the financial effect of equity awards issued by the parent company, which also includes the FRS 20 cost to employees of subsidiary undertakings, reflected as an increase in the parent company’s investment in subsidiary undertakings.

7.	Creditors

Amounts falling due within one year are comprised of the following:

	31 March 2012	31 March 2011
	US$ millions	US$ millions
Bank overdrafts	1.4	—
Trade and other payables	3.6	3.9
Amounts owed to group undertakings	4.3	51.2

	9.3	55.1

FY 2012 Irish Statutory Accounts	115

James Hardie Industries SE

Notes to Company Balance Sheet (continued)

Amounts falling due after one year are comprised of the following:

	31 March 2012	31 March 2011
	US$ millions	US$ millions
Amounts owed to group undertakings	—	453.2
Other creditors	5.2	11.2
Provisions (a)	—	190.4

	5.2	654.8

(a) As the Company had provided a guarantee in favour of the ATO for the remaining unpaid 50% of RCI’s disputed amended tax assessment, the Company made a provision of US$190.4 million in financial year 2011 for the unpaid portion of the assessment. With RCI’s successful appeal of the disputed amended tax assessment during financial year 2012, the Company released its provision for the unpaid portion of the disputed amended tax assessment.

8.	Share-based payment transactions

Share-based payment expense of US$4.4 million (2011: US$5.6 million) in respect of share-based payment transactions for the year ended 31 March 2012 included in Note 16 to the Consolidated Financial Statements has been included as a capital contribution (see Note 3). Share-based payment expense directly attributable to the Company was US$1.4 million (2011: US$3.5 million).

9.	Commitments and Contingencies

At 31 March 2012, the Company has guaranteed certain liabilities and credit arrangements of group entities as set forth below. The Company reviews the status of these guarantees at each reporting date and considers whether it is required to make a provision for payment on those guarantees based on the probability of the commitment being called.

Section 17 Guarantee

Pursuant to the provisions of Section 17, Companies (Amendment) Act, 1986, the Company has guaranteed the liabilities of its wholly-owned subsidiary undertakings James Hardie International Group Limited, James Hardie International Holdings Limited (formerly known as James Hardie International Holdings plc), James Hardie Holdings Limited and James Hardie Technology Limited for the financial year ended 31 March 2012 and, as a result, such subsidiary undertakings have been exempted from the filing provisions of Section 7, Companies (Amendment) Act, 1986 and Regulation 20 of the European Communities (Accounts Regulations), 1993 respectively.

AFFA

The Amended Final Funding Agreement (as amended from time to time, “AFFA”) was approved by shareholders in February 2007 to provide long-term funding to the Asbestos Injuries Compensation Fund (“AICF”). The Company indirectly owns 100% of the Performing Subsidiary that funds AICF subject to the

FY 2012 Irish Statutory Accounts	116

James Hardie Industries SE

Notes to Company Balance Sheet (continued)

provisions of the AFFA. Under the terms of the AFFA, the Performing Subsidiary has an obligation to make payments to AICF on an annual basis, depending on the group’s net operating cash flow.

Under the terms of the AFFA, the Company is the ultimate guarantor for payments due to be made by the Performing Subsidiary to AICF. This guarantee is only enforceable by AICF or the NSW Government in the event of any breach of the obligations of the Performing Subsidiary, a wind-up event or a reconstruction event. At 31 March 2012 and 2011, there is no indication that any such breach will occur and, accordingly, there is no liability recorded on the Company’s balance sheet at that date. Refer to Note 2 and Note 11 to the Consolidated Financial Statements.

External Borrowings

The Company provided a guarantee to each financier of the group finance company, JHIFL, with respect to JHIFL’s external borrowings, such that if JHIFL does not or is unable to repay each financier in accordance with the outstanding credit facility agreements, then JHISE agrees to pay the amount owed by JHIFL to each financier on demand from each financier. In addition, JHISE indemnified each financier against any liability or loss arising, and any cost each financier incurs, if JHIFL does not or is unable to pay the amount owed to each financier.

JHIFL remains compliant with its debt covenants and continues to service its external borrowings in accordance with the facility agreements with its financiers. Based on information currently available to the Company, there is no indication that JHIFL will be unable to meet its obligations under the terms of the facility agreements. Accordingly, no provision has been made with respect to JHIFL’s external borrowings.

Gypsum Indemnification

The Company entered into an indemnity agreement in connection with the sale of the former United States gypsum wallboard manufacturing facilities in April 2002, under which the Company agreed to indemnify the buyer from certain future liabilities, including, for a period of 30 years, liabilities arising from the asbestos-related injuries to persons or property arising from our former gypsum business that exceed US$5.0 million in the aggregate, limited to US$250.0 million in the aggregate.

There have been no claims arising from the indemnity agreement that have been asserted by the buyer. Accordingly, no provision has been made with respect to the indemnity agreement at 31 March 2012 and 2011.

ASIC Proceedings

In February 2007, the Australian Securities and Investments Commission (“ASIC”) commenced civil proceedings in the Supreme Court of New South Wales against the Company, ABN 60 and ten then-present or former officers and directors of the James Hardie Group. While the subject matter of the allegations varied between individual defendants, the allegations against the Company were confined to alleged contraventions of provisions of the Australian Corporations Act/Law relating to continuous disclosure and engaging in misleading or deceptive conduct in respect of a security. The Company defended each of the allegations made by ASIC and the orders sought against it in the proceedings, as did the former directors and officers of the Company.

FY 2012 Irish Statutory Accounts	117

James Hardie Industries SE

Notes to Company Balance Sheet (continued)

On 23 April 2009, the Supreme Court issued judgment against the Company and the ten former officers and directors of the Company.

All defendants other than two lodged appeals against the Supreme Court’s judgments, and ASIC responded by lodging cross appeals against the appellants. The appeals lodged by the former directors and officers were heard in April 2010 and the appeal lodged by the Company was heard in May 2010.

On 30 September 2010, the Company entered into agreements with third parties and subsequently received payment for US$10.3 million relating to the costs of the ASIC proceedings for certain former officers. These recoveries were reflected as a reduction to selling, general and administrative expenses for the year ended 31 March 2011. The Company notes that other recoveries may be available resulting from repayments by third parties, including former directors and officers, in accordance with the terms of their indemnities.

On 17 December 2010, the New South Wales Court of Appeal dismissed the Company’s appeal against the Supreme Court’s judgment and ASIC’s cross appeal and ordered that the Company pay 90% of the costs incurred by ASIC in respect of the Company’s appeal. The Court of Appeal also allowed the appeals brought by the non-executive directors, but dismissed ASIC’s related cross-appeals, and ordered ASIC to pay the non-executive directors costs of the proceedings and the appeals. The Court of Appeal allowed the appeals and cross appeals in respect of certain former officers in part and reserved certain matters for further submissions. On 6 May 2011, the Court of Appeal rendered judgment in the exoneration, penalty and cost matter for certain former officers in which it varied certain orders made at first instance and ordered that there be no order as to the costs of the appeals of the certain former officers and ASIC’s related cross-appeals.

ASIC subsequently filed applications for special leave to the High Court appealing from the Court of Appeal’s judgment in favour of the former directors’ and former officers’ appeals. Two former officers also filed special leave applications to the High Court. The Company did not file application for special leave to the High Court. The High Court granted ASIC’s application for special leave on 13 May 2011. The High Court granted the special leave applications for one of the former officers, and the other former officer withdrew his application. Appeals brought by ASIC and the Company’s former directors and former officer were heard by the High Court over three days commencing 25 October 2011.

On 3 May 2012, the High Court upheld ASIC’s appeal and overturned the Court of Appeal’s decision in favour of the former non-executive directors and dismissed the former officer’s appeal against the Court of Appeal’s decision. The High Court did not render judgment on claims to be excused from liability, penalty and disqualification and on certain questions concerning costs. The High Court remitted these matters back to the Court of Appeal for further consideration. The Court of Appeal will hear submissions on these issues at a proceeding to be held in late August 2012.

Due to the High Court’s decision to remit certain matters back to the Court of Appeal, further or different orders may be made with respect to the seven former non-executive directors and the former executive on issues such as liability, any banning orders, civil penalties payable, and as to the costs of the appeals and the first instance proceedings that the Company may become liable for under indemnities.

As with the first instance, Court of Appeal and High Court proceedings, the Company may pay a proportion of the costs of the continued proceedings involving the seven former non-executive directors and the former executive, with the remaining costs being met by third parties. We note that other recoveries may be available, including as a result of repayments by former directors and officers in accordance with the terms of their indemnities.

FY 2012 Irish Statutory Accounts	118

James Hardie Industries SE

Notes to Company Balance Sheet (continued)

ASIC has not notified the Company of the amount of costs that it has incurred in connection with the ASIC proceedings and any costs that may be asserted by ASIC in the future will be subject to third party review and may not represent the amount of costs the Company will ultimately be liable to pay.

The amount of the costs that the Company may be required to pay to ASIC following the Court of Appeal judgments is contingent on a number of factors. These include, without limitation, whether such costs (including the costs orders in ASIC’s favour against the Company in the first instance hearing, which orders were not disturbed by the Court of Appeal) are reasonable having regard to the issues pursued in the case by ASIC against the Company, the number of legal practitioners involved in such legal work and their applicable fee rates. In addition, the amount of costs is contingent on the associated legal work undertaken specifically in respect of those issues, since the Company is not liable for legal costs of a previous claim and related order that was withdrawn by ASIC in September 2008, the overlapping claims against other parties in the first instance or appeal proceedings or the successful interlocutory appeal by the Company against ASIC during the course of the first instance hearing.

Accordingly, in light of the inherent uncertainty surrounding the amount of such costs, together with the unusual circumstances surrounding the ASIC proceedings, the Company is unable to estimate the additional loss or range of loss relating to the quantum of costs incurred by ASIC at this time. Therefore, the Company has not recorded any provision for these costs at 31 March 2012.

Losses and expenses arising from the ASIC proceedings could have a material adverse effect on the Company’s financial position, liquidity, results of operations and cash flows. It is the Company’s policy to expense legal costs as incurred.

10.	Related Party Transactions

The Company has not disclosed any related party transactions as it has availed of the exemption available under the provisions of FRS 8 which exempts disclosure of transactions entered into between two or more members of a group, provided that any subsidiary which is a party to the transaction is wholly owned by a member of that group.

11.	Subsequent Events

On 2 April 2012, the Company subscribed for additional ordinary shares in the share capital of JHIHL in exchange for a capital contribution of US$105.7 million.

On 18 May 2012, the Company declared a dividend to shareholders of US$0.38 cents per security.

FY 2012 Irish Statutory Accounts	119

James Hardie Industries SE

Notes to Company Balance Sheet (continued)

On 25 May 2012, the Company subscribed for additional ordinary shares in the share capital of JHIGL in exchange for the Company’s ownership interest in JHIHL and JHHL.

In May 2012, one of the Company’s wholly-owned subsidiaries, RCI Holdings Pty Ltd (“RCIH”), bought back 188,903 shares that the Company held in RCIH. Accordingly, the Company reduced its investment in RCIH at the historic cost basis of these shares it held in RCIH, and recognised a gain for the excess of the fair value over the historic cost basis in these shares.

12.	Auditor Remuneration

Fees paid to the Company’s independent auditor for services provided for fiscal years ended 31 March 2012 and 2011 were as follows:

	Fiscal Years Ended 31 March
(millions of US dollars)	2012	2011
Audit Fees	0.3	0.3
Audit-Related Fees	0.1	0.3

Audit remuneration to the independent auditor represents the audit remuneration in respect of the Irish statutory audit of the Irish Statutory Accounts. The auditors’ remuneration to the Independent registered public accounting firm disclosed in Note 28 to the consolidated financial statements represents the audit fee disclosures required for registrants of the United States Securities and Exchange Commission.

Audit Fees include the aggregate fees for professional services rendered by our independent auditor. Professional services include the audit of the annual financial statements and services that are normally provided in connection with statutory filings.

Audit-Related Fees include the aggregate fees billed for assurance and related services rendered by our independent auditor.

13.	Approval of Financial Statements

The financial statements have been approved by the board of directors of the Company.

FY 2012 Irish Statutory Accounts	120